Form 20-F
period 2025-12-31
Polibeli Group Ltd
filed 2026-04-24
CIK 2035697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 20-F

_________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission file number: [•]

_________________________

Polibeli Group Ltd
(Exact name of Registrant as specified in its charter)

_________________________

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Suntec Tower 3,
8 Temasek Boulevard Road, #24-03
Singapore, 038988
(Address of principal executive offices)

Chen Hua
Landmark Pluit Tower D 5th & 6th Floor,
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia
Tel: +62-21-22531366

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

_________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Class A ordinary shares, par value US$0.00001 per share	PLBL	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

_____________________________________________________________________________________________________________________________

(Title of Class)

SEC 1852 (12-23) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

_____________________________________________________________________________________________________________________________

(Title of Class)

_________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 319,108,190 Class A ordinary shares and 47,279,280 Class B ordinary shares issued and outstanding, par value of US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

“A&R Company Listing Articles” means the amended and restated memorandum and articles of association of the Company.

“A&R Warrant Agreement” means the amended and restated warrant agreement that the Company, SPAC and the warrant agent thereunder may enter into at the Closing.

“Business Combination” or “Merger” means the merger of Merger Sub with and into SPAC, in accordance with Part XVI of Cayman Companies Act, following which the separate corporate existence of Merger Sub shall cease and SPAC shall continue as the surviving company and a direct wholly owned subsidiary of the Company.

“Business Combination Agreement” means the business combination agreement entered into by and among Merger Sub, SPAC and the Company dated as of September 16, 2024 (as it may be amended, supplemented or otherwise modified from time to time).

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands, mainland China and Hong Kong, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled).

“CAGR” means compound annual growth rate.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands, amended from time to time.

“Chenghe” or “SPAC” means Chenghe Acquisition II Co., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“SPAC Shareholders” means the shareholders of Chenghe.

“Closing” means the consummation of the Business Combination.

“Closing Date” means August 7, 2025 the day on which the Closing occurred.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” means Polibeli Group Ltd, a Cayman Islands exempted company with limited liability.

“Company Board” or “Board” means the board of directors of the Company.

“Class A Ordinary Shares” or “Company Class A Ordinary Shares” means Class A ordinary shares of the Company, with par value of U.S.$0.00001 per share.

“Class B Ordinary Shares” or “Company Class B Ordinary Shares” means the Class B ordinary shares of the Company, with par value of U.S.$0.00001 per share.

“Ordinary Shares” or “Company Ordinary Shares” means, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares.

“Company Shareholder Support Agreement” means the company shareholder support agreement entered into concurrently with the execution of the Business Combination Agreement by and among SPAC, the Company and the Company Shareholder, as amended or modified from time to time.

“Company Shareholder” or “Xingyun International” means Xingyun International Company Limited.

“EU” means European Union.

“Founder Shareholders” means, collectively, the Sponsor and the directors and officers of SPAC set forth on Schedule A to the Sponsor Support Agreement.

“Founder Shares” means the SPAC Class B Ordinary Shares initially purchased by the Sponsor in a private placement prior to the initial public offering of the SPAC and converted into the SPAC Class A Ordinary Shares which were then converted into Company Class A Ordinary Shares at Closing.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time, consistently applied.

“GDP” means gross domestic product.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of an exempted company incorporated in the Cayman Islands are its certificate of incorporation, memorandum and articles of association, shareholders agreement or similar constitutional or organizational documents, in each case, as amended or restated.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign, multinational, supra-national, government or governmental authority or regulatory body thereof, or political subdivision thereof, or any commission, department, board, bureau, agency, instrumentality or authority thereof, any court, tribunal, arbitrator, arbitration panel or similar judicial body or any self-regulatory organization.

“Group,” “Polibeli,” “we,” “our,” or “us” means the Company and all of its subsidiaries from time to time.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“IRS” means the Internal Revenue Service of the United States of America.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Lock-Up Agreement” means the lock-up agreement that the Sponsor, the Company, the Company Shareholder and SPAC Key Holders has entered into at the Closing, as amended or modified from time to time.

“Merger Effective Time” means 3:01 p.m. on August 7, 2025 (Cayman Islands time).

“Merger Sub” means Polibeli Merger One Limited, a Cayman Islands exempted company with limited liability and previously a wholly owned subsidiary of the Company, which has merged with and into Chenghe at Closing with Chenghe as the surviving entity.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Nasdaq Listing Rules” means the listing rules of the Nasdaq Stock Market LLC.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint share company, Governmental Authority or instrumentality or other entity of any kind.

“Plan of Merger” means a plan of merger between SPAC and Merger Sub, pursuant to which Merger Sub has merged with and into SPAC, that is substantially in the form of exhibit C to the Business Combination Agreement.

“Post-Closing Company” means the Company after the consummation of the Business Combination.

“PRC” or “China” means the People’s Republic of China, and for the purpose of this annual report, does not include Hong Kong, Macau Special Administrative Region and Taiwan.

“Private Warrants” means the private warrants of the Company, which were issued at the Closing in exchange for the SPAC Private Placement Warrants.

“Public Warrants” means the public warrants of the Company, which were issued at the Closing in exchange for the SPAC Public Warrants.

“Registration Rights Agreement” means the registration rights agreement that the Company, SPAC and other parties listed thereto have entered into at the Closing, as amended or modified from time to time.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SME” means small and mid-size enterprises.

“SPAC Class A Ordinary Shares” means Class A ordinary shares of SPAC, par value $0.0001 per share.

“SPAC Class B Ordinary Shares” means Class B ordinary shares of SPAC, par value $0.0001 per share.

“SPAC Key Holders” means Richard Li, Kwan Sun, Ning Ma and James Zhang, those certain SPAC Shareholders that have entered into the Lock-Up Agreement at Closing.

“SPAC Ordinary Shares” means SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares.

“SPAC Private Placement Shares” means the SPAC Class A Ordinary Shares underlying the SPAC Private Placement Units.

“SPAC Private Placement Units” means units issued to the Sponsor and the underwriters in a private placement simultaneously with the closing of the initial public offering of Chenghe, each unit consisting of one SPAC Class A Ordinary Share and one-half of one redeemable SPAC Private Placement Warrant, separated at the Closing of the Business Combination.

“SPAC Private Placement Warrants” means the warrants underlying the SPAC Private Placement Units that entitle the holder thereof to purchase SPAC Class A Ordinary Shares at an exercise price of $11.50 per share, which were converted into Company Warrants at a one-to-one ratio at Closing.

“SPAC Public Shareholders” means the holders of SPAC Public Shares.

“SPAC Public Shares” means the issued and outstanding SPAC Class A Ordinary Shares, which were converted into Company Class A Ordinary Shares at Closing.

“SPAC Public Units” means equity securities of SPAC consisting of one (1) SPAC Class A Ordinary Share and one-half of one (1/2) SPAC Public Warrant.

“SPAC Public Warrants” means the warrants sold to the public by SPAC as part of the initial public offering of Chenghe (whether purchased in such offering or thereafter in the public market) that entitle the holder thereof to purchase SPAC Class A Ordinary Shares at an exercise price of $11.50 per share, which were converted into Company Warrants at a one-to-one ratio at Closing.

“SPAC Units” means the SPAC Public Units and the SPAC Private Placement Units.

“SPAC Warrants” means the SPAC Public Warrants and the SPAC Private Placement Warrants.

“Sponsor” means Chenghe Investment II Limited, a Cayman Islands exempted company with limited liability.

“Sponsor Support Agreement” means the sponsor support agreement entered into concurrently with the execution of the Business Combination Agreement between and among the Sponsor, SPAC, the Company and certain other parties thereto, as amended or modified from time to time.

“sq.m.” means square meters.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” means the trust account established by SPAC upon the consummation of its initial public offering and into which a certain amount of the net proceeds of the initial public offering, together with a certain amount of the proceeds of a private placement of warrants were deposited simultaneously with the closing of the initial public offering.

“Warrants” or “Company Warrants” means collectively, the Public Warrants and the Private Warrants.

“Warrant Holder” means a holder of one or more Warrants.

“Warrant Agreement” means the Warrant Agreement, dated as of June 7, 2024, between SPAC and Continental Stock Transfer & Trust Company as the warrant agent.

v

FORWARD-LOOKING INFORMATION

Some of the statements contained in this annual report constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect the Company’s current views, as applicable, with respect to, among other things, its respective capital resources, performance and results of operations. Likewise, all of the Company’s statements regarding anticipated growth in operations, anticipated market conditions, demographics, reserves and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “scheduled,” “forecasts,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this annual report reflect the Company’s current views, as applicable, about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. The Company does not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•        general economic uncertainty;

•        expectations regarding the Company’s strategies and future financial performance, including the Company’s future business plans or objectives, prospective performance and opportunities and competitors, revenues, ability to raise capital, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company’s ability to invest in growth initiatives and pursue acquisition opportunities;

•        the Company’s ability to maintain the listing of Company Ordinary Shares on the Nasdaq or any other national stock exchange;

•        potential disruption in the Company’s employee retention;

•        potential litigation, governmental or regulatory proceedings, investigations or inquiries involving the Company;

•        international, national or local economic, social or political conditions that could adversely affect the Company and its business;

•        the effectiveness of the Company’s internal controls and its corporate policies and procedures;

•        changes in personnel and availability of qualified personnel;

•        environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•        potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by the Company;

•        the limited experience of certain members of the Company’s management team in operating a public company in the United States;

•        the volatility of the market price and liquidity of Company Ordinary Shares and Company Warrants;

•        a failure to achieve anticipated benefits of acquisitions or the need to dispose of non-core assets for less than their carrying value on the financial statements as a result of weak market conditions;

•        global political events that affect commodity prices;

•        the risk that the Company’s properties may be subject to actions and opposition by non-governmental agencies;

•        a failure by the Company to obtain the regulatory authorizations it needs for general operating activities or compliance for decommissioning;

•        the geographical concentration of the Company’s assets;

•        changes to current, or implementation of additional, regulations applicable to the Company’s operations;

•        a failure to secure the services and equipment necessary for the Company’s operations for the expected price, on the expected timeline, or at all;

•        seasonal weather conditions that may cause operational delays;

•        changes to applicable tax laws or government incentive programs;

•        defects in the title or rights in relation to the Company’s properties;

•        risk management activities that expose the Company to the risk of financial loss and counter-party risk;

•        the occurrence of an uninsurable event;

•        an inability to recruit and retain a skilled workforce and key personnel;

•        the potential physical effects of climate change on the Company’s production and costs;

•        any breaches of the Company’s cyber-security and loss of, or unauthorized access to, data;

•        changes to applicable tax laws and regulations or exposure to additional tax liabilities;

•        the significant increased expenses and administrative burdens that the Company will incur as a public company;

•        internal control weaknesses and any misstatements of financial statements or the Company’s inability to meet periodic reporting obligations;

•        foreign currency and interest rate fluctuations; and

•        failure to comply with anticorruption, economic sanctions, and anti-money laundering laws.

Additionally, statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

The forward-looking statements contained herein are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause the Company’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Item 3. Key Information — D. Risk Factors.” There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. While such forward-looking statements reflect the Company’s good faith beliefs, as applicable, they are not guarantees of future performance. The Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this annual report, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.     [Reserved]

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Risk Factors Summary

Risks Related to Polibeli’s Business and Industry

•        Polibeli’s business, results of operations and financial condition may be materially and adversely affected if it is unable to attract and retain customers.

•        The expansion into new product categories and services may expose Polibeli to new challenges and more risks.

•        Failure to effectively expand Polibeli’s marketing and sales capabilities could harm its ability to achieve broader market acceptance of the Polibeli Platform.

•        The Company has incurred, and may continue to incur, net losses.

•        Uncertainties relating to the growth and profitability of the evolving and dynamic supply chain services industry in emerging markets could adversely affect Polibeli’s business, prospects and results of operations.

•        If Polibeli cannot manage its business growth or execute its strategies effectively, its business and prospects may be materially and adversely affected.

•        Polibeli’s long-term success depends on its ability to operate internationally, making it susceptible to risks associated with cross-border sales and international operations. Specifically, if it fails to comply with any local laws or regulations applicable to its operations, it may face administrative penalties and/or sanctions, and its business operations may be materially and adversely affected.

•        If Polibeli fails to develop or acquire new digital solutions or enhance its existing platform to meet the evolving needs of its current and future customers, its business may be adversely affected.

•        Polibeli relies on third-party service providers, such as logistics service providers and payment processors, in operating its platform and services.

•        Unfavorable conditions in Polibeli’s industry and the global economy, including the resulting effects on spendings by SMEs, could limit Polibeli’s ability to grow its business and negatively affect its results of operations.

Risks Related to the Company’s Securities

•        Future sales of the Company’s securities in the public market, or the perception that these sales might occur, could cause the market price of the Company’s securities to decline significantly.

•        The Company’s issuance of additional share capital in connection with financings, acquisitions, investments, an equity incentive plan or otherwise will dilute all other shareholders.

•        The Company Shareholder controls a significant percentage of the Company’s voting power and is able to exert significant control over the direction of the Company’s business.

•        The Company may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless, and exercise of a significant number of Company Warrants could adversely affect the market price of Company Ordinary Shares.

Risks Related to Polibeli’s Business and Industry

Polibeli’s business, results of operations and financial condition may be materially and adversely affected if it is unable to attract and retain customers.

The success of Polibeli’s business depends on its ability to provide superior product procurement experiences to expand its customer base, which in turn depends on a variety of factors. These factors include its ability to offer a wide array of products, optimize product offerings in response to the diverse and evolving demands of its customers, expand and maintain relationships with its customers, suppliers and service providers, offer timely and reliable logistics and order fulfillment services, develop digital solutions and intelligence services for its supply chain services platform and distribution sales, all of which require substantial costs and expenses. If such costs and expenses fail to effectively translate into a larger customer base, it may not be able to achieve its business goals and its results of operations may be materially and adversely affected. Polibeli’s efforts to grow its customer base may not lead to increased revenues in the immediate future. Even if they do, any increases in revenues may not offset the costs and expenses incurred. Additionally, as many of Polibeli’s customers are SMEs, they are more susceptible to changes in the general economic condition and other risks affecting their business than larger businesses and many of them are in the entrepreneurial stage of development, Polibeli may experience a high turnover rate of its customers and there can be no assurance that it can retain its existing customers.

If Polibeli is not successful in its efforts to attract new and retain existing customers, increase spending levels of its customers, and ensure the quality of its services, its revenues may decline and its results of operations may be materially and adversely affected.

The expansion into new product categories and services may expose Polibeli to new challenges and more risks.

As Polibeli’s customer base and product mix change over time, it needs to identify new products and services that respond to the evolving trends and customer needs. If Polibeli is unable to introduce new products and services that meet evolving demands of its customers, or effectively integrate them into its existing product and service mix, there could be a negative impact on future sales growth and its competitive position. Specifically, customer demands and preferences are influenced by factors such as technological advancements, shifts in consumer behavior, and changing market trends. Polibeli may lack familiarity with new products and its lack of relevant customer insights relating to these products may impose difficulties for it to anticipate customer demands and preferences or to ensure the quality of products and services. Polibeli may not have an accurate prediction of customer demands of certain products, resulting in inventory buildup and possible inventory write-down, which may also impose difficulties for it to inspect and control quality and ensure proper handling, storage and delivery of products. Polibeli may experience higher return rates on new products and receive more customer complaints as a result of selling them, which would harm its brand and reputation as well as its results of operations. Polibeli may not have much bargaining power over suppliers in new categories of products and it may not be able to negotiate favorable terms with suppliers or ensure stable supplies of these new product categories. From time to time, Polibeli may need to price aggressively to gain market share or remain competitive with new product categories. Furthermore, Polibeli may need to adjust its product mix from time to time in response to its customers’ evolving procurement demands. It may be difficult for Polibeli to achieve profitability in new product categories and its profit margin, if any, may be lower than anticipated, which would adversely affect its overall profitability and results of operations. Polibeli cannot assure you that it will be able to recoup its investments in introducing these new product categories.

Failure to effectively expand Polibeli’s marketing and sales capabilities could harm its ability to achieve broader market acceptance of the Polibeli Platform.

Polibeli’s ability to achieve broader market acceptance of the Polibeli Platform, consisting of the Polibeli App and the Polisales App (see “Item 4. Information on the Company — B. Business Overview — Our Supply Chain Services Platform — Polibeli Platform.”), will depend on its ability to expand its marketing and sales operations. Polibeli plans to continue expanding its sales force and dedicating appropriate resources to the improvement of its Polisales App. Polibeli’s business and results of operations will be harmed if its sales and marketing efforts do not generate a corresponding increase in revenue. Polibeli may not achieve anticipated revenue growth from expanding its sales force and investing on the improvement of the Polisales App if it is unable to hire, develop, and retain talented sales personnel, if its new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if the new features of its Polisales App are not effective. Furthermore, if the cost of marketing the Polibeli Platform increases, Polibeli’s business and results of operations could be adversely affected.

Polibeli has incurred, and may continue to incur, net losses.

Polibeli has incurred losses in the past. Its net losses were US$10.98 million and US$5.97 million for the years ended December 31, 2024 and 2025, respectively. Polibeli cannot assure you that it will be able to generate net profits in the future. Polibeli’s ability to achieve profitability will depend primarily on its ability to increase its gross profit margin, either by growing revenues at a rate faster than cost of revenues increase or by reducing cost of revenues or operating expenses as a percentage of revenues. There can be no assurance that Polibeli will be able to improve gross profit margin or achieve profitability, and it may continue to experience losses in the future.

Uncertainties relating to the growth and profitability of the evolving and dynamic supply chain services industry in emerging markets could adversely affect Polibeli’s business, prospects and results of operations.

The market for supply chain services platforms and distribution sales in one of Polibeli’s main business locations, Indonesia, is still in an early stage of development, which may not develop into the stage and scale Polibeli expects. As Polibeli launched the Polibeli App in 2022 and Polisales App in 2023 specifically for the Indonesian market, which together operate as one Polibeli Platform, it has a limited operating history and limited experience in providing digital solutions, intelligence services and warehousing, logistics and fulfillment services in Indonesia. As Polibeli’s business grows, or in response to fierce competition, it may continue to introduce new products and services, adjust its existing product and service offerings, or adjust its business operations in general to effectively withstand changes of purchase price of products to maintain its growth and profitability, which may incur considerable costs with no obvious improvement in its operations or its financial results. Polibeli may also seek to expand its current customer base, which may result in additional costs and expenses. Furthermore, Polibeli’s ability to continuously attract funding sources on reasonable terms is critical to its business. Any significant change to its business model that does not achieve expected results may have a material and adverse impact on its results of operations and financial condition.

As supply chain services platforms and distribution sales emerged in Indonesia only in recent years, the long-term viability and prospects of shifting the product procurement process of SMEs in Indonesia from offline to online remain untested and subject to significant uncertainties. You should consider Polibeli’s business and prospects in light of the risks and challenges it encounters or may encounter given the rapidly evolving trends of this emerging market in which it operates and its limited operating history. These risks and challenges include Polibeli’s ability to, among other things:

•        expand or optimize the product mix, sustain and improve the quality of products and fulfillment solutions on the Polibeli Platform and provide satisfactory procurement experiences to its customers;

•        maintain and enhance its relationship and business collaboration with suppliers and warehousing and logistics service providers;

•        attract new customers, retain existing customers and increase their spending on the Polibeli App;

•        enhance its technology infrastructure to support the growth of business and maintain the security of systems;

•        navigate the regulatory environment in the local regions where it conducts business;

•        manage strategic investments and alliances;

•        respond to macroeconomic conditions and fluctuations; and

•        defend against legal and regulatory actions, such as actions involving intellectual property.

If Polibeli cannot manage business growth or execute strategies effectively, its business and prospects may be materially and adversely affected.

Polibeli has generated, and expects to continue to generate, significant revenue, which has placed, and may continue to place, significant demands on its management and technological, operational and financial resources. For example, Polibeli recorded total revenues of US$30.23 million for the year ended December 31, 2024 to US$26.42 million for the year ended December 31, 2025. Polibeli has established several international offices, including offices in Japan and Indonesia and it plans to continue to expand its international operations into other countries in the future. In addition, if results of operations and revenue growth in new business locations fail to achieve management’s expectations, it may also reduce its level of investment or ultimately close down operations in such new locations, which would lead to loss of invested resources such as capital investment and management’s time. See also “— Polibeli’s long-term success depends on its ability to operate internationally, making it susceptible to risks associated with cross-border sales and operations. Specifically, if it fails to comply with any local laws or regulations applicable to its operations, it may face administrative penalties and/or sanctions, and its business operations may be materially and adversely affected.”

Polibeli’s organizational structure is becoming more complex as it scales technological, operational, financial and management controls as well as reporting systems and procedures. To manage growth in its operations and personnel, Polibeli will need to continue to grow and improve its operational, financial, and management controls and its reporting systems and procedures. Polibeli may require significant capital expenditures and the allocation of valuable management resources to grow and adapt to its developing needs in these areas without undermining its corporate culture, which has been central to its growth so far. If Polibeli fails to manage its anticipated growth and change in a manner that preserves the key aspects of its corporate culture, the quality of its services available through the Polibeli Platform may suffer, which could negatively affect the procurement experiences of customers on the Polibeli Platform and as a result harm its reputation and operations.

Forecasts and projections of Polibeli’s operating and financial results relies in large part upon assumptions and analyses developed by its management. If these assumptions or analyses prove to be incorrect, Polibeli’s actual operating results may be materially different from those forecasted or projected.

Polibeli’s operating results forecast relies in large part upon assumptions and analyses developed by its management and reflects current estimates of future performance, any or all of which may not prove to be correct or accurate. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Polibeli’s actual operating results may differ materially and adversely from those forecasted or projected. Polibeli believes that the assumptions in the forecasts and projections were reasonable at the time such information was prepared, given the information it had at the time. In particular, the prospective financial information was prepared by Polibeli’s management based on estimates and assumptions believed to be reasonable with respect to the expected future financial performance of Polibeli, which do not take into account any circumstances or events occurring thereafter. This prospective financial information incorporates certain financial and operational assumptions, including, but not limited to, future industry performance, general business, economic, market and financial conditions, and matters specific to Polibeli’s business. In addition, such projections incorporate assumptions relating to, but not limited to, (a) sales volumes, selling prices and revenues, average repurchasing value for repeating customers and numbers of business developers, which could be significantly impacted by economic events and customer demand for Polibeli’s products; (b) Polibeli’s expectation to conduct business internationally, which could be impacted by trade policies, regulatory constraints and other factors; (c) Polibeli’s ability to attract and retain customers; (d) Polibeli’s continuous optimization of working capital, which affects its bargaining power over products as the business scales; (e) Polibeli’s maintenance of the operating expense ratio at a reasonable level; and (f) Polibeli’s ability to successfully carry out strategic mergers and acquisitions to expand its business.

However, the assumptions that underlie the prospective financial information are preliminary and there can be no assurance that Polibeli’s actual results will be in line with its expectations. The prospective financial information covers multiple years and such financial projections, by their nature, become subject to greater uncertainty with each succeeding year. In addition, whether actual operating and financial results and business developments will be consistent with Polibeli’s expectations and assumptions as reflected in the forecast depends on a number of factors, many of which are outside our control, including, but not limited to those stated elsewhere in this “Risk Factors” section.

The forecasts and projections also reflect assumptions as to certain business decisions that are subject to change. The forecasts and projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to the forecasts and projections, but, in the view of Polibeli’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Polibeli. However, such information is not historical fact, should not be seen as guidance or relied upon as being necessarily indicative of future results.

The projections and forecasts were prepared based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Polibeli’s management. Neither Polibeli’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections and forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecasts and projections.

Unfavorable changes in any of these or other factors, most of which are beyond Polibeli’s control, could turn out to be different than those anticipated, materially and adversely affect Polibeli’s business, prospects, financial results, and results of operations, and have an adverse impact on the market price of Company Ordinary Shares or the financial position of the Company.

Polibeli may need to raise additional funds to pursue its growth strategy, and it may be unable to raise capital when needed or on acceptable terms.

From time to time, Polibeli may seek additional equity or debt financing to fund its growth, enhance its supply chain services platform and distribution sales, respond to competitive pressures or make acquisitions or other investments. Its current or future strategies may not be successfully implemented or generate sustainable profit, and its business plans may change. General economic, financial or political conditions in the jurisdictions where it conducts business may deteriorate or other circumstances may arise. Any of these cases may have a material adverse effect on its cash flows and the anticipated cash needs of its business and therefore could result in significant additional funding needs, requiring it to raise additional capital. Polibeli cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, Polibeli may be unable to expand its business at the rate desired and its results of operations may suffer. Financing through issuances of equity securities would be dilutive to holders of its shares.

Polibeli’s long-term success depends on its ability to operate internationally, making it susceptible to risks associated with cross-border sales and international operations. Specifically, if it fails to comply with any local laws or regulations applicable to its operations, it may face administrative penalties and/or sanctions, and its business operations may be materially and adversely affected.

Polibeli conducts its global goods trading business mainly in Japan and Indonesia, while it also has business operations in a variety of international locations in Asia and Europe, including Korea, Hong Kong, France and Italy. Polibeli may expand to new geographic regions and markets as its business grows. Conducting international operations subjects Polibeli to risks and burdens which include:

•        the need to localize its solutions, including product customizations and adaptations for local practices and regulatory requirements;

•        lack of familiarity and burdens of ongoing compliance with local laws, legal standards, regulatory requirements, tariffs, customs formalities and other barriers, including restrictions on advertising practices, regulations governing online services, restrictions on importation or shipping of specified or proscribed items, importation quotas, enforcement of intellectual property rights, laws dealing with consumer and data protection, privacy, encryption, sanctions, and restrictions on pricing or discounts;

•        heightened exposure to fraud;

•        legal uncertainty in countries with less developed legal systems;

•        unexpected changes in local laws, regulatory requirements, trade laws, tariffs, export quotas, custom duties or customs formalities, embargoes, exchange controls, government controls or other trade restrictions;

•        differing requirements on licenses and certificates for its business operations;

•        potentially adverse tax consequences, including the complexities of tax laws of different jurisdictions (including with respect to value added taxes) and restrictions on the repatriation of earnings;

•        increased likelihood of potential or actual violations of domestic and international anti-money laundering laws and anticorruption laws, such as the U.S. Foreign Corrupt Practices Act, which correlates with the scope of its sales and operations in a number of international jurisdictions and operations in certain industries, such that an increase in such operations would increase risk of non-compliance with the aforementioned laws;

•        varying levels of internet, e-commerce and mobile technology adoption and infrastructure;

•        differing technology standards;

•        reduced or varied protection for intellectual property rights in some countries;

•        new and different sources of competition; and

•        costs and liabilities related to compliance with the numerous and ever-growing landscape of international data privacy and cybersecurity regimes, many of which involve disparate standards and enforcement approaches.

These factors may require significant management attention and financial resources. As Polibeli has operations in a number of international locations, it may from time to time fail to be in full compliance with the local laws and regulations and/or timely obtain or renew all licenses and certificates necessary for its business activities and operations. However, as the laws, regulations, standards and policies in the jurisdictions in which Polibeli operates or may in the future operate are continuously evolving and it may not be familiar with the legal framework of the markets which it expands into, Polibeli cannot assure you similar situations will not arise in the future. If Polibeli is not in compliance with the local laws and regulations applicable to its business in any of the countries where it operates, it may face administrative penalties or sanctions, which may result in negative impacts and adversely affect its business, results of operations and financial condition. Additionally, the costs of compliance, including remediation of any discovered issues and any changes to its operations regulated by new or amended laws, may be significant and result in additional expenses, delays or fines.

Current and future investments and acquisitions may fail and divert management’s attention, resulting in equity and earning’s dilution.

Polibeli may acquire in the future, companies, assets and technologies that are complementary to its business. From time to time, it may also make alternative investments and enter into strategic partnerships or alliances as it sees fit to expand its product offerings or business operations into new geographic regions. Its investments or acquisitions may not yield the results it expects. In addition, investments and acquisitions could result in the use of substantial amounts of cash, diversion of management time and focus from business operations, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. In addition, these strategic partnerships or alliances may not generate the level of synergy Polibeli expects as a result of operational difficulties and strategic disagreements between its management and that of the acquired companies. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into Polibeli’s, may be significant, and the integration of acquired businesses may be disruptive to its existing business operations. In the event that its investments and acquisitions are not successful, Polibeli’s results of operations and financial condition may be materially and adversely affected.

If Polibeli fails to develop or acquire new digital solutions or enhance its existing platform to meet the evolving needs of its current and future customers, its business may be adversely affected.

The market for supply chain services platforms and distribution sales is characterized by rapid technological changes, frequent new product and services introductions, evolving industry standards and changing customer preferences. To keep pace with the industry developments and satisfy the customer needs, Polibeli must continue to adapt, enhance and improve the Polibeli Platform and existing services, and it must also continue to introduce or acquire new functionality on the Polibeli Platform. Any new digital solutions or functionality it develops or acquire may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue. If Polibeli is unable to successfully develop or acquire new digital solutions or enhance its existing solutions, its business, results of operations and financial condition could be adversely affected.

Polibeli expects to incur significant expenses to develop additional digital solutions and functionalities and to integrate any acquired solutions or functionalities into the Polibeli Platform to maintain its competitive position. These efforts may not result in commercially viable solutions. It may experience difficulties with software development, industry standards, threats to the security and integrity of its technological infrastructure, design, manufacturing or marketing that could delay or prevent its development, introduction or implementation of new solutions and enhancements. If Polibeli does not receive significant revenue from these investments, its business, results of operations and financial condition could be adversely affected. In addition, its customers may also require customized integrations, or features and functions that it does not yet offer or do not intend to offer, which may cause them to choose a competing solution. If Polibeli fails to develop solutions that satisfy its customers’ preferences in a timely and cost-effective manner, its ability to create or increase demand for its supply chain services platform and distribution sales could be harmed, and its business, results of operations and financial condition could be materially adversely affected.

Furthermore, as Polibeli expects that the number of customers on the Polibeli Platform to increase, it must offer increased functionality, stability, scalability and support, which requires it to devote additional resources to such efforts. To the extent that Polibeli is not able to enhance the functionality and scalability of the Polibeli Platform in order to maintain its utility and its performance and availability, or improve support functions on the platform in order to meet increased customer demands, its business, results of operations and financial condition could be adversely affected.

Polibeli relies on third-party service providers, such as logistics service providers and payment processors, in operating its platform and services.

Polibeli relies on third-party logistics service providers to transfer products from port to port and country to country, and eventually to deliver to its customers. Shortages of transportation vessels, transportation disruptions or other adverse conditions in the transportation industry due to shortages of relevant personnel such as truck drivers, strikes, slowdowns, piracy, terrorism, disruptions in rail services, closures of shipping routes, unavailability of ports and port services, increases in fuel prices and adverse weather conditions, or other adverse changes related to such third-party services, including any regional or global pandemic or the measures attempting to contain and mitigate the effects thereof, could increase its costs and disrupt its operations and ability to deliver products to its customers on the timing they expect or at all. The lack of shipping resources under such circumstances will likely result in the sudden spike of costs to secure shipping resources given existing shipping demands from both the origin and destination countries. In addition, the failure of its logistics service providers to provide quality customer services when delivering products to its customers would adversely affect its reputation which in turn could negatively impact its business and results of operations.

Furthermore, Polibeli relies on a combination of primarily banking networks and sometimes third-party payment processors to process payments from and made to it. Polibeli cannot guarantee that such providers will perform adequately. Errors made by, or delays in service from, such banks and third-party payment processors could adversely affect its ability to process payments and process purchases by customers on its platform in a timely manner or at all, which could adversely affect its business, results of operations and financial condition.

Polibeli’s success will depend on its ability to build and maintain relationships with these and other third-party service providers on commercially reasonable terms. If Polibeli is unable to build and maintain such relationships on commercially reasonable terms, it may have to suspend or cease operations. Even if Polibeli is able to build and maintain such relationships, if these third-parties are unable to deliver their services on a timely basis, customers could become dissatisfied and decline to make future purchases on the Polibeli Platform, which would adversely affect its revenue and results of operations.

Polibeli depends on its executive officers and other key employees for the continued growth of its business.

Polibeli’s future performance depends on the continued services and contributions of its executive officers and other key employees to execute its business plans and identify and pursue new business opportunities. From time to time, there may be changes in its executive management team resulting from the hiring or departure of executives, which could disrupt its business. Polibeli does not have employment agreements with its executive officers or other key personnel that require them to continue to work for it for any specified period and, therefore, they could terminate their employment with Polibeli at any time subject only to the notice periods prescribed by their respective executive agreements. The loss of one or more of Polibeli’s executive officers, or key employees could adversely affect its business.

Additionally, some of Polibeli’s management may have actual or potential conflicts of interests in its business. See “Item 7 — Major Shareholders and Related Party Transactions.” A director who has a material interest in a matter before the Company Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it in accordance with applicable law. While Polibeli believes that, such actual or potential conflicts of interest can be managed adequately, including that the independent members of the Company Board may meet in the absence of senior executive officers and non-independent directors in respect of the relevant matter, the actual or perceived conflicts of interest that may arise could cause reputational or other harm to Polibeli’s business.

If Polibeli is unable to hire, retain and motivate qualified personnel, its business operations will be adversely affected.

Polibeli’s future success depends, in part, on its ability to continue to attract and retain highly skilled personnel. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm its business, results of operations and financial condition. Polibeli’s ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills in designing and developing software as well as experienced sales professionals, will be critical to its future success. Competition for highly skilled personnel in Japan, Indonesia and other jurisdictions Polibeli operates can be intense, and it may encounter difficulties in hiring employees from foreign jurisdictions to work in its offices.

As Polibeli intends to issue options or other equity awards as key components of its overall compensation and employee attraction and retention efforts, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Polibeli’s equity awards declines, Polibeli’s ability to recruit and retain highly skilled employees may be harmed.

Volatility or lack of appreciation in the price of the Company Ordinary Shares may also affect its ability to attract and retain key employees. Many of Polibeli’s senior personnel and other key employees are expected to be granted a substantial number of options. Employees may be more likely to leave if the shares they own or the shares underlying their vested options, restricted shares or restricted share units have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of the Company Ordinary Shares.

Polibeli’s corporate culture has contributed to its success, and if it cannot maintain such culture as it grows, Polibeli could lose the innovative approach, creativity, and teamwork fostered by its culture and its business could be harmed.

Polibeli believes that an important contributing factor to its success has been its corporate culture, which has fostered an environment that drives and perpetuates its strategy to create a better, more productive way to work and focuses on driving success for customers. As Polibeli continues to expand its business, especially in different geographic regions, and to develop the infrastructure of a public company, it may encounter differences in employer/employee relationships in the new regions, face difficulties in managing and staffing operations over broader geographic areas with varying cultural, religious norms and customs, and therefore it may be difficult for Polibeli to maintain its corporate culture. If Polibeli does not maintain or continue to develop its corporate culture as it grows and evolves, it could harm Polibeli’s ability to foster the innovation, teamwork, curiosity, and diversity which are needed to support its growth. Failure to preserve its culture could also harm Polibeli’s ability to retain and recruit personnel, innovate and operate effectively, and execute its business strategies, which may further have an adverse impact on its business operations.

Polibeli may not be able to compete successfully against current and future competitors.

Polibeli faces increasing competition in the market of supply chain services platforms and distribution sales, and expects competition and alternative and competing solutions to intensify in the future. If some of its competitors acquire a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, Polibeli could lose potential sales and encounter difficulty in attracting new customers or retaining existing customers. As a result, increased competition could reduce its revenue or gross profit margin, any of which could negatively affect Polibeli’s business, results of operations and financial condition. In addition, Polibeli’s potential competitors may be able to develop products and services better received by customers or may be able to respond more quickly and effectively than it can to new or changing opportunities, technology developments, regulations or customer preferences.

Competition may also intensify as Polibeli’s competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand into its market segments or geographic markets. For instance, certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against Polibeli in areas where it operates including: by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; or by making access to its platform more difficult. If Polibeli cannot compete successfully against current and future competitors, its business, results of operations and financial condition could be negatively impacted.

If Polibeli fails to manage its inventory effectively, its results of operations and financial condition may be materially and adversely affected.

Polibeli’s scale and its business model require it to manage a large volume of inventory effectively. Polibeli depends on its demand forecasts for various kinds of products to make purchase decisions and to manage its inventory. Demand for products, however, can change between the time when inventory is ordered and the date by which Polibeli expects to sell it. Demand may be affected by the macroeconomic environment, seasonality, new product launches, defects, changes in customer needs with respect to its products and other factors, and its customers may not order products in the quantities that it expects. In addition, when it begins to sell a new product, it may be difficult to establish relationships with new suppliers, determine appropriate product selection, and accurately forecast the demand. As Polibeli plans to continue expanding its product offerings, it expects to include more products in its inventory, which will make it more challenging to manage its inventory effectively and will put more pressure on its warehousing system.

If Polibeli fails to manage its inventory effectively, it may be subject to a heightened risk of obsolete inventory, decline in inventory values, and significant inventory write-downs or write-offs. In addition, Polibeli may be required to lower sale prices in order to reduce inventory levels, which may lead to lower gross profit margin. High inventory levels may also require Polibeli to commit substantial capital resources, preventing it from using that capital for other important purposes. Any of the above may materially and adversely affect Polibeli’s results of operations and financial condition. On the other hand, if Polibeli underestimates the demand for products, or if its suppliers fail to supply quality products in a timely manner, Polibeli may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm its business and reputation.

Moreover, as Polibeli continues to expand the scale of its business, it expects to manage larger inventory in the future, which will also require increased cost to maintain larger warehouse capacity and more resources to cater more diversified storing requirement, while at the same time pose potential risks of greater loss due to inefficiency in local warehouse management, man-made errors associated with inventory management or natural disasters out of its control. Polibeli’s financial condition and results of operations will be adversely affected if any of the above happens.

Payment transactions through the Polibeli Platform subject Polibeli to regulatory requirements, additional fees, and other risks that could be costly and difficult to comply with or that could harm its business.

Polibeli’s business depends on its ability to process a wide range of payment methods, including cash on delivery, telegraphic transfers, cheque, and online payment methods such as digital wallet, credit card and debit cards, as well as other payment methods facilitated by banks or third-party payment processors.

Polibeli relies on banks and other third-party payment processors to process transactions on its behalf. These third parties may fail or refuse to process transactions adequately, may breach their agreements with it, or may refuse to renegotiate or renew these agreements on terms that are favorable or commercially reasonable. They might also take actions that degrade the functionality of Polibeli’s services, impose additional costs or requirements on Polibeli, or give preferential treatment to competitive competing services, including their own services. These providers may encounter changes in regulatory environment both locally and internationally, which may negatively affect their abilities to provide services to Polibeli. If Polibeli is unsuccessful in establishing, renegotiating or maintaining mutually beneficial relationships with these payment networks, banks and third parties, its business may be harmed.

In addition, Polibeli faces the risk that one or more payment networks or other third-party payment processors may, at any time, assess penalties against it or terminate its ability to accept payments via certain payment methods from customers. Also, banks and other third-party payment processors may terminate its accounts with them due to various events such as insufficient usage, inability to meet the minimum payment level required by the banks or services providers, incapacity to upgrade to the latest technical integration requirement, which would have an adverse effect on Polibeli’s business, results of operations and financial condition.

If Polibeli fails to develop and maintain its brand, its business and results of operations may be materially and adversely affected.

Polibeli believes that developing and maintaining the recognition and reputation of its brand of the Polibeli Platform effectively is critical to attracting new and retaining existing suppliers and customers and has contributed significantly to the growth and success of its business. Many factors, some of which are beyond Polibeli’s control, are important to maintaining and enhancing its brand. These factors include Polibeli’s abilities to:

•        provide satisfactory procurement experiences to its customers and maintain or improve customers’ satisfaction with its customer services;

•        maintain the popularity, quality and authenticity of the products it offers;

•        maintain the efficiency, safety, reliability and quality of its warehousing and logistics solutions;

•        increase brand awareness through marketing and brand promotion activities;

•        preserve its reputation and goodwill in the event of any negative publicity on customer services, internet security, product quality, price or authenticity, or other issues affecting it or other supply chain services platforms and distribution sales in the regions where it conducts business; and

•        maintain cooperative relationships with its suppliers and third-party service providers.

If Polibeli is unable to maintain its reputation, enhance its brand recognition or increase positive awareness of the Polibeli Platform and the products and services it offers, it may be difficult to maintain and grow its customer base, and its business and growth prospects may be materially and adversely affected.

Polibeli’s efforts to build its brands may cause it to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not cover the expenses incurred. Marketing approaches and tools in the emerging markets such as Indonesia are developing. This further requires Polibeli to adapt its marketing activities to local cultures and develop new approaches to keep pace with customer preferences, which may not be cost-effective and may lead to significantly higher marketing expenses in the future. Failure to refine its existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact Polibeli’s revenues and profitability. If Polibeli is unable to conduct its sales and marketing activities cost-effectively, its results of operations and financial condition may be materially and adversely affected.

Any negative publicity with respect to Polibeli and its partners, as well as its industry in general, may materially and adversely affect Polibeli’s business and results of operations.

Any unfavorable media coverage or negative publicity about Polibeli, its partners and its industry in general, such as the reliability of the Polibeli Platform, its privacy and security practices, product quality on its platform, litigation, regulatory activity, or actions of its suppliers, could seriously harm Polibeli’s reputation. Such negative publicity could also adversely affect the size, engagement, and loyalty of Polibeli’s customers and result in decreased revenue, which could seriously harm its business and results of operations. Critics of Polibeli’s industry, and others who may want to pursue an agenda against its industry, company and competitors may in the future utilize the internet, the press and other means to publish criticisms of its industry, company and competitors, or make allegations regarding its business and operations, or the business and operations of its competitors. Polibeli or others in its industry may receive similar negative publicity or allegations in the future, and it could be costly, time-consuming, distracting to management and may materially and adversely affect its business and results of operations.

Unfavorable conditions in Polibeli’s industry and the global economy, including the resulting effects on spendings by SMEs, could limit Polibeli’s ability to grow its business and negatively affect its results of operations.

A majority of Polibeli’s customers are SMEs. Its performance is subject to global and regional economic conditions and their impact on the spending levels of SMEs and their customers. SMEs may be disproportionately affected by economic downturns and frequently have limited budgets. In times of economic uncertainty of recessions, they may choose to allocate their spending to products other than those offered by Polibeli.

Economic downturns may also adversely impact retail sales, which could result in SMEs who are Polibeli’s customers going out of business or deciding to stop using its services due to reduced purchases from their customers. Weakening economic conditions may also adversely affect third-parties with whom Polibeli has entered into business partnerships and upon which it depends in order to grow its business. Uncertain and adverse economic conditions may also lead to increased return of products and refund requests or inability to make payments, any of which could adversely affect Polibeli’s business.

Moreover, economic downturns may also reduce local demands of consumer products in general and local governments may tighten import and export controls in order to protect local suppliers. Since Polibeli sources most of its product from international suppliers, such governmental restrictions would also have an adverse impact on its business and results of operations.

Products Polibeli imports from foreign markets may cease to be available for various reasons including changes in trade policy and trade preferences, which could adversely affect Polibeli’s inventory levels and results of operations.

Polibeli sources products from different jurisdictions worldwide, with the majority coming from China. Polibeli’s suppliers could discontinue selling products or the amount of products manufactured could decrease substantially at any time for reasons that may or may not be in Polibeli’s control or its suppliers’ control, including changes in trade policy and multilateral trade preferences, government regulations, political unrest, war, disease, disruption or delays in shipments, or changes in local economic conditions. If Polibeli is unable to promptly replace a supplier who is unwilling or unable to satisfy various requirements with another supplier providing equally appealing products and services, its inventory levels and results of operations could be adversely impacted.

Further, as a global business, Polibeli faces risks and heightened tensions in geopolitical and economic relations. Due to the interconnectedness of the global economy, policy changes in one area of the world can have an immediate and material adverse impact on markets around the world. Changes in international trade policies, including: (i) changes to existing trade agreements; (ii) greater restrictions on free trade generally; and (iii) significant increases in customs duties and tariffs on goods imported into the U.S. and reciprocal actions by other countries, can adversely affect Polibeli’s financial condition and operating results.

For instance, the U.S. introduced multiple rounds of tariffs in early 2025 on a wide range of goods imported from multiple countries, including Mexico, Canada and China. Significant tariffs have been imposed starting February 2025, followed by further measures. Subsequently, China has introduced reciprocal tariffs, followed by tariff and other countermeasures between these countries. Any substantial increases in tariffs or trade restrictions implemented by these economies could lead to retaliatory measures and disrupt global supply chains, which could affect our expansion plans and overseas sales, and have a material adverse effect on our business and financial future prospects. Moreover, if the inflation intensifies in the countries from which we import goods, we may have to increase the price level of our products while our costs and operating expenses may also increase in the meantime. In that case, our profit margin will depend on our ability to pass on the additional costs and operating expenses to our customers.

Additionally, the U.S. and other governments could impose additional sanctions or export controls that could restrict companies from doing business directly or indirectly in or with certain countries or parties, which could include affiliates. Any of the above factors could potentially impact Polibeli’s business activities and operations, and adversely affect its financial condition and operating results.

The conflicts in Ukraine and the resulting broad economic sanctions on Russia have disrupted global energy and commodities markets, while geopolitical instability in other regions continues to generate uncertainty. Although we do not have substantial operations or suppliers in these areas, there is no guarantee that these global tensions, sanctions, or potential retaliatory trade measures will not further reduce levels of international trade and investment or cause disruptions in global economic and supply chains. Such developments could have a material adverse effect on our business and results of operations.

The 2025 U.S. Government Shutdown’s impact on Polibeli’s business remains uncertain, but Polibeli’s access to the U.S. capital markets was limited due to such event.

Effective October 1, 2025, the U.S. government announced its shutdown. Amid the U.S. government shutdown, the subsidiaries of Polibeli have not experienced and are not expected to experience any earnings impact to their existing operations. Management expects that any impact on Polibeli and its operations through its subsidiaries will likely be limited to the disruptions due to a U.S. government shutdown on the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. If such conditions continue, the Company’s operations could be negatively impacted.

Polibeli’s pricing decisions may adversely affect its financial performance and its ability to attract new suppliers and customers and retain existing suppliers and customers.

Polibeli may change its pricing model from time to time. If Polibeli’s pricing model is not optimal, it may materially and adversely affect its profitability. As competitors introduce new solutions that compete with Polibeli’s, it may be unable to attract new suppliers and customers at the same price or based on the same pricing models as it has used historically. Pricing decisions may also impact Polibeli’s product mix and negatively impact its overall revenue. As a result, in the future Polibeli may be required to reduce its prices, which could adversely affect its revenue, gross profit, profitability, financial condition and cash flows.

Polibeli’s business and results of operations are subject to seasonal fluctuations and unexpected interruptions.

Polibeli experiences seasonality in its business, as a combined result of seasonal fluctuations in purchases of its customers, promotional events, and digital supply chain services industry seasonality patterns. For example, Polibeli generally receives fewer purchase orders during public and religious holidays in Japan and Indonesia, particularly during the holiday seasons in the first and second quarters of each year, and its sales are significantly higher in the third and fourth quarters of each calendar year, ahead of the holiday seasons. In Italy, Polibeli’s sales are significantly higher in the fourth quarter of each calendar year than other quarters primarily attributable to “Black Friday” holiday season. Overall, the impact of seasonality on Polibeli’s business has been relatively mild but an upward trend has been observed and such a trend may continue in the future. Due to its limited operating history, the seasonal trends that Polibeli has experienced in the past may not apply to, or be indicative of, its future results of operations. Fluctuations due to seasonality may materially and adversely affect the predictability of Polibeli’s results of operations.

During peak seasons, any disruption in Polibeli’s ability to process and fulfill orders could have a negative effect on its quarterly and annual results of operations. For example, surges in volumes may strain Polibeli’s technological infrastructure, logistics channels, customer support activities as well as its third-party service providers. Inability of any of these components to process increased transaction volumes may prevent it from efficiently processing and fulfilling orders, which may reduce the attractiveness of its platform and results of operations. On the other hand, lack of manpower during national and religious holidays may hinder its ability to process and fulfill orders on time and therefore affect its results of operations.

Failure to renew Polibeli’s current leases or locate desirable alternatives for its facilities could materially and adversely affect its business.

Polibeli leases properties for its offices and warehouses in different locations where it conducts business. Polibeli may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate the affected operations. This could disrupt Polibeli’s operations and result in significant relocation expenses, which could adversely affect its business, results of operations and financial condition. In addition, Polibeli competes with other businesses for premises at certain locations of desirable sizes. As a result, even if Polibeli could extend or renew its leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, Polibeli may not be able to locate desirable alternative sites for its facilities as its business continues to grow, and failure in relocating its affected operations could adversely affect its business and operations.

Any disruption to Polibeli’s IT systems and technology infrastructure or the inability to maintain or upgrade its IT systems could disrupt its operations, cause unanticipated increases in costs and decreases in revenues, and materially affect its ability to maintain satisfactory performance of its platform and deliver consistent services to its customers.

Polibeli’s IT systems mainly include technology infrastructure supporting the Polibeli Platform, digital solutions and intelligence services, and other digital services available on the Polibeli Platform. The reliability, availability and satisfactory performance of Polibeli’s IT systems are critical to its business operations, its ability to attract and retain customers and its ability to provide satisfactory procurement experiences to its customers. Furthermore, Polibeli’s ability to process orders, maintain proper levels of inventories, pay expenses and maintain the security of customer data, is also dependent on the effective and timely operation and support of its IT systems and infrastructure in varying degrees. Although Polibeli’s IT systems are protected with robust backup and security systems, its servers may still be vulnerable to computer viruses, traffic spikes that exceeds their capacity, power interruptions, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, App dysfunction, delays in transaction processing, loss of data, and the inability to accept and fulfill customer orders. Furthermore, Polibeli’s third-party service providers may also experience IT disruptions that may affect the operations of the Polibeli Platform. Polibeli has experienced and may continue to experience interruptions to its IT systems. Even though in the past such interruptions experienced to date have not caused any material impact to its business operations, there is no assurance that it will not experience unexpected interruptions in the future and whether such future interruptions will have a material impact on its operations. Polibeli can provide no assurance that its current security mechanisms will be sufficient to protect its IT systems and technology infrastructure from any third-party intrusions, power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage Polibeli’s reputation, impact its results of operations, and result in a material decrease in its revenue.

Additionally, Polibeli is constantly upgrading its platform and digital interfaces to provide increased scale, improved performance, additional functions and capacity. Maintaining and upgrading its technology infrastructure requires significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, Polibeli’s systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve Polibeli’s technology infrastructure could result in unanticipated system disruptions, slower response time, impaired quality of user experience and delays in reporting accurate operating and financial information, which in turn, could materially and adversely affect its business, results of operations and financial condition.

The complex and innovative technologies Polibeli uses for its digital solutions and intelligence services on the Polibeli Platform are new and require more time to prove their reliability and effectiveness.

Polibeli regards technology as critical to its ability to provide satisfactory procurement experiences to its customers as well as high-quality customer services. Polibeli has invested substantial resources in developing its IT systems that it uses for daily operations and to provide digital solutions and intelligence services available on the Polibeli Platform. Polibeli expects these technologies to support the smooth performance of certain key functions on its platform, such as searching for products, making orders online and finding suitable logistics information and warehousing but there is no assurance to the uninterrupted performance of its IT systems. In addition, as Polibeli has been constantly upgrading its IT systems, it will take time to finish the upgrades and solidify a reputation for reliability and effectiveness among its customers. To adapt to evolving and increasingly demanding customer requirements and evolving market trends, Polibeli may need to develop other new technologies or to upgrade the Polibeli Platform, mobile Apps and systems. If Polibeli’s efforts to invest in the development of new technologies are unsuccessful, its business, results of operations and financial condition may be materially and adversely affected.

In addition, the maintenance and processing of inventory and warehousing information, as well as various operating and financial data, is essential to the day-to-day operation of its business and formulation of its development strategies. Therefore, Polibeli’s business operations and growth prospects depend, in part, on its ability to maintain and make timely and cost-effective enhancements and upgrades to its technology and to introduce innovative additions which can meet changing operational needs. While continuing to invest in technology to enhance operational efficiency and reliability is one of Polibeli’s growth strategies, its current level of technology expenditure may not be sufficient to fully support its business operations and expansion needs. Failure to do so could cause economic losses and put it at a disadvantage to its competitors. Polibeli can provide no assurance that it will be able to keep up with technological improvements or that the technology developed by others will not render its services less competitive or attractive.

Polibeli stores personally identifiable information of its customers. If the security of this information is compromised or otherwise subjected to unauthorized access, its reputation may be harmed and it may be exposed to liability.

Polibeli collects, stores and uses personally identifiable information, bank account information and other confidential information of its customers during the process of order fulfillment, customer services, or other essential processes in completing the transactions on its platform. Polibeli may experience successful attempts by third parties to obtain unauthorized access to the personally identifiable information of its customers. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of such personally identifiable information could have an adverse effect on its business, results of operations and financial condition.

The collection and use of personal data is governed by the various data privacy and protections laws and regulations in the jurisdictions Polibeli operates, including the European Union’s General Data Protection Regulation (GDPR) by virtue of its operations in France and Italy, and Polibeli is required to comply with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal data. Polibeli faces risks inherent in handling and protecting a large amount of data that its business generates and processes from the significant number of transactions its platform facilitates, such as protecting the data hosted on its systems against attacks on its systems or fraudulent behavior or improper use by its employees. Although Polibeli employs comprehensive security measures to prevent, detect, address, and mitigate these risks (including access controls, data encryption, vulnerability assessments, and maintenance of backup and protective systems), these threats may still materialize. If any of its security measures are compromised, information of its customers or other personally identifiable data belonging to its customers maybe misappropriated or publicly disseminated, which may result in enforcement action being taken against it by the relevant data protection regulatory bodies, such as fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties. Furthermore, any failure or perceived failure by Polibeli or its business partners to comply with all applicable data privacy and protection laws and regulations may result in negative publicity, which may, in turn, damage its reputation, cause customers to lose trust and confidence in it, and stop using its solutions or platform altogether. Polibeli may also incur significant costs to remedy such security breaches, such as repairing any system damage and compensation to its customers and business partners. If any of these risks materialize, it may have an adverse effect on Polibeli’s business and results of operations.

Additionally, privacy regulations continue to evolve and, occasionally, may be inconsistent from one jurisdiction to another. Compliance with both currently applicable privacy regulations and privacy regulations that may become applicable as our business grows may increase Polibeli’s operating costs. If Polibeli fails to comply with any of the applicable laws and regulations, depending on the type and severity of any such violation, it may be subject to, amongst others, warnings from relevant authorities, imposition of fines and/or criminal liability, being ordered to close down its business operations and/or suspension of relevant licenses and permits. As a result, its reputation may be harmed and its business, prospects, results of operations and financial condition could be materially and adversely affected.

If Polibeli fails to adequately maintain, protect or enforce its intellectual property rights, its competitive position could be impaired and it may lose valuable assets, generate reduced revenue, and incur costly litigation to protect its rights.

Polibeli’s success is dependent, in part, upon protecting its intellectual property rights, including those in its know-how and proprietary technology. Polibeli relies on a combination of trademarks, trade secret and other intellectual property laws and contractual restrictions to establish and protect its intellectual property rights. While it is Polibeli’s policy to protect and defend its rights to its intellectual property, it cannot predict whether measures taken by it will be adequate to prevent infringement, misappropriation or other violations of its intellectual property rights.

Policing unauthorized use of its know-how, technology and intellectual property is difficult and may not be effective. Polibeli will not be able to protect its intellectual property if it is unable to enforce its rights or if Polibeli does not detect unauthorized use of its intellectual property. Despite its precautions, it may be possible for unauthorized third parties to copy the Polibeli Platform or technology and use information that Polibeli regards as proprietary to create products or services that compete with its offerings. Some of the provisions of Polibeli’s service agreements that protect it against unauthorized use, copying, transfer, and disclosure of its platform, may be unenforceable under the laws of certain jurisdictions. Further, the laws of some countries where Polibeli operates do not protect intellectual property to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some countries may be inadequate. To the extent Polibeli expands its international activities, its exposure to unauthorized copying and use of the Polibeli Platform and proprietary information may increase. Further, Polibeli’s competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to its confidential information and technology. Accordingly, despite Polibeli’s efforts, it may be unable to prevent third parties from infringing upon or misappropriating its intellectual property rights. If Polibeli is unable to protect its intellectual property rights or prevent unauthorized use, infringement or misappropriation thereof by third parties, the value of its intellectual property and intellectual property rights may be diminished, and its competitors may be able to more effectively mimic its solutions and services. In addition, Polibeli’s know-how is derived in part from insights it obtains from the historical individual and aggregate transactions which it conducted in the past and took place on the Polibeli Platform. If the availability, security or integrity of such data is lost or compromised due to a technology failure, cyberattack or similar event, Polibeli’s know-how could be lost or diminished, and this could materially adversely affect its ability to serve its customers.

Although Polibeli attempts to protect its intellectual property, technology and confidential information by entering into confidentiality agreements with its employees, consultants and third parties with whom it has strategic relationships and business relationships, these agreements may not be effective in controlling access to and the distribution of its platform, technology and confidential information or provide an adequate remedy in the event of unauthorized use of the Polibeli Platform or technology or unauthorized access, use or disclosure of its confidential information. Additionally, employees and consultants may not comply with the terms of their confidentiality agreements. Further, these agreements do not prevent Polibeli’s competitors from independently developing technologies that are substantially equivalent or superior to Polibeli’s. Polibeli cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology it relies on to conduct its business and differentiate itself from its competitors.

Polibeli may be required to spend significant resources to monitor and protect its intellectual property rights, and it may or may not be able to detect infringement, misappropriation or other violations of its intellectual property rights by third parties. Litigation may be necessary in the future to enforce Polibeli’s intellectual property rights and to protect its proprietary technology. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of its intellectual property. Furthermore, Polibeli’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of its intellectual property rights. Polibeli’s inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of its management’s attention and resources, could delay further sales or the implementation of its platform, impair its functionality, delay introductions of new features, integrations, and capabilities, result in its substituting inferior or more costly technologies into its platform, or harm its reputation. In addition, Polibeli may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and it cannot assure you that it could license that technology on commercially reasonable terms or at all, and its inability to license this technology could harm its ability to compete. Any one or more of the foregoing could harm its business, results of operations and financial condition.

Polibeli may incur substantial costs to defend against intellectual property infringement claims brought against it by others.

There is a considerable level of intellectual property development and enforcement activities in Polibeli’s industry. Polibeli expects that software developers in its industry will increasingly be subject to infringement claims as the number of competing solutions grows and the functionality of platforms and services in different industries overlap. Polibeli’s future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. There is a risk that Polibeli’s operations, platforms and services may infringe or otherwise violate, or be alleged to infringe or otherwise violate, the intellectual property rights of third parties. Other companies may claim in the future, that Polibeli infringes upon or otherwise violates their intellectual property rights. A claim may also be made relating to technology or intellectual property that it acquires or licenses from third parties. If Polibeli was subject to a claim of infringement, regardless of the merit of the claim or its defenses, the claim could:

•        require costly litigation to resolve and the payment of substantial royalty or license fees, lost profits or other damages;

•        require and divert significant time and attention of the management;

•        cause Polibeli to enter into unfavorable royalty or license agreements;

•        require Polibeli to discontinue some or all of the features, integrations, and capabilities available on its platform; and/or

•        require Polibeli to expend additional development resources to redesign its platform.

Any one or more of the above could harm Polibeli’s business, results of operations and financial condition.

Polibeli uses open source software, which may pose particular risks to its proprietary software, technologies, products and services in a manner that could negatively affect its business.

Polibeli uses open source software in the Polibeli Platform and expects to use more open source software in the future. From time to time, there have been claims challenging both the ownership of open source software against companies that incorporate open source software into their products and whether such incorporation is permissible under various open source licenses. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Polibeli’s ability to commercialize its platform. As a result, Polibeli could be subject to lawsuits by parties claiming ownership of what it believes to be open source software, or breach of open source licenses. Litigation could be costly for Polibeli to defend, have a negative effect on its business, results of operations and financial condition, or require it to devote additional research and development resources to change its platform. In addition, if Polibeli was to combine its proprietary source code or software with open source software in a certain manner, it could, under certain open source licenses, be required to release the source code of its proprietary software to the public. This would allow Polibeli’s competition to create similar products with less development effort and time. If Polibeli inappropriately uses open source software, or if the license terms for open source software that it uses change, it may be required to re-engineer its platform, or certain aspects of it, incur additional costs, discontinue the availability of certain features, or take other remedial actions.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties support, indemnification, assurance of title or controls on origin of the software or other contractual protections regarding infringement claims or the quality of the code. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect Polibeli’s business. Polibeli has established processes to help alleviate these risks, but it cannot be sure that all of its use of open source software is in a manner that is consistent with its current policies and procedures, or will not subject it to liability.

In addition, open source libraries incorporated in the Polibeli Platform must be constantly updated in order to avoid security vulnerabilities that may be present in an outdated version of the software. Updating the open source libraries Polibeli uses in a timely manner requires ongoing development efforts, and any delay relating to this process may expose Polibeli to risk of security breach. To the extent that the Polibeli Platform depends upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of its platform, delay new solutions introductions, result in a failure of its platform, and injure its reputation. For example, undetected errors or defects in open source software could render Polibeli vulnerable to breaches or security attacks, and, in conjunction, make its systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise the Polibeli Platform.

Interruptions or delays in the services provided by third-party data centers or internet service providers could impair the Polibeli Platform and Polibeli’s business could suffer.

Polibeli relies on the internet and, accordingly, depends upon the continuous, reliable, and secure operation of internet servers, related hardware and software, and network infrastructure. Any damage to, failure or delay of Polibeli’s systems would prevent it from operating its business.

Polibeli currently hosts its online platform using one third-party provider for data and cloud infrastructure services. Polibeli’s operations depend on protecting the virtual cloud infrastructure hosted by such cloud services provider by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. Furthermore, Polibeli has no physical access to or control over the services provided by its cloud services provider. Although Polibeli has disaster recovery plans that utilize multiple locations, the data centers that it uses are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond its control, any of which could disrupt its service, destroy its data, or prevent it from being able to continuously back up or record changes in its platform. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of Polibeli’s services, it may incur data loss during the service resumption process and Polibeli’s disaster recovery planning may not account for all eventualities. Further, a prolonged service disruption to Polibeli’s cloud services provider, affecting its platform for any of the foregoing reasons could damage its reputation, expose it to liability, cause it to lose customers, or otherwise harm its business. It may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the systems Polibeli uses. Moreover, negative publicity arising from these types of disruptions could damage Polibeli’s reputation and may adversely impact use of its solutions and platform. Polibeli may not carry sufficient business interruption insurance to compensate it for losses that may occur as a result of any events that cause interruptions in its services. Further, the contractual commitments that Polibeli provides to its third-party providers with regard to data privacy are limited by the commitments that its third-party cloud infrastructure services provider has provided it.

Polibeli’s cloud services provider enables it to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. In addition, Polibeli’s cloud services provider also provides it with continuous computing and storage capacity until terminated by either party pursuant to terms of service. If Polibeli does not accurately predict its infrastructure capacity requirements, its customers could experience service shortfalls which could interrupt the performance of the Polibeli Platform, and adversely affect the perception of its reliability and Polibeli’s revenue. Polibeli may also be unable to effectively address capacity constraints, upgrade its systems as needed and continually develop its technology and network architecture to accommodate actual and anticipated changes in technology.

The Polibeli Platform is utilized by a large number of customers. As Polibeli continues to expand its customer base, it may not be able to scale its technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In the event that Polibeli conducts a high volume of sales in a short period of time, especially during peak seasons, it may not be capable of securing the then-necessary capacity for such internet traffic which may cause a degradation in the quality of its services. Furthermore, if Polibeli is incapable of anticipating high traffic levels and reserving server capacity accordingly, its platform and services may be adversely affected. In addition, the failure of Polibeli’s cloud services providers’ data centers or third-party internet service providers to meet its capacity requirements could impede its ability to scale its operations, and therefore have a material adverse effect on its business and results of operations.

Polibeli is dependent upon its customers’ continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce.

Polibeli’s success depends upon the customers’ ability to access the internet and their continued willingness to use the internet as a means to pay for purchases, communicate, and conduct commercial transactions, including through mobile devices. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, or restrictions imposed by companies with significant market power in the broadband and internet marketplace could decrease the demand for Polibeli’s offering of products, increase its operating costs, or otherwise adversely affect its business. Given uncertainty around these rules, it could experience discriminatory or anti-competitive practices that could impede its growth, increase its costs or adversely affect its business. If Polibeli’s customers become unable, unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to suppliers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, its business could be adversely affected.

If Polibeli fails to maintain an effective system of internal control over financial reporting, its ability to produce accurate financial statements timely or comply with applicable regulations could be impaired.

Prior to the consummation of Business Combination, Polibeli was a private company with limited accounting personnel and other resources with which to address its internal controls and procedures. In the course of preparing and auditing its consolidated financial statements for the years ended December 31, 2024 and 2025, Polibeli and its independent registered public accounting firm identified two material weaknesses in its internal control over financial reporting as of December 31, 2025: (i) its lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; and (ii) its lack of formal risk assessment process and internal control framework over financial reporting, including lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks in internal control, and lack of sufficient IT general controls designed and implemented surrounding the key financial related systems. Following the identification of the material weaknesses, Polibeli has taken measures and plans to continue to take measures to remedy these material weaknesses. See “Item 5. Operating and Financial Review and Prospects.”

However, Polibeli cannot assure you that the implementation of these measures will be sufficient to remediate its material weakness, or that material weaknesses or significant deficiencies in its internal control over financial reporting will not be identified in the future. Polibeli’s failure to correct the above mentioned material weaknesses or its failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in its financial statements and impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder Polibeli’s ability to prevent fraud.

Upon completion of the consummation of the Business Combination, Polibeli became subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that Polibeli include a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F beginning with its annual report for the fiscal year ending December 31, 2026. In addition, once Polibeli ceases to be an “emerging growth company” as such term is defined in the JOBS Act, its independent registered public accounting firm must attest to and report on the effectiveness of its internal control over financial reporting. Polibeli’s management may conclude that its internal control over financial reporting is not effective. Moreover, even if Polibeli’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with its internal controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from it. In addition, after Polibeli becomes a public company, its reporting obligations may place a significant strain on its management, operational and financial resources and systems for the foreseeable future. Polibeli may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing Polibeli’s internal control procedures, in order to satisfy the requirements of Section 404, it may identify other weaknesses and deficiencies in its internal control over financial reporting. In addition, if Polibeli fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, it may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. If Polibeli fails to achieve and maintain an effective internal control environment, it could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which would likely cause investors to lose confidence in its reported financial information. This could in turn limit Polibeli’s access to capital markets, harm its results of operations, and lead to a decline in the trading price of its securities. Additionally, ineffective internal control over financial reporting could expose Polibeli to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which it lists, regulatory investigations, and civil or criminal sanctions. Polibeli may also be required to restate its financial statements from prior periods.

Polibeli’s current risk management system may not be able to exhaustively assess or mitigate all risks to which it is exposed. If Polibeli fails to develop and maintain an effective system of internal control, its business operations might be negatively affected.

Polibeli has established risk management, quality control and internal control systems consisting of policies and procedures that it believes are appropriate for its business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, Polibeli may be exposed to deliberate fraud or other misconduct committed by its employees, or other third parties, including, but not limited to, its suppliers and customers, or other events that are out of its control, that could adversely affect the quality of products sold on its platform and its reputation, and subject it to financial losses and sanctions imposed by government authorities. As a result, despite Polibeli’s efforts to improve the aforementioned systems, it cannot assure you that its risk management, quality control and internal control systems are able to completely eliminate non-compliance matters or product defects.

Polibeli faces risks related to acts of war, terrorist attacks, political unrest, natural disasters, health epidemics and other uncontrollable events, which could significantly disrupt its operations.

Polibeli conducts its business principally in Japan and Indonesia, while it also has business operations in Korea, Hong Kong and Italy. In the future, Polibeli may also look for opportunities to expand its business to new markets such as Southeast Asia. Polibeli’s global presence may make it vulnerable to uncontrollable events in these regions such as acts of war, terrorist attacks, political unrest, natural disasters, health epidemics such as the COVID-19 pandemic in recent years or other public safety concerns. Among these events, natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect its ability to operate its platform, provide warehousing and logistics solutions and fulfill orders placed by its customers, and terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and business and consumer confidence.

Furthermore, regional or global outbreaks of epidemics could disrupt Polibeli’s business operations. In recent years, the COVID-19 pandemic and the measures attempting to contain and mitigate the effects of it, including quarantines, temporary business closure, social distancing and other restrictive orders, have resulted in changes in consumer behaviors, disrupted Polibeli’s normal operations and impacted its employees, suppliers, third-party service providers such as logistics companies as well as customers. Although the COVID-19 pandemic has seen an end globally and relevant restrictive measures have been gradually lifted, there is no guarantee that there will not be any future outbreaks of epidemics in the regions where Polibeli operates or global pandemic. Such outbreaks could significantly impact the day-to-day operations of Polibeli’s business, limit its ability to fulfill orders from and disrupt its logistics and warehousing networks, which could further adversely affect its business, results of operations and financial condition.

Polibeli may be subject to litigation for a variety of claims, which could harm its reputation and adversely affect its business, results of operations and financial condition.

In the ordinary course of business, Polibeli may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits, and proceedings could include product liability, labor and employment, wage and hour, commercial, antitrust, alleged securities law violations or other investor claims, and other matters. The number and significance of these potential claims and disputes may increase as Polibeli’s business expands. Further, Polibeli’s general liability insurance may not cover all potential claims made against it or be sufficient to indemnify it for all liability that may be imposed. Any claim against Polibeli, regardless of its merit, could be costly, divert management’s attention and operational resources, and harmful to its reputation. As litigation is inherently unpredictable, it cannot assure you that any potential claims or disputes will not have a material adverse effect on its business, results of operations and financial condition.

Polibeli has limited insurance coverage, which could expose it to significant costs and business disruptions.

Polibeli maintains limited insurance policies to safeguard against risks and unexpected events including property insurance covering its fixed assets such as office facilities, product liability insurance, automobile insurance, as well as earthquake insurance in Japan. Additionally, Polibeli provides social security insurance including pension insurance, medical insurance and group travel insurances for its employees. Polibeli does not maintain business interruption insurance, nor does it maintain key person insurance. Polibeli considers its insurance coverage to be in line with that of other companies in the same industry of similar size in the jurisdictions where it operates, but it cannot assure you that its insurance coverage is sufficient to prevent it from any loss or that it will be able to successfully claim its losses under its current insurance policies on a timely basis, or at all. If Polibeli incurs any loss that is not covered by its insurance policies, or the compensated amount is significantly less than its actual loss, its business, results of operations and financial condition could be materially and adversely affected.

Exchange rate fluctuations may negatively affect Polibeli’s results of operations.

A majority of Polibeli’s operating expenses and sales transactions are carried out in different currencies and Polibeli bears the risk of diminution in value of the customers’ purchasing currency in the interim periods between the transaction stages (for example, order placement/payment and returns/refund). Despite the natural hedge provided by Polibeli’s international business activities in different jurisdictions, it may incur additional costs and experience losses resulting from fluctuations in exchange rates.

The Group companies currently have revenues denominated in different currencies, including JPY, IDR, USD, SGD, KRW and EUR, and may in the future, have significant sales denominated in the currencies of additional countries. Polibeli incurs a substantial portion of its operating expenses in Japanese yen and Indonesian rupiah, and to a lesser extent, other foreign currencies. Polibeli may incur additional costs and experience losses resulting from fluctuations in exchange rates for revenues and operating expenses in foreign currencies to USD, which may negatively impact its results of operations.

Risks Related to the Company’s Securities

The price of the Company’s securities may be volatile and an active market for the Company’s securities may not develop, which would adversely affect the liquidity and price of the Company’s securities.

An active trading market for the Company’s securities may never develop or, if developed, may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

The Company cannot predict the prices at which the Company’s securities will trade. The market price of the Company’s securities may fluctuate substantially and may be lower than the price agreed by Chenghe and the Company in connection with the Business Combination. These fluctuations could cause you to lose all or part of your investment in the Company’s securities. Factors that could cause fluctuations in the trading price of the Company’s securities include the following:

•        actual or anticipated fluctuations in its financial condition or results of operations;

•        variance in its financial performance from expectations of securities analysts;

•        changes in its projected operating and financial results;

•        changes in laws or regulations applicable to its business;

•        announcements by the Company or its competitors of significant business developments, acquisitions or new offerings;

•        sales of the Company’s securities by the Company, its shareholders or its warrant holders, as well as the anticipation of lockup releases;

•        significant breaches of, disruptions to or other incidents involving its information technology systems or those of its business partners;

•        its involvement in litigation;

•        conditions or developments affecting the social consumer internet industry in the countries and regions where the Company operates its business;

•        changes in its senior management or key personnel;

•        the trading volume of its securities;

•        changes in the anticipated future size and growth rate of its markets;

•        publication of research reports or news stories about the Company, its competitors or its industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•        general economic and market conditions; and

•        other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

Future sales of the Company’s securities in the public market, or the perception that these sales might occur, could cause the market price of the Company’s securities to decline significantly.

Sales of our Class A Ordinary Shares and/or the exercise of the Warrants in the public market, or the perception that these sales or exercises could occur, could cause the market price of our Class A Ordinary Shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our Class A Ordinary Shares, the prevailing market price for our Class A Ordinary Shares could be adversely affected.

If the Company does not meet the expectations of equity research analysts, if they do not publish research reports about its business or if they issue unfavorable commentary or downgrade the Company’s securities, the price of the Company’s securities could decline.

The trading market for the Company’s securities will rely in part on the research reports that equity research analysts publish about the Company and its business. The analysts’ estimates are based upon their own opinions and are often different from the Company’s estimates or expectations. If the Company’s results of operations are below the estimates or expectations of equity research analysts and investors, the price of the Company’s securities could decline. Moreover, the price of the Company’s securities could decline if one or more equity research analysts downgrade the Company’s securities or if those analysts issue other unfavorable commentary or cease publishing reports about the Company or its business.

The Company’s issuance of additional share capital in connection with financings, acquisitions, investments, an equity incentive plan or otherwise will dilute all other shareholders.

The Company expects to issue additional share capital in the future that will result in dilution to all other shareholders. The Company expects to grant equity awards to key employees under an equity incentive plan. The Company may also raise capital through equity financings in the future. As part of its business strategy, the Company may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Company Ordinary Shares to decline.

The Company does not have any definite timetable for the payment of any dividends, and as a result, your ability to achieve a return on your investment may depend on appreciation in the price of Company Ordinary Shares.

The Company does not have any definite timetable for the payment of any dividends, and any determination to pay dividends in the future will be at the discretion of its board of directors. Accordingly, you may need to rely on sales of Company Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

The Company Shareholder controls a significant percentage of the Company’s voting power and is able to exert significant control over the direction of the Company’s business.

As of the date of this annual report, the Company Shareholder holds a total of 360,000,000 Ordinary Shares, including 312,720,720 Class A Ordinary Shares and 47,279,280 Class B Ordinary Shares. Pursuant to the A&R Company Listing Articles, the Company Class B Ordinary Shares will be entitled to ten (10) votes per share compared to one (1) vote per share of the Company Class A Ordinary Shares. As of the date of this annual report, the Company Shareholder holds 99.19% of the outstanding voting power of the Company, and public shareholders only holds Company Class A Ordinary Shares.

Accordingly, for so long as the Company Shareholder continues to control a significant percentage of the voting power of Company Ordinary Shares, it will be able to significantly influence the composition of the Company Board and management and other matters requiring shareholder approval, including the election of director, amendment of organizational documents, and approval or major corporate transactions such as a change in control, merger, consolidation, or sale of assets. The concentration of ownership could also deprive you of an opportunity to receive a premium for your shares of Class A Ordinary Shares and might affect the market price of the Class A Ordinary Shares.

The Company Shareholder, a Cayman Islands exempted company through its subsidiaries and consolidated entities, engages in the business of global integrated digital supply chain with focuses on international consumer products trading, with business operations in the PRC, Asia, the U.S., Europe and Australasia. The Company Shareholder is jointly controlled by certain investors which are related to the PRC. See “Item 7. Major Shareholders and Related Party Transactions.” The operations of the Company Shareholder and such investors of the Company Shareholder in the PRC are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of the Company Shareholder’s business in the PRC, and has the right to regulate the operations of such investors of the Company Shareholder in accordance with relevant laws and regulations, which may influence the Company Shareholder’s investment decision in the Company. Therefore, investors of the Company and its business face potential uncertainty from actions taken by the PRC government. Such actions could cause the value of the securities of the Company to significantly decline or be worthless.

The requirements of being a public company may strain the Company’s resources, divert the Company’s management’s attention and affect the Company’s ability to attract and retain qualified board members.

The Company is subject to the reporting requirements of the Exchange Act, the Sarbanes — Oxley Act, the Dodd — Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, the Company will incur additional legal, accounting and other expenses. These expenses may increase even more if the Company no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that the Company files annual and current reports with respect to its business and operating results. The Sarbanes — Oxley Act requires, among other things, that the Company maintains effective disclosure controls and procedures and internal control over financial reporting. The Company may need to hire more employees or engage outside consultants to comply with these requirements, which will increase the Company’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company expects these laws and regulations to increase its legal and financial compliance costs and to render some activities more time-consuming and costly, although Polibeli is currently unable to estimate these costs with any degree of certainty.

Members of the Company’s management team may have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. The Company’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent the Company from improving its business, financial condition and results of operations. Furthermore, Polibeli expects these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently Polibeli may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. These factors could also make it more difficult for the Company to attract and retain qualified members of its board of directors, particularly to serve on the Company’s audit committee, and qualified executive officers.

As a result of disclosure of information in this annual report and in filings required of a public company, the Company’s business and financial condition will become more visible, which Polibeli believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, the Company’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in the Company’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on the Company’s business, financial condition, results of operations, prospects and reputation.

Because the Company is a “controlled company” within the meaning of the Nasdaq Listing Rules, the Company stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors of the Company is held by an individual, a group or another company, the company will qualify as a “controlled company” within the meaning of the corporate governance standards under the Nasdaq Listing Rules. The Company Shareholder holds a total of 360,000,000 Company Ordinary Shares, including 312,720,720 Class A Ordinary Shares and 47,279,280 Company Class B Ordinary Shares, representing approximately 99.19% of the outstanding voting power of the Company as of the date of this annual report. As a result, the Company is a “controlled company” within the meaning of the corporate governance standards under the Nasdaq Listing Rules and is subject to the requirements of the applicable exchange that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; and (iii) a compensation committee comprised solely of independent directors. Although the Company does not intend to do so immediately as of the date of this annual report, the Company may elect to rely on one or more of the exemptions to certain corporate governance requirements so long as it remains a “controlled company.” Accordingly, holders of Company Ordinary Shares will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. In the event that the Company ceases to be a “controlled company” and its shares continue to be listed on the Nasdaq, the Company will be required to comply with these provisions within the applicable transition periods.

The Company is an “emerging growth company,” and the Company cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make Company Ordinary Shares less attractive to investors.

The Company is an “emerging growth company,” as defined in the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

The Company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the date of its first sale of common equity securities pursuant to an effective registration statement, (b) in which the Company has total annual gross revenue of at least $1.235 billion, or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of the Company’s common equity that is held by non-affiliates exceeds $700 million as of the last Business Day of its most recently completed second fiscal quarter; and (ii) the date on which the Company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

The Company cannot predict if investors will find Company Ordinary Shares less attractive because the Company relies on these exemptions. If some investors find Company Ordinary Shares less attractive as a result, there may be a less active trading market for Company Ordinary Shares, and the price of Company Ordinary Shares may be more volatile.

The Company is a foreign private issuer, and as a result, not subject to U.S. proxy rules or Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

The Company reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Because the Company qualifies as a foreign private issuer under the Exchange Act, the Company is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As the Company is a “foreign private issuer” and intends to follow certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of the Nasdaq.

As a foreign private issuer, the Company has the option to follow Cayman Islands law rather than those of the Nasdaq for certain governance matters, provided that the Company discloses the requirements the Company is not following and describe the home country practices the Company is following. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards, except for general fiduciary duties and duties of care. If the Company chooses to follow home country practices in the future, its shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For details on the home country practice in relation to corporate governance matters that we elect to follow, see “Item 6. Directors, Senior Management and Employees — C. Board Practice.”

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, the Company is a foreign private issuer, and therefore, the Company is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter. In the future, the Company would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, a majority of its assets are located in the U.S., or its business is administered principally in the U.S. If the Company loses its foreign private issuer status, the Company will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. The Company will also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, the Company will lose its ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Listing Rules. A U.S.-listed public company that is not a foreign private issuer will incur significant additional legal, accounting and other expenses that a foreign private issuer will not incur.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under the laws of the Cayman Islands, and the Company conducts a substantial portion of its operations, and a majority of the Company’s directors and executive officers reside, outside of the U.S.

The Company is an exempted company limited by shares incorporated under the laws of the Cayman Islands. A substantial portion of the Company’s assets are located outside the U.S. A majority of the Company’s officers and directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon the Company’s directors or officers, or to enforce judgments obtained in the U.S. courts against the Company’s directors or officers.

The Company’s corporate affairs are governed by its memorandum and articles of association, as amend from time to time, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of the Company’s shareholders to take action against the Company’s directors, actions by minority shareholders and the fiduciary duties of the Company’s directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the Company’s shareholders and the fiduciary duties of the Company’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws than the U.S. and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like the Company have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under the Company’s articles of association to determine whether or not, and under what conditions, the Company’s corporate records may be inspected by the Company’s shareholders, but are not obliged to make them available to the Company’s shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is the Company’s home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If the Company chooses to follow home country practice in the future, the Company’s shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, the Company’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

The Warrants are exercisable for Class A Ordinary Shares, which would increase the number of shares eligible for resale in the public market and result in dilution to shareholders.

Warrants to purchase an aggregate of 4,467,494 Class A Ordinary Shares are exercisable in accordance with the terms of the A&R Warrant Agreement governing those securities. The number of Warrants outstanding is equal to approximately 1.2% of the Company’s currently outstanding Ordinary Shares. The exercise price of the Warrants is US$11.50 per share, subject to adjustment. To the extent such Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such Class A Ordinary Shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Class A Ordinary Shares. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

Chenghe’s Warrant Agreement, which was assigned to the Company pursuant to an A&R Warrant Agreement upon the Closing and under which one SPAC Warrant became one Company Warrant upon such Closing, designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Warrant Holders, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with the Company in connection with such warrants.

Chenghe, the Company and Continental Stock Transfer & Trust Company have entered into the A&R Warrant Agreement, pursuant to which, among other things, the Warrant Agreement was amended to cause each SPAC Warrant to represent the right to receive, from the Closing, a warrant to purchase one Company Class A

Ordinary Share, on the terms and subject to the conditions set forth therein. All warrants of Chenghe under the Warrant Agreement were no longer be exercisable for SPAC Class A Ordinary Shares, but instead were exercisable for Company Ordinary Shares.

The A&R Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against the Company arising out of or relating in any way to the A&R Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that the Company irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company has waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the A&R Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of the Company’s warrants shall be deemed to have notice of and to have consented to the forum provisions in the A&R Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the A&R Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Company’s warrants, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

In addition, the exclusive forum provisions of the foregoing paragraph will apply to suit, action, proceeding or claim against the Company arising out of or relating and under the Securities Act. The Company notes, however, that there is uncertainty as to whether a court would enforce such a provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

If a court were to find this provision of the A&R Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations and result in a diversion of the time and resources of the Company’s management and board of directors.

The Company may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless, and exercise of a significant number of Company Warrants could adversely affect the market price of the Class A Ordinary Shares.

Under the A&R Warrant Agreement, the Company has the ability to redeem outstanding warrants at any time after they become exercisable, at a price of $0.01 per warrant and upon a minimum of 30 days’ prior written notice of redemption provided that the reported closing price of the Class A Ordinary Shares meets the condition as discussed in more details in the section titled “Item 10. Additional Information — B. Memorandum and Articles of Association — Warrants.”

The trading price of the Company’s securities may fluctuate, and can vary due to general economic conditions and forecasts, the Company’s general business condition and the release of its financial reports.

If and when the Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force the holders thereof to: (1) exercise the Warrants and pay the exercise price therefor at a time when it may be disadvantageous for the Warrant Holders to do so; (2) sell the Warrants at then-current market price when the Warrant Holders might otherwise wish to hold the Warrants; or (3) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of the Warrants. In the event that the Company elects to redeem all of the outstanding Warrants, it would only be required to have the notice of redemption mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the redemption date to the registered holders of the outstanding Warrants to be redeemed at their last addresses as they shall appear on the registration books.

The Company may amend the terms of the Warrants in a manner that may be adverse to Warrant Holders with the approval by the holders of at least 50% of the then outstanding Warrants, or for amendments necessary for the Warrants to be classified as equity. The exercise price of Company Warrants could be increased, the exercise period could be shortened and the number of Company Ordinary Shares purchasable upon exercise of a Company Warrant could be decreased, all without approval of the Warrant Holders.

The A&R Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any shareholder or Warrant Holders to cure any ambiguity or correct any defective provision, but otherwise requires the approval by the holders of at least 50% of the then outstanding Warrants to make any change that adversely affects the interests of the registered holders of the Warrants. Accordingly, the Company may amend the terms of the Warrants (i) in a manner adverse to a Warrant Holder if Warrant Holders of at least 50% of the then outstanding Warrants approve of such amendment or (ii) to the extent necessary for the Warrants in the good faith determination of the Company Board (taking into account then existing market precedents) to allow for the Warrants to be classified as equity in the Company’s financial statements without the consent of any shareholder or Warrant Holder. Although the Company’s ability to amend the terms of the Warrants with the consent of at least 50% of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash or shares, shorten the exercise period or decrease the number of Company Ordinary Shares purchasable upon exercise of a Warrant.

The Company does not intend to make any determinations on whether the Company or its subsidiaries are CFCs for U.S. federal income tax purposes.

The Company does not intend to make any determinations on whether the Company or any of its subsidiaries are “controlled foreign corporations” within the meaning of Section 957(a) of the Code (“CFCs”), or whether any U.S. Holder (as defined below in the section titled “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation”) of Company Ordinary Shares is a “United States shareholder” within the meaning of Section 951(b) of the Code with respect to the Company or any of its subsidiaries. U.S. Holders of Class A Ordinary Shares or Warrants should consult their tax advisors regarding the potential application (and potential adverse U.S. federal income tax consequences) of these rules to their particular circumstances.

If the Company or any of its subsidiaries is characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. Holders may suffer adverse U.S. federal income tax consequences.

As described in more detail under the section titled “Item 10. Additional Information — E. Taxation —
U.S. Federal Income Taxation,” a non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, consists of certain types of “passive” income or (2) at least 50% of the value of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, such “passive” income.

Based upon the Company’s financial statements and relevant market data, the Company believes it was not a PFIC for U.S. federal income tax purposes in 2025. However, whether the Company or any of its subsidiaries is a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Changes in the composition of the Company’s assets or income or the composition of any of its subsidiaries’ assets or income may cause the Company or one or more of its subsidiaries to be or become a PFIC for the current or subsequent taxable years.

If the Company or any of its subsidiaries is a PFIC for any taxable year, a U.S. Holder of Class A Ordinary Shares or Warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. U.S. Holders of Class A Ordinary Shares or Warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to the Company and its subsidiaries and the ownership of Class A Ordinary Shares or Warrants.

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated in the Cayman Islands in March 2024 as a company with limited liability under the Cayman Companies Act. The Company is a holding company without any business operations. We provide digital supply chain services and distribution sales through our subsidiaries in a number of countries around the globe. Currently, our business is mainly in Japan and Indonesia, while we also have business operations in a number of international locations including Singapore, Korea, the US, France, Hong Kong and Italy.

Tian Xing Cloud (Singapore) Supply Chain Pte. Ltd. (“Cloud Singapore”) was established as a holding company under the laws of Singapore in May 2021. Subsequent to establishment of the Company, it acquired 100% shares of Cloud Singapore from Hong Kong Xinyun Trading Limited (“Xinyun Trading”) in May 2024.

Cloud Singapore acquired the following entities from Yun Yuan (HK) Trading Co., Ltd (“Yun Yuan HK”), Xinyun Trading and Hong Kong Xinyun Logistics Trading Limited (“Xinyun Logistics”), respectively, during the period from September 2023 to May 2024. Each of Yun Yuan HK, Xinyun Trading and Xinyun Logistics is a related party of ours under common ultimate control.

•        Kouun Syoji Co., Ltd (株式会社行雲商事, “Cloud Japan”), incorporated in Japan in May 2016 and acquired by Cloud Singapore from Xinyun Logistics in March 2024, is an operating entity for our goods trading business in Japan.

•        Tianxingyun International Trade Pte. Ltd. (“Singapore International”), incorporated in Singapore in February 2020 and acquired by Cloud Singapore from Xinyun Trading in February 2024, is an operating entity for our goods trading business in Singapore.

•        Tian Xing Cloud (America) Supply Chain Ltd (“Cloud America”), incorporated in the U.S. in April 2021 and acquired by Cloud Singapore from Yun Yuan HK in November 2023, is an operating entity for our goods trading business in the U.S.

•        Tian Xing Cloud (France) Supply Chain (“Cloud France”), incorporated in France in August 2021 and acquired by Cloud Singapore from Yun Yuan HK in December 2023, is an operating entity for our goods trading business in France.

•        Tian Xing Cloud Supply Chain Korea Ltd (“Cloud Korea”), incorporated in Korea in September 2021 and acquired by Cloud Singapore from Yun Yuan HK in September 2023, is an operating entity for our goods trading business in Korea.

•        Tianxing Cloud (Italy) Supply Chain Srl (“Cloud Italy”), incorporated in Italy in September 2021 and acquired by Cloud Singapore from Yun Yuan HK in November 2023, is an operating entity for our goods trading business in Italy.

•        Biltech Ltd (“Japan Biltech”) was incorporated in Japan in November 2021 and acquired by Cloud Singapore from Yun Yuan HK in April 2024, with the aim to expand our goods trading business in Japan in the future.

•        PT Tian Xing Cloud Supply Chain Indonesia (“PT Cloud”), incorporated in Indonesia in May 2021, is an operating entity for our goods trading business in Indonesia and the owner of our Polibeli App and Polisales App. Cloud Singapore acquired 99% of the shares of PT Cloud from Yun Yuan HK in March 2024, and Singapore International holds the rest 1% of the shares.

•        PT Cloud has two subsidiaries, namely, PT Xingyunindo Jaya Niaga (“PT XY JAYA”) and PT Innovative Cloud Indonesia (“PT Innovative”), incorporated in Indonesia in November 2022 and April 2023, respectively, each of which PT Cloud holds 99% of the shares and Singapore International holds the rest 1% of the shares. PT XY JAYA and PT Innovative were established with the aim to expand our services business for brands and distributors in Indonesia. As of the date of this annual report, both entities have not launched any substantive business.

•        PT Ezmart Electronic Commerce Indonesia (“PT Ezmart”), incorporated in Indonesia in June 2022, is another operating entity in our goods trading business in Indonesia, and the operating entity of our Polibeli App and Polisales App. Cloud Singapore acquired 99% of the shares of PT Ezmart from Yun Yuan HK in March 2024, and Singapore International holds the rest 1% of the shares.

In April 2024, we established Merger Sub, an exempted company with limited liability under the laws of the Cayman Islands, as a wholly-owned subsidiary of the Company, for the purpose of effecting the Business Combination. The Merger Sub has been merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly-owned subsidiary of the Company upon the completion of the Business Combination.

In June 2024, we incorporated Polibeli Trading (Hong Kong) Limited (“Polibeli HK”) under the laws of Hong Kong, as a wholly owned subsidiary of Cloud Singapore. Polibeli HK is an operating entity for our goods trading business in Hong Kong.

On August 7, 2025, the Company completed its business combination with Chenghe. Following the completion of the transaction, Chenghe became a wholly owned subsidiary of the Company and currently has no substantive operations.

In November 2025, we incorporated Jiaxing Yunpu Yuexing Technology Co., Ltd. (“Jiaxing Yunpu”) under the laws of the PRC, as a wholly owned subsidiary of Polibeli HK. Jiaxing Yunpu has not commenced any substantive operations as of the date of this annual report.

In November 2025, we incorporated Shenzhen Baoli Beili Technology Co., Ltd (“Shenzhen Baoli”) under the laws of the PRC, as a wholly owned subsidiary of Jiaxing Yunpu. Shenzhen Baoli has not commenced any substantive operations as of the date of this annual report.

In November 2025, we incorporated Hangzhou Baoli Beili Technology Co., Ltd (“Hangzhou Baoli”) under the laws of the PRC, as a wholly owned subsidiary of Jiaxing Yunpu. Hangzhou Baoli has not commenced any substantive operations as of the date of this annual report.

Corporate Structure

The following diagram summarizes our corporate structure as of the date of this annual report.

For a discussion of our capital expenditures for the last three fiscal years and current progress, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

Our principal executive offices are located at Landmark Pluit Tower D 5th & 6th Floor, Jl. Pluit Selatan Raya, Pluit, Penjaringan, Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450, Republic of Indonesia. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, United States. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://www.polibeli.id/. The information contained on our website is not a part of this annual report.

B. Business Overview

Our Business

Global Goods Trading

Global goods trading is our principal business. We conduct our goods trading business mainly in Japan and Indonesia, while we also have business operations in a number of international locations in Asia and Europe, including Korea, Hong Kong and Italy.

For our global goods trading business, we directly procure goods and products from suppliers and sell them mostly to small and medium-sized retailers in the countries and regions where we conduct business, and in some regions also to large retailers or distributors. We enter into contracts with suppliers and retailers separately and provide delivery services of the products ordered to our retailer customers as part of the fulfillment process. Moreover, we also provide warehousing and after-sales services to improve the efficiency of the order fulfillment process and improve the procurement experience of our retailer customers. We select product categories for distribution in each market based on local market conditions, such as consumer preferences, retail infrastructure, and consumption patterns. This approach enables us to tailor our product offerings to the specific market demands of each region while maintaining to a great extent our standardized procurement, logistics, and distribution processes.

Over the past 40 years, Japan has developed a mature consumer market with sophisticated distribution networks and a vast collection of well-known brands. However, the Japanese consumer market still has a growing need for diverse international products, and Japanese brands are in constant search for additional markets to sell their products. Our business in Japan mainly focuses on cross-border supply chain services, including import, export and domestic trading of products. At the early stage of our business, we have engaged in a limited amount of export activities, procuring select Japanese products, such as toys, from Japanese suppliers and export them to retailers in other international regions. Transitioning from early stage to expansion, our primary business focus in Japan has been the import and domestic trading business. We source products from international suppliers and domestic Japanese suppliers and then sell the products to key account customers such as department stores and wholesalers across Japan. With the development of our Japanese business over the years, we have also leveraged our omni-channel distribution networks and integrated marketing support, branding services and logistics services for suppliers and brand owners to supplement our import business. We have successfully guided and supported a number of overseas brands in entering the Japanese market with satisfactory consumer reception. The main categories of products that we trade for our import and domestic trading business in Japan include consumer electronic accessories, household appliances, and toys and game products. Benefiting from our in-depth collaboration with brands and suppliers as well as our omni-channel distribution capacity in both Japan and overseas regions, our local team in Japan is able to utilize both local knowledge and local support and help businesses enter as well as export out of Japan. In order to accelerate the settlement cycles with the local customers, since the second half of 2025, we have placed greater emphasis on online distribution channels, which generally involve shorter settlement cycles.

In the past ten years, with the growth of both the GDP and GDP per capita in Indonesia, its consumer market has experienced rapid growth both in terms of its overall size and in terms of growing demand for product diversity. However, unlike in developed markets, SMEs in Indonesia, who mainly operate offline, are the main sources from whom the consumers purchase the products and they still play a very important role in the consumer market. In Indonesia, we have launched digital supply chain services through the Polibeli Platform, which is consisted of the Polibeli App and

Polisales App, with the aim to greatly improve the efficiency of goods trading in the Indonesian market. We procure products that meet the needs of local consumers from a wide range of local and international suppliers and sell them to small and medium-sized retailers in the local Indonesian market through the Polibeli App. We offer a wide variety of products to SMEs in Indonesia through our global goods trading business, mainly focusing on consumer electronic accessories, household appliances and supplies and others. In order to enhance our profitability in the Indonesia market, since the fourth quarter of 2025, we have selectively expanded our product categories in Indonesia and tapped into high-margin downstream B2B customers.

Italy has an established consumer market with developed retail infrastructure and distribution channels for household electronics products. The market has seen the increasing adoption of smart home appliances in recent years, supported by the growth of e-commerce platforms and evolving consumer preferences for automated household solutions. We entered into the Italian market as part of our international expansion strategy and we have focused on the consumer electronics products. In this market, robotic vacuum cleaners represent a significant product category within our consumer electronics portfolio. We source these products from international third-party manufacturers and distribute them through a network of e-commerce platforms and local distribution channel partners. Our operations in Italy primarily consist in product sourcing, integrating cross-border supply chains and local sales channels. These activities allow us to facilitate the distribution of selected consumer electronics products to retailers and online merchants in the Italian market.

Hong Kong serves as a regional trading and logistics hub with a well-established commercial environment and a developed e-commerce ecosystem. Its position as an international trading center provides access to a broad range of suppliers, online merchants and international distribution channels. We have expanded our operations in Hong Kong as part of our regional business development strategy and we have focused on the distribution of food and health supplement products in this market. We source these products from local and international upstream suppliers and sell them to operators of e-commerce platforms and online merchants in Hong Kong. Our operations in Hong Kong primarily consist in product sourcing, coordination of cross-border logistics and management of distribution relationships with downstream e-commerce channel partners. These activities support the efficient distribution of food and health supplement products within the local e-commerce ecosystem.

Other Businesses

In addition to our global goods trading business, we also have a collection of other services from which we derive revenues. We provide global brand operations services and sales promotion services that are ancillary to our global goods trading business, mainly to provide marketing support and online platform account management for merchants who run shops on third-party online platforms.

Our Supply Chain Services Platform

We have developed a digital supply chain services platform to provide integrated services to customers in the markets where we conduct business. As compared to traditional supply chain services which involve extensive manual processes, our digital supply chain services enable online purchases, digital logistics services with standardization and visualization, and convenient order management. Each stage of the transactions is also supported with data analytics for constant improvement as well as to better pinpoint consumer demands. We provide comprehensive supply chain services to both suppliers and retailer customers, which also have enabled us to add value to the supply chain industry in general.

•        For retailers.    We provide advanced digitalization tools, including the Polibeli App in the Indonesian market, to offer a wide range of product mix with competitive prices on our platform and simplify the procurement experiences of retailers. Instead of making purchases from different physical wholesale markets, retailers can make one-stop purchases of products on our platform with the opportunities to easily compare prices and place orders. With our global goods trading business and our in-depth collaboration with suppliers, we offer products of high quality to meet the needs of different retailers. Additionally, retailers can also obtain comprehensive services including warehousing and logistics services, which further improves their procurement experiences.

•        For suppliers and brand owners.    We provide exposure opportunities to suppliers and brand owners through a variety of marketing channels and promotional activities among retailers and therefore help them expand their market share. Additionally, when suppliers and brand owners break into emerging markets, we can also provide exclusive distribution channels to them to lower the costs of entering such markets, and offer guidance on market standards, certifications and licenses required by local regulatory bodies with our experiences accumulated in the local markets, thereby helping suppliers and brand owners achieve business success in their expansions.

•        For the supply chain industry.    With our comprehensive supply chain services platform, we have greatly optimized collaboration of different players and improved efficiency across the supply chain. Through the application of intelligent technology, we have enhanced the competitiveness of all participants in the supply chain industry through greater efficiency achieved in order matching and fulfillment, while at the same time we provide more comprehensive responses to customer demand by offering greater varieties of cost-effective and high-quality products and other services through our organic business expansion. We are also committed to continuously optimizing our services provided to each player in the supply chain and achieve business development together.

Polibeli Platform

As we expanded our business into the Indonesian market, we noticed that it was characterized by a large retail industry, growing consumer demands and a large number of small and medium-sized retailers which faced a series of challenges including difficulty to locate and procure greater varieties of products that meet the needs of local consumers and the limitations imposed by local warehousing and logistics services. Indonesia also has a high percentage of younger populations, which lead to opportunities of further growth as well as new customer demands. To provide solutions to the existing issues and further realize the potential of the Indonesian market, we have designed and launched Polibeli App in 2022 and Polisales App in 2023 specifically for the Indonesian market, which together operate as one Polibeli Platform to provide integrated digital supply chain services to suppliers and small and medium-sized retailers in Indonesia.

Through the Polibeli Platform and the digitalized procurement process enabled by our Polibeli App, small and medium-sized retailers can procure a wide variety of products and enjoy the benefits of centralized warehousing and logistics services and payment supports, while suppliers and brand owners can receive market feedbacks through algorithm analysis to improve their business strategies and product development. We have successfully localized our supply chain services capabilities and achieved rapid growth of business in Indonesia. With the expansion of our business in Indonesia, our goods trading business on the Polibeli Platform covers not only international imported products, but also products we procure from local vendors as well.

The below chart illustrates our digital supply chain services of the Polibeli Platform in Indonesia.

•        Polibeli App.    Our Polibeli App offers a one-stop procurement solution to small and medium-sized retailers in Indonesia. The retailers can conveniently purchase a wide variety of products that meet the needs of local consumers through this single mobile app. The user selection, purchasing tools and standardized to-business content on the Polibeli App are designed to improve the efficiency of retailers’ procurement experiences. Retailers can easily screen through catalogs of thousands of products with clear presentations of the product characteristics, check for ongoing promotions for product bundling, and also decide on the level of minimum order quantity to adopt in their purchases based on clear information on different tiers of quantity-based pricing. The visual interface and user interaction functions on the app are also designed to be straightforward and easy to operate, so that retailers are able to quickly find the products they want, place orders, choose their preferred payment terms and confirm delivery.

Further, retailers also enjoy more efficient warehousing logistics services provided through the app. We have partnered with third-party logistics providers to deliver the products to the store locations of retailers. In addition, facilitated with intelligent driven algorithm tools, our Polibeli App also provides inventory predictions for our retailer customers. With such information as well as through the interactions of our sales representatives with the retailers, we can help our retailer customers manage their inventory levels.

We have also implemented a membership system on the Polibeli App, providing various levels of discounts to users with different levels of membership, in order to encourage repeated purchases and improve customer retention rate.

•        Polisales App.    Polisales is a mobile app that targets our sales representatives. Adopting a “Mission-to-Task” model, it breaks down our business strategies into separate sales tasks to achieve effective management of sales and customer relationships, and therefore improves interaction frequency and service efficiency between sales representatives and our retailer customers. Empowered with smart capabilities and algorithm recommendations, our Polisales App offers sales representatives different sales tasks pertaining to each of his or her coverage area to select from on a daily basis, such as customizing sales activities for different retailers, customer visits, tracking current promotional activities in the local areas, researching key characteristics of certain products, and customized after-sales follow-ups. The Polisales App provides all levels of data support to business development activities to help sales representatives achieve a high level of efficiency. Sales managers can also access the up-to-date progress reports of their team members on the app, and therefore better manage and coordinate the sales and marketing efforts.

Equipped with the tools on our Polisales App, our sales representatives can provide a wide range of support to retailer customers, including helping them understand key comparative advantages of the products we offer on our Polibeli App as compared to their existing stocks and provide suggestions on sales strategies and cash flow management. These value-added services help retailers achieve higher turnover rates, which can therefore lead to a higher customer retention on our Polibeli App.

Below are the illustrations of the user interfaces of our Polibeli App and Polisales App. The two apps also match users and products with user tags to create a synergy between the functions and services available on the two apps. Our sales representatives can easily identify retailer customers with different levels of memberships and therefore be more targeted in their sales and marketing efforts to maintain strong customer relationships with and drive business growth.

Sales and Branding

We promote our supply chain services platform through a team of experienced and efficient sales managers and representatives responsible for acquiring, engaging and retaining retailer customers. We believe that cultural affinity, deep knowledge of local consumer needs, and in-person client interactions are key to our ability to develop loyal customer relationships with the retailers and therefore we put great emphasis on localization in our business operations. Our sales representatives are from the local regions where we conduct business. They speak the local languages, are equipped with business acumen of the specific regions, and most importantly, are passionate about serving as the connections between us and the retailer customers. Different from traditional B2C e-commerce business in which individual consumer’s behaviors are largely driven by existing reviews and sequence of product display, business relationships in a B2B context are more driven by social interactions. We firmly believe that through our sale representatives’ day-to-day interactions with SME owners, we not only obtain deep understanding of their businesses but also foster strong mutual trust and customer loyalty.

Apart from having a dedicated sales team, we also participate in industry conferences and seminars, hold marketing activities and place advertisements through online and offline channels to enhance retailer customers’ awareness of our brand reputation, and we complement such efforts with promotional activities from time to time to attract and retain customers.

Quality Control

We believe that product quality is one of the key factors in maintaining our competitive position, since reliable and quality products foster customer satisfaction and confidence in our brand name, which in turn enhances customer loyalty and our reputation as a leading global digital supply chain services provider.

We maintain rigorous quality control procedures to ensure customer satisfaction, which includes the following steps:

•        Suppliers onboarding.    We select our suppliers carefully based on the pricing and the quality of the products offered. The suppliers need to have relevant certifications and proper registrations. We have a dedicated procurement team to conduct onsite visits, credential checking, as well as sample product testing with potential suppliers.

•        Acceptance of products.    Upon receiving products from the suppliers, we conduct a thorough inspection to ensure product quality. During the warehousing quality control process, we carry out acceptance checking procedures by inspecting each packaging unit and 20% randomly selected samples for inspection in each packaging unit. Through this process, we are able to accurately determine the overall yield level of the products delivered to us and resolve any issue pertaining to quality in a timely manner.

•        Nonconforming products.    For those products that do not meet the required standard of quality control, we would return and exchange products with the relevant suppliers. This is to ensure all products received and later delivered to customers are within an acceptable standard.

•        Continued improvements.    We periodically review our quality control procedures and historical cases so that our quality control procedures remain effective over time.

Apart from the above quality control procedures, we also pay close attention to supplier performance over time. Our supplier life-cycle management includes the following aspects:

•        Overall supplier performance review.    We evaluate supplier performance from three indices:

(1)    Fulfillment time.    We routinely review and evaluate the timeliness of fulfillment of our purchasing orders so that our sales plans would not be affected by any delays in meeting production and delivery deadline from the suppliers’ side.

(2)    Price competitiveness.    We monitor price competitiveness of each supplier to ensure the products that we offer on our Polibeli App remain cost-effective.

(3)    Product and service quality.    We evaluate overall product quality and service capacity of suppliers to ensure that they meet our quality control standards.

•        Periodic review.    Through routine review of suppliers, we timely resolve any issues arising and take remedial measures where needed with the concerned suppliers to improve their future performance.

•        Dynamic adjustment to supplier pool.    From time to time, we adjust our supplier composition based on review results. In order to ensure that our supply chain remains effective and efficient, we retain high-performing suppliers while terminating non-performing suppliers.

•        Enlisting new suppliers.    We constantly search for new suppliers to collaborate with in order to ensure that our supply chain is robust and diversified.

Through the above quality control procedures and supplier management, we are able to make sure that we offer high-quality products to our retail customers, maintain strong customer relationship and brand name, and therefore sustain our competitiveness.

Inventory Control, Warehousing and Logistics

We have developed an inventory control model to achieve effective management of inventory in our daily business operations. Taking into account key factors such as purchase frequency, prices, sales volumes of different products, we leverage our data analytics accumulated through historical transactions to continuously improve the inventory control model. During our ordinary course of business, sales data and warehouse data are simultaneously updated and monitored to provide operations team with real-time updates of the current inventory level pertaining to each stock-keeping-unit (“SKU”). We monitor the stock depletion rate and haulage capacity on a daily basis so that we have adequate time to make plannings on our restock purchases, coordinate with our suppliers and make logistics arrangements including international freight and warehouse preparation.

We store and manage most of our inventory in warehouses that we leased. We have developed a warehouse optimization model to select the most suitable location to store inventory in response to varying levels of demands in different geographic areas, and to shorten the order fulfillment time. We have established warehouse networks in the main locations where we conduct business. We have also adopted a warehouse management system to track inventory movement and synchronize such data into our business operations system. We conduct periodic inventory counting to make sure that our system records match with physical stocks. For the warehouses operated by us in various locations, we have adopted the below two-tier function for our warehouse space in order to ensure efficient order fulfillment and provide satisfactory supply chain services to our retail customers:

•        Consolidation capabilities.    The consolidation function of warehouses is designed for centralized management of large inventory and their functional design is to maximize storage. We request our suppliers deliver products in large quantities directly to warehouses with such capabilities, enabling centralized stock management, with which our operations team can manage the outflow of inventory easily while at the same time make forecasts on inventory levels with better accuracy. Additionally, these warehouses can also accommodate purchase orders with large quantities of products and bulk transfer of products to larger customers can be arranged easily from these warehouses.

•        Fulfillment capabilities.    The fulfillment function of warehouses is designed for efficient delivery, and warehouses with such capabilities are typically located close to our customers. Goods are transferred from consolidation warehouses or suppliers’ warehouses to fulfillment warehouses on a regular basis based on predictions made from data analysis of historical transactions. In these fulfillment warehouses, we implement standardized packaging and sorting procedures to handover products ordered by our customers to logistics service providers to ensure that the process is smooth, efficient and accurate.

For the orders placed with us, we deliver the products to retailer customers through third-party logistics companies that we partner with. We select third-party logistics companies based on routing business, their service capabilities and price comparison, and enter into agreements with them on an annual basis. Similar to our management of suppliers, we also have a mechanism to monitor the performance of third-party logistics companies that we partner with, which includes the following aspects:

•        Partnership with multiple service providers.    For each country in which we conduct business operations, we usually shortlist three to five logistics service providers to provide comprehensive coverage of logistics services in that country. The logistics providers we choose usually also have sufficient IT capacity and system integration capacity to connect and transfer logistics data to our system. The shortlisting of logistics service providers helps us ensure the robustness and effectiveness of our logistics service network.

•        Evaluation of logistics services.    We conduct evaluations of our logistics service providers every quarter on their service standards and cost-effectiveness. If our evaluations render any of the existing logistics service providers to be unfit, we will replace them with qualified new providers to ensure the effectiveness of our order fulfillment process.

In summary, our two-tiered warehousing system and the comprehensive logistics coverage in each of the regions where we conduct business provide strong support to our supply chain services business. They connect our business to both upstream suppliers and downstream retailer customers, and therefore we are able to increase the efficiency in order fulfillment process to lower the costs and improve procurement experiences of our customers. With the evaluation mechanism in place, we are also constantly improving the overall fulfillment process and build our capacity for business growth.

Technology and Infrastructure

Our supply chain services platform, including the Polibeli Platform in Indonesia, has utilized smart technologies such as big data analytics to provide our retailer customers with efficient digital supply chain solutions.

Our Polibeli Platform can generate insights from historical transactions of the retailer customers and provide integrated digital solutions to our retailer customers with the below technologies:

•        Smart search engine.    We apply search algorithms in the search engine of our Polibeli App to better understand the intention of each search from our retailer customers. The smart search engine can return results with the most relevant products that meet the needs of our retailer customers.

•        Smart product recommendations.    The product recommendation system of our Polibeli App can learn about retailer customers’ needs according to their past order placements, searching behaviors and browsing histories. With the aim to enhance retailer customers’ one-stop procurement experiences on our platform, the system recommends featured product selections that suit the retailer customers’ business needs, as well as relevant products on daily special offers and other popular products that may interest the retailer customers. In this way, retailers are able to discover new products that they may add to their existing product portfolio, and our sales representatives may also provide in-depth information on such new products during their client visits.

•        Digitalized warehousing and logistics.    We have also fully digitalized and integrated the warehousing and logistics process in our business operations. We monitor movement of the inventory levels in warehouses and synchronize such data with our business operation system as well as sales data. As for logistics, retailers can track the logistics and delivery of the orders through the Polibeli App and therefore have visibility of the order fulfillment process.

•        Real-Time Inventory Tracking.    We have implemented a feature on our Polibeli App for real-time inventory tracking, allowing SMEs to monitor their stock levels and make informed purchasing decisions. This feature helps prevent stockouts and ensures that SMEs can fulfill customer orders promptly, thereby improving customer satisfaction.

•        Streamlined Supply Chain Management.    Instead of dealing with multiple distributors offline to procure products, SMEs can access everything they need digitally through our Polibeli App. The integrated platform streamlines the procurement process, reduces administrative overhead, and ensures better inventory management.

We are committed to constantly improving our current technological solutions and developing more digital tools to provide more efficient procurement experiences to retailer customers. As our Polibeli Platform onboards more suppliers and more retailer customers, we expect to gain significantly more valuable insights from the transaction and usage data as we leverage our data analytics capabilities, offer more precise product recommendations to retailer customers which are catered to the varied preferences of customers in different regions, and achieve further business growth.

Our technology platform has been designed for stability, scalability and flexibility. We have built a reliable and stable IT infrastructure network to ensure the high standard of performances for our technology systems and apps, and it has also enabled us to respond quickly to any potential server outbreaks. The servers of our technology system are located in Singapore with robust backup arrangements. Our IT personnel regularly monitor the performance of our website, mobile apps, and infrastructure to enable us to respond quickly to potential problems. As of the date of this annual report, we have not experienced any service outages that materially affected our business operations. See “Risk Factors — Any disruption to Polibeli’s IT systems and technology infrastructure or the inability to maintain or upgrade its IT systems could disrupt its operations, cause unanticipated increases in costs and decreases in revenues, and materially affect its ability to maintain the satisfactory performance of its platform and deliver consistent services to its retailer customers.”

Data Protection and Privacy

We attach great importance to protecting the information and privacy of our suppliers, retailer customers and third-party merchants. We have established and implemented a strict platform-wide policy on data collection, processing and usage.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We use advanced encryption to protect confidential information and take various technological measures to ensure the secure processing, transmission and usage of data. We have also established internal protocols and procedural safeguards as part of our privacy program, including classifying data based on sensitivity levels, providing differentiated access permissions to employees based on their positions and functions, implementing data desensitization techniques, monitoring access to highly-sensitive data by responsible team leaders, and overseeing and identifying risks from cybersecurity threats associated with our use of third-party service providers.

We back up the core data for our business operations on a real-time basis in cloud databases and other data on regular basis in separate and various secured data back-up servers to minimize the risk of data loss.

Moreover, we also have dedicated resources for providing information security and data protection training to our employees. The training programs cover a number of topics including introducing data protection regulations in different jurisdictions, raising awareness of personal information security in daily work, and maintaining data security and preventing leaks of business secrets.

Competition

In the supply chain industry, there are numerous participants who are specialized in a limited category of products or service scope. For instance, a supplier may focus on a certain product category in which it has established a mature distribution network or strong customer base in the regions where it operates; brand owners may expand their business in overseas markets with their own efforts; warehouses and logistics providers may rely on their existing customer base to create private traffic e-commerce platforms, and e-commerce platforms widespread in different countries may build their sales ecosystems targeting online merchants and retail customers. Therefore, we face competition from a variety of players in the market, including other online and offline services providers, manufacturers, wholesalers, distributors and other service providers. We believe that the principal competitive factors in our market are:

•        product strategies;

•        ability to connect with retailers, and to integrate different channels and services;

•        cost-effective solutions;

•        ability to scale in both domestic and international markets;

•        brand recognition of the platform; and

•        support for the brand development of brand owners and suppliers.

However, participants in the supply chain seldom embark on the mission to establish a one-stop comprehensive supply chain services platform, partly because most participants are only specialized in one or more product categories or service processes, but not all of them, and the marginal cost for taking on additional services outweigh the potential profits. We provide efficient one-stop product procurement experiences, advanced digital solutions, intelligence services, effective fulfillment services and broad product offerings to maintain our leading position in the market. With respect to each of competitive factors mentioned above, we believe that we compare favorably with our competitors as very few of them offer global digital supply chain services with comparable functionality to ours in the main geographic markets where we conduct business. In face of the competition from various participants in the supply chain industry, we possess strong capabilities in resource consolidation and process design, as well as a deep understanding of supply chain management and operations. Topped with our strong local team and solid local knowledge, we are unique among our competitors and therefore enjoy competitive advantages which position us for success in the supply chain industry.

Employees and Culture

Our success depends on our ability to attract, retain and motivate qualified personnel. We have established procedures and standards in recruiting employees through various channels, including internal referrals, job fairs and recruiting agents. We had a total of 91 employees as of December 31, 2025, out of which 10 were located in Japan, 72 were located in Indonesia and the remaining 9 were located in other international locations.

With our employees based in various locations across the world, we place great emphasis on corporate culture to ensure a consistently high standard of operations in every jurisdiction where we conduct business. Our core values are:

•        Customer orientated;

•        Innovation;

•        Communication;

•        Commitment; and

•        Integrity.

We believe that our strong corporate culture differentiates us from competitors and is a key driver of our business success.

We participate in various government statutory employee benefit plans as required by regulations in the countries and regions where we operate. Local labor laws require that we contribute to employee benefit plans at specified percentages of salaries and bonuses and provide allowances to our employees where specified by local governments.

We work to identify, attract, and retain employees who are aligned with and will help progress with our mission, and seek to provide employees with competitive compensation and benefits. We also provide comprehensive training programs to our employees covering both professional skills and technical knowledge to help them not only advance their own careers but also becomes capable mentors to others.

We are also committed to establishing an open working environment where the employees feel empowered and supported. We conduct regular performance appraisals of our employees and provide them with promotion opportunities. We also firmly support gender, cultural and religious diversity within our teams. Below are the values that we put great emphasis on in our team-building:

•        Creativity fostered by cultural diversity.    We encourage our employees from different ethnic and cultural backgrounds to work together and openly express their ideas and suggestions. We adopt valuable suggestions into our operational guidance as well as synergize different approaches together, which are oftentimes helpful in creating greater value for the teams in local regions.

•        Acceptance of trial and error.    We encourage our employees to test out new concepts and approaches and learn from short-term mistakes. We also reward employees who are exemplary in stepping out of their comfort zones and try out new methods in their work.

•        Delegation of local authorities.    We believe that running a global business requires local expertise. Therefore we have been working to create an environment where local employees have the opportunities to innovate in day to day work according to their knowledge of local business and cultural norms, instead of requiring them to follow one set of standard process across different regions, and this approach has been proved effective as we expand our business operations in different countries and regions.

We firmly believe that respect, appreciation and transparency are the key driving factors in maintaining an efficient as well as friendly working environment. We have not had any labor disputes that materially interfered with our operations and believe that we have good relationships with our employees across different countries and regions.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of trademarks, trade secret and other rights in the jurisdictions where we conduct business. We also have confidentiality agreements with contractors, merchants and other third parties, which limit access and use of our proprietary intellectual property.

As of the date of this annual report, we have 24 trademarks registered and 2 pending trademarks in application in Indonesia, 8 trademarks in Singapore, 5 trademarks and 2 pending trademarks in application in Korea and 2 registered domain names. In addition to the foregoing protections, we generally limit access to and use of our proprietary and other confidential information through the use of internal and external controls.

We are subject to certain risks related to our intellectual property. For more information, see “Risk Factors — If Polibeli fails to adequately maintain, protect or enforce its intellectual property rights, its competitive position could be impaired and it may lose valuable assets, generate reduced revenue, and incur costly litigation to protect its rights.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events, including group travel insurances for employees on business trips, property insurance covering our fixed assets such as office facilities, product liability insurance, automobile insurance, as well as earthquake insurance in Japan. We consider our insurance coverage to be in line with the industry practice as well as the customary practice in Japan, Indonesia and other main jurisdictions where we conduct business.

Regulations

Regulations Related to Our Business in Japan

Regulations on Import and Export of Products

The Customs Act (Act No. 61 of 1954), and circular notices issued under the Act, regulates the import of goods into Japan. Under the Customs Act, it is prohibited to import goods that infringe on intellectual property rights (i.e. trademark rights, copyright, neighboring rights, patent rights, utility model rights and design rights) and the import of such goods may be suspended even if the importer is not aware of such infringement.

The Electrical Appliances and Materials Safety Act (Act No. 234 of 1961) requires import business operators to comply with notification and labelling requirements with regard to 457 designated electrical appliances and materials, of which 116 are considered to be especially hazardous and are designated as “specified electrical appliances and materials.” Import business operators who import any designated electrical appliances and materials must notify the Minister of Economy, Trade and Industry of certain prescribed matters in a prescribed form within 30 days of the commencement of the business. Notifying import business operators must ensure that the imported electrical appliances and materials, and the design of those imported electrical materials, comply with applicable technical standards and carry out inspections of any items specified in the Ministerial Order of this Act. From December 25, 2025, foreign importers that import electrical appliances designated under the Electrical Appliances and Materials Safety Act directly to general consumers in Japan — by using overseas digital trading platforms or similar means and without engaging a Japan-based import business operator — have become subject to the Electrical Appliances and Materials Safety Act. Such foreign importers are required to submit a notification of business commencement and to file a notification appointing a domestic representative in Japan.

Regulations on Product Quality and Safety

In Japan, the Product Liability Act (Act No.85 of July 1, 1994, as amended), the Consumer Product Safety Act (Act No. 31 of 1973), the Consumer Safety Act (Act No. 50 of 2009), the Electrical Appliances and Materials Safety Act (Act No. 234 of 1961), and the Household Goods Quality Labeling Act (Act No. 104 of 1962) impose product quality and safety requirements that apply to the products imported and sold to wholesalers and large retailers in Japan.

The Product Liability Act sets forth the liabilities of a manufacturer, processor, or importer for damages caused by defects in a product. A seller who is not involved in the manufacturing, processing, or import of a product could still be liable under this Act if its name was indicated on the product and consumers are led to believe that the seller was the manufacturer, processor, or importer. Liability under this Act can be imposed even if the manufacturer, processor, or importer (and the said seller) is not negligent.

The Consumer Product Safety Act and the Electrical Appliances and Materials Safety Act are aimed at preventing hazards caused by electrical appliances and certain other general consumer products by imposing a certification system which mandates manufacturers of products comply with technical standards determined by the government and imposing certain labelling requirements. Pursuant to the Consumer Product Safety Act, an importer located in Japan has reporting obligations to the Consumer Affairs Agency if it becomes aware of an accident in respect of the imported goods which cause harm to the life or body of a general customer (e.g. death, illness requiring medical treatment for a period of 30 days or less) or an accident that is certified as a fire by local fire department. An importer must file a report within 10 days from the day they become aware of the accident and brief details of the accident report will be made public.

The Household Goods Quality Labeling Act requires manufacturers or sellers of certain products to comply with certain labelling standards with regards to household goods which are designated by Ordinance of the Household Goods Quality Labelling Act.

Labor Laws

The labor-related laws in Japan include the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action.

Regulations on Foreign Investment

The Foreign Exchange and Foreign Trade Act (the “FEFTA”) regulates foreigners’ investment activities into Japanese companies.

Under the FEFTA, certain triggering events and actions by a foreign investor with respect of a Japanese company are subject to prior notification obligations to relevant Japanese government ministries if the Japanese company engages in business in certain industries relevant to national security, including, among others, manufacturing in relation to weapons, aircraft, or space-related products, as well as nuclear power, pharmaceuticals, supply chain security, national security, and critical technologies.

Permits, Licenses or Notifications to Conduct the Import and Distribution of Goods

Import business operators who import any designated electrical appliances and materials under the Electrical Appliances and Materials Safety Act (Act No. 234 of 1961) must notify the Minister of Economy, Trade and Industry of the certain prescribed matters (in the prescribed form) within 30 days of the commencement of the business. From December 25, 2025, foreign importers that import electrical appliances designated under the Electrical Appliances and Materials Safety Act directly to general consumers in Japan — by using overseas digital trading platforms or similar means and without engaging a Japan-based import business operator — have become subject to the Electrical Appliances and Materials Safety Act. Such foreign importers are required to submit a notification of business commencement and to file a notification appointing a domestic representative in Japan.

Regulations Related to Our Business in Indonesia

Regulations on Wholesale Trading Business

Wholesale Legal Framework in Indonesia

The Indonesian government has enacted Law Number 7 of 2014 concerning Trading Activities (as amended) and a number of regulations implemented through it, including (i) the Government Regulation No. 29 of 2021 on Implementation of the Trade Sector (as amended), (ii) the Minister of Trade Regulation No. 16 of 2025 on Import Policies and Regulations (as amended), (iii) the Minister of Trade Regulation No. 24 of 2021 on Agreements for the Distribution of Goods by Distributors and Agents (“MOT Reg. 24/2021”); and (iv) the Minister of Trade Regulation No. 25 of 2021 (as amended) on List of Goods Required to Use or Include Labels in Indonesia.

Indonesian laws essentially distinguish two types of trading activities: wholesale and retail. A wholesaler is defined as a distribution business entity that operates on its own behalf, based on the appointment of a manufacturer or supplier, to market and sell products. A retailer is defined as a distribution business entity authorized to market and sell products directly to end consumers, utilizing stores or other facilities. Further to this, according to MOT Reg. 24/2021, PMA company (as defined below) engaging in the trading activity must appoint a domestic investment company as a distributor, sole distributor, agent or sole agent.

Regulations on Foreign Direct Investment, Licensing and Compliance Matters

In Indonesia, the wholesale business activity is now fully open to foreigners through the establishment of a foreign direct investment limited liability company (Perseroan Terbatas Penanaman Modal Asing) or known as “PMA” company. The establishment and operation of a PMA company are set out under Law No. 40 of 2007 on Limited Liability Company (as amended) and Law No. 25 of 2007 on Investment (as amended) including its implementing regulations, among others, Minister of Investment and Downstream Industries/Head of the Investment Coordinating Board Regulation No. 5 of 2025 on Guidelines and Procedures for the Implementation of Risk-Based Business Licensing and Investment Facilities through the Integrated Electronic Business Licensing System (Online Single Submission). The establishment of a PMA company must be approved by the Ministry of Law (“MOL”, previously known as the Ministry of Law and Human Rights), and any amendments to the articles of association of a PMA company must be approved or reported to the MOL. Further, as stipulated under Government Regulation No. 28 of 2025 on Implementation of Risk-Based Business Licensing, all business activities in Indonesia, categorized through a corresponding code from the Indonesian Business Classification (“KBLI”), is based on the risk category i.e., — high, medium-high, medium-low or low. Each KBLI (comprising of 5 digits) code corresponds to one business line, and if a PMA company has more than one business lines, it shall apply for more than one KBLI code.

Wholesalers are generally required to obtain an Identification Business Number (Nomor Induk Berusaha or “NIB”). This NIB also serves as an import permit and grants customs access rights. Additionally, depending on the products sourced from foreign manufacturers or suppliers, certain obligations would apply, such as mandatory national standard certificates, labeling requirements, and relevant excise duties. Wholesalers of certain products that are classified as medium or high-risk products, such as beverages, pharmaceuticals, and medical equipment, are required to obtain standard certificates and the relevant additional permits in addition to the NIB.

For compliance purposes, PMA companies are required to submit quarterly investment reports to the Indonesian Investment Coordinating Board (“BKPM”) known as Investment Activity Reports (Laporan Kegiatan Penanaman Modal or “LKPM”). These reports should incorporate detailed information on investment realization and the total number of employees within the company.

Regulations on E-Commerce Business

E-commerce businesses in Indonesia is under the supervision of the Ministry of Trade and Ministry of Communication and Digital Affairs (“MOCD”, previously known as the Ministry of Communication and Informatics). The e-commerce business is regulated under different pieces of legislation, including (i) Government Regulation No. 80 of 2019 on Trade Through Electronic System, (ii) Minister of Trade Regulation No. 31 of 2023

on Licensing, Advertising, Development and Supervision of Business Undertakings in the E-Commerce Sector, and (iii) Central Statistics Bureau Regulation No. 4 of 2023 on Submission and Management of Data and Information of E-Commerce. Additionally, crucial provisions on the regulations of e-commerce activities are also outlined in (i) Law No. 19 of 2016 as the amendment to the Law No. 11 of 2008 on Electronic System Information and Transaction Law (as amended), (ii) Law No. 8 of 1999 on Consumer Protection (as amended), (iii) Law No. 27 of 2022 on Personal Data Protection (as amended) (“PDP Law”), (iv) Government Regulation No. 71 of 2019 on Organization of Electronic System and Transaction, and (v) Minister of Communication and Informatics Regulation No. 5 of 2020 on Electronic System Operator Private Scope (as amended).

Indonesian laws require companies that engage in wholesale trading through a digital platform/website (i.e., an e-commerce provider) to meet certain obligations. The main obligation for an e-commerce provider is to have a NIB, an e-commerce business license (Surat Izin Usaha Perdagangan Melalui Sistem Elektronik or SIUPMSE), and to register its platform/website with the MOCD, as evidenced by the issuance of an Electronic System Provider Registration Certificate (Tanda Daftar Penyelenggara Sistem Elektronik or TDPSE). An e-commerce provider is also required to ensure that its platform/website is secured from all malicious software, code and programs and to maintain the security of information held on the platform/website. In addition, e-commerce providers must also submit (i) e-commerce data and/or information to the Central Statistics Bureau on a periodical basis and (ii) quarterly LKPM to BKPM.

Regulations on Employment Matters

Employment matters in Indonesia are primarily governed under Law No. 13 of 2003 on Manpower (as amended) (the “Manpower Law”), Government Regulation No. 35 of 2021 on Temporary Employment Contract, Outsourcing, Working and Rest Time and Termination of Employment Relationship and Government Regulation No. 36 of 2021 regarding Wages (as amended). The Manpower Law recognizes two main types of employment relations, a definitive employment (i.e., contract basis for completion for a certain work, or a period of time for a maximum of five years and extendable due to certain requirements) and an indefinite/permanent employment. The key distinction between these two types of employment lies in the benefits afforded to employees upon termination, with different calculation formulas based on the Manpower Law and the terms of the employment contract.

The obligations of companies as employers include paying salaries in accordance with the annually determined minimum wage, providing mandatory social security benefits such as pension, healthcare, life insurance, and accident coverage. Employers are also required to pay a religious holiday allowance equivalent to one month’s salary for employees who have worked consecutively for 12 months and proportionally for those who have worked for less than 12 months, as well as overtime payments for certain categories of workers. Social security is administered through the Manpower Social Security Administrative Body (BPJS Ketenagakerjaan) and the Health Social Security Administrative Body (BPJS Kesehatan). Both the employer and employee must sign an employment agreement.

Aside from the above, a company that employs 10 or more employees must establish company regulations, which must be legalized by the relevant manpower agency. Another obligation for a company/employer is to submit an annual mandatory manpower report to the manpower agency in the relevant domicile of the company that includes, among other details, the number of employees and a description of salaries, including the lowest and highest pay rates.

Regulations on Personal Data Protection

Regulation on the protection of personal data in Indonesia is regulated under PDP Law, which draws significant inspiration from the European Union’s General Data Protection Regulation (GDPR). Under the PDP Law, personal data processing can be carried out on several legal grounds, including obtaining an explicit consent from a data subject, fulfilling contractual obligations, meeting legal requirements imposed on data controllers, and legitimate interest of the data controller.

The PDP Law recognizes and upholds various rights of data subjects, including the right to access information about their data, the right to rectify inaccuracies, the ability to delete and/or destroy their personal information, and the power to withdraw previously given consent. Notably, the PDP Law imposes strict regulations on the transfer of personal data, especially when it comes to cross-border transfers. Data may be transferred outside of Indonesia on the following bases: (i) the receiving country must have data protection laws that are at least as stringent as Indonesia’s; (ii) in the absence of such regulations, there must be adequate binding agreements to ensure data protection (“Appropriate Safeguard”); and (iii) in the absence of such Appropriate Safeguard, the data subject must provide explicit consent for the transfer. Points (i)-(iii) aforementioned must be assessed and implemented in order.

To ensure transparency and accessibility, the Minister of Communications and Informatics Regulation No. 20 of 2016 on Personal Data Protections in Electronic Systems requires that any consent given by a data subject for the processing of personal data be documented in the Indonesian language (with bilingual versions not prohibited), including through privacy policies.. Furthermore, agreements entered into by Indonesian data controller with Indonesian data subjects (e.g. terms and conditions of service) must be made in the Indonesian language (or bilingual with Indonesian language version) to comply with Law No. 24 of 2009 on the National Flag, Language and Emblems and Anthem (as partially revoked) including its implementing regulation.

Cayman Islands Laws and Regulations

The International Tax Co-operation (Economic Substance) Act (2024 Revision) (the “Cayman Islands ES Act”)

The Cayman Islands enacted the Cayman Islands ES Act together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Cayman Islands ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019.

All companies whether a relevant entity or not is required to file an annual report with the Registrar of Companies of the Cayman Islands confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

C. Organizational Structure

Polibeli was incorporated by Xingyun International on March 12, 2024 in the Cayman Islands as its wholly-owned subsidiary. The subsidiaries of Polibeli as shown in the corporate structure chart under the section titled “Corporate Structure” were established from 2016 to 2025, with business footprint covering Asia and Europe. Before the establishment of the Company, most of the subsidiaries were ultimately controlled by the Company’s parent company, Xingyun International. In anticipation of the merger with Chenghe, the Group undertook a restructuring to make the Company as the parent company of all the subsidiaries then through a series of equity transfer of such subsidiaries from Xingyun International to Polibeli.

D. Property, Plants and Equipment

We lease office facilities in most of the countries where we conduct business for our daily operations. We currently lease main offices located in Tokyo in Japan and Jakarta in Indonesia. We also lease warehouse facilities in Japan and Indonesia as well. As of December 31, 2025, the aggregate floor area of office facilities that we leased in Japan and Indonesia was approximately 1,667.8 sq.m. and the aggregate floor area of warehouse facilitates that we leased in these two countries was approximately 3,299 sq.m.

In addition, we collaborate with third-party warehouse service providers in Indonesia, Italy and Hong Kong to accommodate our warehousing needs. These flexible warehousing arrangements enable us to adjust our storage capacity in response to business demand and enhance our overall operational efficiency while optimizing costs.

We believe that our current facilities are adequate and suitable for our current business needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms to accommodate any expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis provides information which we believe is relevant to an assessment and understanding of our consolidated results of operations and should be read in conjunction with our consolidated financial statements and related notes included in this annual report on Form 20-F. The ﬁnancial statements, including the comparative ﬁgures, were prepared in accordance with U.S. GAAP. This section contains forward looking information based on our current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Cautionary Note Regarding Forward Looking Statements” and “Risk Factors” sections on Form 20-F. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding. In this section, “we,” “our,” “us,” and other similar terms refer to Polibeli Group Ltd and all of its subsidiaries.

A. Operating Results

Overview

We are a leading digital supply chain services and distribution-sales provider with business operations in a number of countries around the globe, offering end-to-end solutions including products procurement, channel distribution, logistics services, brand operations, and digital marketing services to both upstream and downstream business partners. Our vision is to establish the most valuable digital supply chain services platform, and our mission is to make the purchasing experience simpler and at more affordable costs.

Our principal business is global goods trading, providing products procurement and sales services to both upstream and downstream business partners. We conduct our business mainly in Japan and Indonesia, while we also have business operations in a number of international locations including Singapore, Korea, the US, France, Hong Kong and Italy. With core values focusing on customer services, innovation, growth, communication, commitment and integrity, we endeavor to provide a one-stop procurement solution to our customers, which mainly consist of SME retailers and, in some locations, large retailers. We procure a wide range of products directly from the suppliers such as manufacturers and brand owners and sell them to our customers. We also provide warehousing and logistics services as part of the order fulfillment process. The products that we offer are from nine major categories, including (1) household appliances, (2) consumer electronic accessories, (3) skincare products, (4) maternity and baby products, (5) oral-care products, (6) health-care products, (7) watches and accessories, (8) toys and game products, and (9) cosmetics products. We also conduct a collection of other services ancillary to our global goods trading business.

We operate at the forefront of the digital supply chain services industry, driven by our extensive industry resources and experience, and technology capabilities to simplify the originally complicated and costly procurement process. Our business is bolstered by our deep reach into local communities across multiple countries and regions, our insights into purchasing and selling needs directly from sources of demand and supply in the market, as well as our collaborations with different brands to provide a multitude of products either as a supplement or complement to local supplies. Leveraging these assets, we have established an integrated platform which creates value for both our customers and suppliers. For retailers, we provide advanced digitalization tools, including our Polibeli App, offering them a one-stop procurement solution of a variety of high-quality, cost-effective products as well as warehousing and logistics solutions. For suppliers, we provide them with market opportunities, distribution channels and market insights. With our integrated digital supply chain services platform, we optimize the collaboration among different players and improve efficiency of the entire supply chain.

For the three years ended December 31, 2023, 2024 and 2025, we recorded revenues of US$22.79 million, US$30.23 million and US$26.42 million, respectively. We remain optimistic about our growth trajectory as we continue to expand our business operations.

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

Our Ability to Lead in Cross-Border Goods Trading

We expect to benefit from the continued growth in cross-border goods trading in the global market. With the rise of technology, social media as well as the widespread use of online platforms, individual consumers are increasingly pursuing cross-border products that are diversified and cost-effective. Retailers also notice that products with such characteristics can attract more individual consumers and increase customer retention. Therefore, to satisfy the demand of individual consumers, downstream retailers procure more overseas products through digital supply chain service providers with capabilities of providing such products. Meanwhile, brand owners and manufacturers are also keen on expanding their business into newly emerging markets to grasp new opportunities. With such trends, we expect that our global goods trading business will attract more SME customers downstream as well as enable us to build business relationships with upstream suppliers to serve different markets globally.

Our Ability to Retain Existing Customers and Acquisition of New Customers

Retaining existing customers and acquiring new customers are both key to our continuous business growth and results of operations, which in turn depend on a number of factors including the supply of diversified, high quality and cost-effective products, efficient order fulfillment, the continuous professional and satisfactory customer services, and the continuous improvement of our technology infrastructure and service capabilities. We currently have a large and growing base of SME customers and expect to further expand our customer base. We have been proactively expanding our sales channels across Southeast Asia, and also established a focus on identifying and developing new revenue growth drivers in the other Asian market, such as Hong Kong. We expect the demand for global goods trading business to increase as well and lead to ample opportunities for new customer acquisition.

Our Ability to Manage Our Product Offerings and Maintain Relationships with Suppliers

Our ability to continue to expand our customer base, revenues and profit margin is predicated upon our ability to manage our product offerings. In our global goods trading business, we mainly offer the following nine major categories, including (1) household appliances, (2) consumer electronic accessories, (3) skincare products, (4) maternity and baby products, (5) oral-care products, (6) health-care products, (7) watches and accessories, (8) toys and game products, and (9) cosmetics products. Different products may have different gross margins. Our product capability is driven by our ability to offer diverse, high quality and cost-effective products which meet the needs of our customers. We will continue to optimize the selection of SKUs. Our product offerings may change from time to time in response to customers’ evolving procurement demands.

We procure products from suppliers, including brand owners, manufacturers and distributors and sell them to downstream customers. Although we are not dependent on any one of the suppliers and the composition of our suppliers may change from year to year in response to customer demands of different products, maintaining our reputation in the industry and therefore healthy collaborative relationships with different product suppliers is critical to our ability to provide a broad selection of products. We have developed and maintained in-depth relationships with our suppliers in each of our major product categories. As our business continues to grow, we expect to further increase our purchase volume, as such, we will solidify and expand our business relationships with our suppliers, which in turn allows us to enhance product selection available to customers and offer products at competitive prices. As we attract more customers and generate greater transaction volume on our platform, we must maintain strong relationships with suppliers to ensure sufficient supply of products.

Successful Expansion in New Geographic Regions

We conduct our global goods trading business mainly in Japan and Indonesia where we also have local sales teams, and we also have business operations in a variety of international locations in Asia and Europe, including Singapore, Korea, France, Hong Kong and Italy. We may expand to new geographic regions and markets as our business grows, especially if there is significant opportunity in the Southeast Asia region as our success in Indonesia has given us useful experiences for other countries of the region. Our efforts of business expansion into new geographic regions would also affect our financial condition and results of operations.

Our Ability to Manage Operating Expenses

Our results of operations depend in part on our ability to manage our operating expenses, including selling and marketing expenses and general and administrative expenses. We expect our operating expenses to increase in absolute amount in the foreseeable future as we grow our business and hire more personnel. We will continue our initiatives to optimize our operating expenses, for example, continuous improvement of warehousing management to achieve efficiency in warehousing space usage. As our business grows, we believe that we will have more operating efficiencies to reduce our relative operating expense percentage.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, in amount and as a percentage of our revenues for the years ended December 31, 2023, 2024 and 2025. This information should be read together with our consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Revenues	22,791,538	100.0	30,226,939	100.0	26,419,714	100.0
Cost of revenues	(21,758,592)	(95.5)	(29,078,294)	(96.2)	(24,479,141)	(92.7)
Gross profit	1,032,946	4.5	1,148,645	3.8	1,940,573	7.3
Operating expenses
Selling and marketing expenses	(3,265,269)	(14.3)	(4,016,204)	(13.3)	(2,734,349)	(10.3)
General and administrative expenses	(4,076,003)	(17.9)	(6,708,210)	(22.2)	(6,766,136)	(25.6)
Total operating expenses	(7,341,272)	(32.2)	(10,724,414)	(35.5)	(9,500,485)	(35.9)
Operating loss	(6,308,326)	(27.7)	(9,575,769)	(31.7)	(7,559,912)	(28.6)
Other expenses
Gain on fair value change of derivative liability	—	—	—	—	2,481,099	9.4
Other income, net	171,740	0.8	451,649	1.5	479,499	1.8
Financial expenses, net	(587,272)	(2.6)	(1,854,671)	(6.1)	(1,361,727)	(5.2)
Total other (expenses)/income, net	(415,532)	(1.8)	(1,403,022)	(4.6)	1,598,871	6.0
Loss before income tax expense	(6,723,858)	(29.5)	(10,978,791)	(36.3)	(5,961,041)	(22.6)
Income tax expense	(2,831)	—	—	—	(9,064)	—
Net loss	(6,726,689)	(29.5)	(10,978,791)	(36.3)	(5,970,105)	(22.6)

Key Components of Results of Operations

Revenues

We generate revenues primarily from (i) global goods trading for which we directly procure goods from suppliers and mainly sell them to retailers; and (ii) other services such as global brand operations services and sales promotion services which are ancillary to our global goods trading business. The table below sets forth the breakdown of our revenues for the periods indicated.

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Global goods trading	21,877,126	96.0	29,037,915	96.1	24,146,468	91.4
Others	914,412	4.0	1,189,024	3.9	2,273,246	8.6
Total revenues	22,791,538	100.0	30,226,939	100.0	26,419,714	100.0

Cost of revenues

Our cost of revenues primarily consists of procurement costs, freight-in cost, and to a lesser degree, packaging supplies costs, payroll costs and impairment costs due to inventory write-downs. The table below sets forth the breakdown of our costs in respect of revenue streams for the periods indicated.

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Global goods trading	21,218,337	97.5	28,384,092	97.6	22,841,214	93.3
Others	540,255	2.5	694,202	2.4	1,637,927	6.7
Total cost of revenues	21,758,592	100.0	29,078,294	100.0	24,479,141	100.0

Gross profit and gross profit margin

Gross profit represents revenues less cost of revenues. Gross profit margin represents gross profit as a percentage of our revenues. Our gross profit is primarily affected by our ability to generate revenues and the fluctuation of our costs. The table below sets forth our gross profit and gross profit margins in respect of revenue streams for the periods indicated.

	For the years ended December 31,
	2023			2024			2025
	US$	Margin	%	US$	Margin	%	US$	Margin	%
Global goods trading	658,789	3.0	63.8	653,823	2.3	56.9	1,305,254	5.4	67.3
Others	374,157	40.9	36.2	494,822	41.6	43.1	635,319	27.9	32.7
Total	1,032,946	4.5	100.0	1,148,645	3.8	100.0	1,940,573	7.3	100.0

Selling and marketing expenses

Our selling and marketing expenses primarily consist of (i) payroll expenses, (ii) advertising and sales commission expenses, (iii) office and utilities expenses and (iv) others. The table below sets forth the breakdown of our selling and marketing expenses for the periods indicated:

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Selling and marketing expenses
Payroll expenses	2,188,178	67.0	2,328,412	58.0	1,520,582	55.6
Advertising and sales commission expense	314,878	9.6	413,111	10.3	543,319	19.9
Office and utilities expenses	516,805	15.8	1,120,638	27.9	539,500	19.7
Others	245,408	7.6	154,043	3.8	130,948	4.8
Total selling and marketing expenses	3,265,269	100.0	4,016,204	100.0	2,734,349	100.0

General and administrative expenses

Our general and administrative expenses primarily consist of (i) expected credit loss of financial assets, (ii) payroll expenses, (iii) professional service expenses, (iv) rental expenses, (v) operation and support expenses, (vi) depreciation expenses, (vii) office and utilities expenses, and (viii) other expenses related to general corporate functions. The table below sets forth the breakdown of our general and administrative expenses for the periods indicated:

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
General and administrative expenses
Expected credit loss	470,265	11.5	525,289	7.8	2,742,620	40.5
Payroll expenses	1,506,147	37.0	2,335,705	34.8	1,772,369	26.2
Professional service expenses	—	—	1,157,151	17.2	852,932	12.6
Rental expenses	543,828	13.3	696,961	10.4	426,196	6.3
Depreciation expenses	120,041	2.9	250,625	3.7	177,938	2.6
Office and utilities expenses	140,709	3.5	75,630	1.1	71,080	1.1
Operation and support expenses	889,445	21.8	1,164,743	17.4	—	—
Others	405,568	10.0	502,106	7.6	723,001	10.7
Total general and administrative expenses	4,076,003	100.0	6,708,210	100.0	6,766,136	100.0

Gain on fair value change of Optional Early Termination (“OET”) derivative liability

The fair value change of OET derivative liability arises from the bifurcation and separate accounting of the embedded OET feature in the Prepaid Share Forward Agreement entered with certain parties on May 28, 2025 (see Note 14 to the consolidated financial statements for more information). The embedded OET feature meets the definition of derivative instrument under ASC 815, and should be recognized as an OET derivative liability at fair value on the consolidated balance sheets, with changes in the fair value of OET derivative liability are recorded in the consolidated statements of operations as a component of other income or expense.

Financial expenses, net

Our financial expenses primarily consist of interest expenses for borrowings, gain or loss on foreign exchange, and miscellaneous bank charges, partially offset by interest income from bank deposits.

Other income, net

Our other income, net, primarily consists of other income derived from the rental of our premises in Japan, gain from disposal of property and equipment, and other infrequent non-operating income and expenses.

Taxation

Cayman Islands

The Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Cayman Companies Act and accordingly, is exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

Japan

Our Japanese subsidiaries, including Cloud Japan and Japan Biltech, are governed by the income tax law of Japan and are subject to income tax on their taxable income.

There are three types of income tax for corporations in Japan, including national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 30.62% for Cloud Japan and 34.59% for Japan Biltech, for the years ended December 31, 2023 and 2024, respectively, and approximately 30.62% for Cloud Japan and 22.33% for Japan Biltech for the year ended December 31, 2025.

Indonesia

Our Indonesia subsidiaries, including PT Cloud, PT Innovative, PT Ezmart and PT XY JAYA, are governed by the income tax law of the Indonesia and are subject to income tax rate of 22% on their taxable income for the years ended December 31, 2023, 2024 and 2025.

Hong Kong Special Administrative Region

Our Hong Kong subsidiary, Polibeli HK, are governed by the income tax law of Hong Kong and are subject to income tax on their taxable income.

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. Polibeli HK was elected to use the above-mentioned two-tiered profit tax rate since inception.

Others

Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident.

Comparison of Years Ended December 31, 2024 and 2025

Revenues

Total revenues decreased by 12.6% from US$30.23 million for the year ended December 31, 2024 to US$26.42 million for the year ended December 31, 2025, which was primarily driven by the decrease in the revenues generated from global goods trading revenues and partially offset by the increase of other revenues.

The following table sets forth the breakdown of total revenues for the periods indicated.

	For the years ended December 31,				Variance
	2024		2025		Amount
	US$	%	US$	%	US$	%
Global goods trading	29,037,915	96.1	24,146,468	91.4	(4,891,447)	(16.8)
Others	1,189,024	3.9	2,273,246	8.6	1,084,222	91.2
Total revenues	30,226,939	100.0	26,419,714	100.0	(3,807,225)	(12.6)

Global goods trading

The following table sets forth the breakdown of our revenues from global goods trading by geographic markets for the periods indicated.

	For the years ended December 31,				Variance
	2024		2025		Amount
Geographic markets:	US$	%	US$	%	US$	%
Japan	15,078,704	51.9	8,604,012	35.6	(6,474,692)	(42.9)
Indonesia	11,037,239	38	5,813,741	24.1	(5,223,498)	(47.3)
Hong Kong	754,512	2.6	4,737,670	19.6	3,983,158	527.9
Europe	1,328,004	4.6	4,258,432	17.7	2,930,428	220.7
Others	839,456	2.9	732,613	3.0	(106,843)	(12.7)
Total revenues	29,037,915	100.0	24,146,468	100.0	(4,891,447)	(16.8)

Our total revenues from global goods trading decreased by 16.8% from US$29.04 million for the year ended December 31, 2024 to US$24.15 million for the year ended December 31, 2025, which was primarily attributable to: (i) the significant decrease in sales of US$6.47 million in the Japanese market, as a result of the Group’s strategic repositioning to focus on other revenues stream; and (ii) a decrease in sales of US$5.22 million in the Indonesian market as the Group shifted its focus towards high-margin downstream B2B customers, particularly in e-commerce and retail sectors with stronger growth prospects; partially offset by (iii) an increase in sales of US$3.98 million in the Hong Kong markets driven by regional expansion, and (iv) an increase in sales of US$2.93 million in the European market primarily attributable to the brand distribution business launched since June 2024 and robust performance during the Black Friday promotions for the year ended December 31, 2025.

Others

Our revenues from other business increased by 91.2% from US$1.19 million for the year ended December 31, 2024 to US$2.27 million for the year ended December 31, 2025, primarily attributable to the revenue growth in the Japanese market, driven by increased investment in this business.

Cost of revenues

Our cost of revenues decreased by 15.8% from US$29.08 million for the year ended December 31, 2024 to US$24.48 million for the year ended December 31, 2025, primarily as a result of a decrease in the sales of goods.

Global goods trading

Our cost of revenues from global goods trading decreased by 19.5% from US$28.38 million for the year ended December 31, 2024 to US$22.84 million for the year ended December 31, 2025, primarily attributable to the decrease in household appliances, oral-care products, consumer electronic accessories and cosmetics products, which was generally in line with the decrease in revenues.

Others

Our cost of other revenue streams increased by 135.9% from US$0.69 million for the year ended December 31, 2024 to US$1.64 million for the year ended December 31, 2025, which was driven by the increase in staff costs for service support as a result of our business development in other supporting services in Japanese region. To ensure high-quality service delivery and operational efficiency, we scaled up our dedicated support teams and enhanced our service capacity.

Gross profit and margin

Global goods trading

As a result of the factors described above, we recorded gross profit of US$0.65 million and US$1.31 million for the years ended December 31, 2024 and 2025, respectively, representing gross profit margin of 2.3% and 5.4%. The increase in gross profit margin was primarily due to: (i) the significant increase in brand distribution business with higher-than-average margins during 2025 in Italian market, (ii) a strategic optimizing of customer portfolio in the Indonesian market, characterized by a shift from low margin key account customers towards high-growth downstream B2B customers (primarily in e-commerce and retail), and partially offset by (iii) the decrease in customer orders with relatively higher blended gross margin during 2025 in Japanese and Korean markets, and (iv) increased promotional pricing activities for certain products in Indonesian and Japanese markets, which contributed to a lower over gross margin.

Others

Our gross profit was US$0.49 million and US$0.64 million for the years ended December 31, 2024 and 2025, representing a profit margin of 41.6% and 27.9% in 2024 and 2025, respectively. The decrease in gross profit was primarily due to realignment of internal resource allocation and the scaling up of our dedicated support teams to facilitate the expansion of this business line.

Selling and marketing expenses

Our selling and marketing expenses decreased by 31.9% from US$4.02 million for the year ended December 31, 2024 to US$2.73 million for the year ended December 31, 2025, primarily due to (i) a decrease in payroll expenses of US$0.81 million due to a significant decrease in headcount of our selling and marketing personnel of Indonesian subsidiaries, (ii) a decrease in office and utilities expenses of US$0.58 million driven by lower supporting and internal operation expenses following the sales contraction in the Indonesian markets, and partially offset by (iii) an increase of US$0.13 million advertising and sales commission expenses due to efforts in market expansion in Italy.

General and administrative expenses

Our general and administrative expenses slightly increased by 0.9% from US$6.71 million for the year ended December 31, 2024 to US$6.77 million for the year ended December 31, 2025, primarily attributable to (i) an increase in expected credit loss of US$2.22 million provided for accounts receivable and prepaid expenses and other current assets based on evaluation of collectability; partially offset by (ii) a decrease in operation and support expenses of US$1.16 million mainly due to strategic downsizing of operations at the Indonesian subsidiaries in line with business optimization; (iii) a decrease in payroll expenses of US$0.56 million, mainly due to the significant reduction in headcount at the Indonesian subsidiaries, (iv) a decrease in professional service expenses of US$0.30 million; (v) a decrease of US$0.27 million in rental expenses, and (vi) an increase in recruitment expenses and cloud service expenses totaling US$0.14 million, driven by the cloud infrastructure and talent needed to support the overseas market expansion.

Gain on fair value change of derivative liability

On May 28, 2025, the OET derivative liability arising from the Prepaid Share Forward Agreement was initially recognized at fair value of US$8,403,882 in the financial statements of Chenghe Acquisition II Co.. On August 7, 2025, the fair value of OET derivative liability was remeasured at US$8,072,614. Immediately before the closing of Business Combination, the gain on fair value change of OET derivative liability was presented in the statements of operations of Chenghe Acquisition II Co..

On December 31, 2025, the fair value of OET derivative liability was remeasured at US$5,591,515. We recorded gain on fair value change of OET derivative liability of US$2.48 million for the period from August 7, 2025 through December 31, 2025. The fair value of the OET derivative liability was measured using Black-Scholes model, with the key inputs including stock price, risk-free rate and volatility.

Financial expenses, net

Our financial expenses, net decreased by 26.6% from US$1.85 million for the year ended December 31, 2024 to US$1.36 million for the year ended December 31, 2025, primarily attributable to (i) an improvement in foreign exchange fluctuations of US$0.72 million, shifting from a foreign exchange loss of US$0.70 million to a foreign exchange gain of US$0.02 million for the year ended December 31, 2025, mainly due to the fluctuation of the exchange rate between multiple currencies, and partially offset by (ii) an increase in interest expense of US$0.20 million incurred for the accumulated borrowings from related parties.

Other income, net

Our other income, net increased by US$0.03 million, or 6.2%, from US$0.45 million for the year ended December 31, 2024 to US$0.48 million for the year ended December 31, 2025, primarily attributable to (i) an increase of US$0.09 million in gain from disposal of a building in Japan, (ii) a decrease of US$0.06 million in other expenses due to improved warehouse management, and partially offset by (iii) a decrease of US$0.12 million in rental income due to the disposal of a building in Japan.

Income tax expense

We incurred income tax expenses of nil and US$9,064 for the years ended December 31, 2024 and 2025, respectively. The increase in 2025 was mainly due to taxable income recorded by our Hong Kong operations, notwithstanding the Group’s overall operating loss position.

Net loss

As a result of the foregoing, we recorded net loss of US$10.98 million and US$5.97 million for the years ended December 31, 2024 and 2025, respectively.

Comparison of Years Ended December 31, 2023 and 2024

Revenues

Total revenues increased by 32.7% from US$22.79 million for the year ended December 31, 2023 to US$30.23 million for the year ended December 31, 2024, which was primarily driven by the increase in the revenues generated from global goods trading revenues.

The following table sets forth the breakdown of total revenues for the periods indicated.

	For the years ended December 31,				Variance
	2023		2024		Amount
	US$	%	US$	%	US$	%
Global goods trading	21,877,126	96.0	29,037,915	96.1	7,160,789	32.7
Others	914,412	4.0	1,189,024	3.9	274,612	30.0
Total revenues	22,791,538	100.0	30,226,939	100.0	7,435,401	32.7

Global goods trading

The following table sets forth the breakdown of our revenues from global goods trading by geographic markets for the periods indicated.

	For the years ended December 31,				Variance
	2023		2024		Amount
Geographic markets:	US$	%	US$	%	US$	%
Japan	14,996,068	68.5	15,078,704	51.9	82,636	0.6
Indonesia	3,559,441	16.3	11,037,239	38.0	7,477,798	210.1
Europe	1,995,672	9.1	1,328,004	4.6	(667,668)	(33.5)
Others	1,325,945	6.1	1,593,968	5.5	268,023	20.2
Total revenues	21,877,126	100.0	29,037,915	100.0	7,160,789	32.7

Our total revenues from global goods trading increased by 32.7% from US$21.88 million for the year ended December 31, 2023 to US$29.04 million for the year ended December 31, 2024, which was primarily attributable to: (1) the significant increase in sales of US$7.48 million, or 210.1%, in Indonesian market as a result of our strategy to invest more marketing resources in the country since 2023; (2) an increase in sales of US$0.27 million in other markets mainly contributed by the development of Hong Kong market; and (3) a slight increase in sales of US$0.08 million in Japanese markets; partially offset by (3) the decline in sales of US$0.67 million, or 33.5%, in the European markets primarily due to the decreased marketing resources invested in the geographic areas for business strategy adjustment.

Others

Our revenues from other business increased by 30.0% from US$0.91 million for the year ended December 31, 2023 to US$1.19 million for the year ended December 31, 2024, primarily attributable to the increase in other supporting services such as global brand operations services and sales promotion services, which are ancillary to our global goods trading business to enhance our integrated competitiveness.

Cost of revenues

Our cost of revenues increased by 33.6% from US$21.76 million for the year ended December 31, 2023 to US$29.08 million for the year ended December 31, 2024, primarily as a result of an increase in the sales of goods.

Global goods trading

Our cost of revenues from global goods trading increased by 33.8% from US$21.22 million for the year ended December 31, 2023 to US$28.38 million for the year ended December 31, 2024, primarily attributable to the increase in cost of goods sold in terms of household appliances and consumer electronic accessories, which was generally in line with the increase in revenues.

Others

Our cost of other revenue streams increased by 28.5% from US$0.54 million for the year ended December 31, 2023 to US$0.69 million for the year ended December 31, 2024, which was driven by the increase in staff costs for service support as a result of our business development in other supporting services in Japanese region.

Gross profit and margin

Global goods trading

As a result of the factors described above, we recorded gross profit of US$0.66 million and US$0.65 million for the years ended December 31, 2023 and 2024, respectively, representing gross profit margin of 3.0% and 2.3%. The decrease in gross profit margin was primarily due to: (1) the decrease in customer orders with relatively higher blended gross margin during 2024 in France, Korean and Singapore markets; and (2) the increase in cost of revenues in Indonesian market resulting from the adoption of relatively low price strategy for market expansion.

Others

Our gross profit were US$0.37 million and US$0.49 million for the years ended December 31, 2023 and 2024, representing a profit margin of 40.9% and 41.6% in 2023 and 2024, respectively. The incremental gross profit was primarily due to the further optimization in cost control for providing supporting services.

Selling and marketing expenses

Our selling and marketing expenses increased by 23.0% from US$3.27 million for the year ended December 31, 2023 to US$4.02 million for the year ended December 31, 2024, primarily due to (i) an increase of US$0.60 million in office and utilities expenses in order to better support internal operations related to sales and marketing function, (ii) an increase of US$0.14 million in payroll expenses as a result of increased headcount of our selling and marketing personnel to strengthen market penetration and expansion.

General and administrative expenses

Our general and administrative expenses increased by 64.6% from US$4.08 million for the year ended December 31, 2023 to US$6.71 million for the year ended December 31, 2024, primarily attributable to (i) an increase in professional service expenses of US$1.16 million incurred for the merger transaction with Chenghe in anticipation of our initial public offering through the De-SPAC transaction; (ii) an increase of US$0.83 million in payroll expenses and an increase of US$0.28 million in operation and support expenses, respectively, in support of business development; (iii) an increase of US$0.28 million in other expenses related to general corporate functions, mainly including rental expenses and depreciation expenses; and (iv) an increase of US$0.06 million in expected credit losses provided for accounts receivable, prepaid expenses and other current assets and advance to suppliers based on evaluation of collectability.

Financial expenses, net

Our financial expenses, net increased by 215.8% from US$0.59 million for the year ended December 31, 2023 to US$1.85 million for the year ended December 31, 2024, primarily attributable to (i) an increase in interest expense of US$0.78 million incurred for the accumulated borrowings from related parties, and (ii) an increase in foreign exchange loss of US$0.52 million mainly due to the fluctuation of the exchange rate between multiple currencies.

Other income, net

Our other income, net increased by US$0.28 million, or 163.0%, from US$0.17 million for the year ended December 31, 2023 to US$0.45 million for the year ended December 31, 2024, primarily attributable to an increase in gain from disposal of a building in Japan of US$0.23 million during 2024.

Income tax expense

As a result of our operating loss position for the years ended December 31, 2023 and 2024, we incurred income tax expense of US$2,831 and nil for the years ended December 31, 2023 and 2024, respectively.

Net loss

As a result of the foregoing, we recorded net loss of US$6.73 million and US$10.98 million for the years ended December 31, 2023 and 2024, respectively.

B. Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze available cash and company operation and capital expenditure commitments. Our principal sources of liquidity have been through operational sources of cash, borrowings from banking facilities and related parties, and capital injections from shareholders. As of December 31, 2024 and 2025, our available cash was US$2.65 million and US$1.80 million, with total positive working capital of US$6.29 million and negative working capital of US$2.35 million, and accumulated deficits of US$26.96 million and US$32.93 million, respectively. We incurred a net loss of US$6.73 million, US$10.98 million and US$5.97 million, and a net cash outflow in operating activities of US$4.71 million, US$5.55 million and US$6.35 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Our liquidity depends on our ability to enhance our operating cash flow position, obtain capital financing from equity investors and borrow funds to fulfil the needs for our general operations and capital expenditures. Our ability to continue as a going concern is dependent on management’s ability to execute our business plan successfully, which includes improving market acceptance of our products and services to boost our sales volume to achieve economies of scale while applying more effective marketing strategies as well as cost control measures to better manage our operating cash flow position, and obtaining funds from outside sources of financing to generate positive financing cash flows. We also consider financing from bank facilities or shareholder capital injection to enhance capital turnover and liquidity position, if necessary.

As of December 31, 2025, we had a total outstanding short-term borrowing balance of US$3,458,369 (CNY24,348,412) and the current portion of the long-term borrowings was US$17,748 (JPY2,782,815).

Since the above conditions raise substantial doubt about our ability to continue as a going concern, the management has made mitigation plans to alleviate liquidity pressure, including:

(i)     On October 30, 2024, Polibeli HK, one of our subsidiaries, entered into a loan agreement with a related party, Xinyun Logistics, pursuant to which Xinyun Logistics will provide a loan amount up to US$2,000,000 with no subjection to conditions or covenant in the terms. The loan term under this contract is 5 years, starting from the actual drawdown date of the loan. The annual interest rate for the first and the second calendar year in the agreement is 4.2%, and the annual interest rate in subsequent years shall be implemented according to the annual interest rate as announced by Xinyun Logistics, which is mainly subject to factors such as market interest rate fluctuations and the borrower’s financial status. As of December 31, 2025, Polibeli HK drew down US$1,748,514 and repaid US$1,662,987 of the loan under the loan agreement.

On March 25, 2026, Polibeli HK entered into a supplemental financial support letter with Xinyun Logistics, pursuant to which Xinyun Logistics will provide a financial support amount up to US$27,000,000.

As a result, there are US$28,914,473 unutilized amount in the line with credit offered by Xinyun Logistics as of the date of this annual report.

(ii)    On September 28, 2025, Polibeli HK entered into a Trade Finance Facility Agreement with The Bank of East Asia (China) Limited Shenzhen Branch (“BEA”), and a supplementary agreement was signed on October 20, 2025 pursuant to the aforementioned facility agreement. Pursuant to the agreements,

BEA provides Polibeli HK with a revolving trade finance facility of US$7,149,905 (RMB50,000,000) in equivalents value with no additional conditions or covenants attached to the terms, which is available for such varieties as import letter of credit issuance, import bill advance and import invoice financing, each with a corresponding sub-limit of RMB50,000,000 in equivalent value and all revolving within the facility term. The validity period of the facility is five years starting from the date of the agreement execution. The financing interest rate for each single drawdown under the facility shall be subject to the written notice confirmed by BEA based on the currency and variety of the financing. The Company made an aggregate drawdown of US$3,458,369 for the year ended December 31, 2025 and US$1,234,553 during January 2026. Therefore, as of the date of this annual report, there is an unutilized amount of US$2,456,983 in the lines of credit offered by BEA.

(iii)   We make continuous efforts to improve operating efficiency, standardize operations to reduce discretionary spending, enhance cost controls, and create synergy of allocated resources. However, there is no assurance that the measure can be achieved as planned.

We have evaluated and determined that it is probable the management’s mitigation plan related to funding support from a related party would be effectively implemented, as the promise is bound by a contractual obligation stipulated in the executed agreements we have entered with this related party. There is no certainty that our efforts to improve operating efficiency and reduce discretionary spending will be effectively implemented in the future, however, we can rely on funding from the related party to alleviate the condition that give rise to substantial doubt on going concern for the next twelve months since the issuance of financial statements.

See Note 2 to the consolidated financial statements for more information, disclosing all of the matters of which we are aware that are relevant to our ability to continue as a going concern for a reasonable period of time (defined as the time within one year after the date that the financial statements are issued, or available to be issued, where applicable), including significant conditions and events, and management’s plans to mitigate the adverse effects of such conditions and events. There is no approved plan for liquidation and liquidation is not being forced by any other party. As such, we believe that the going concern basis of accounting is appropriate.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash used in operating activities	(4,711,703)	(5,547,277)	(6,354,919)
Net cash (used in)/provided by investing activities	(1,995,847)	1,726,007	2,272,056
Net cash provided by financing activities	7,084,386	3,722,105	3,164,652
Effect of exchange rate changes on cash	(9,176)	(221,946)	69,717
Net changes in cash	367,660	(321,111)	(848,494)
Cash at beginning of the year	2,600,086	2,967,746	2,646,635
Cash at end of the year	2,967,746	2,646,635	1,798,141

Operating activities

Net cash used in operating activities for the year ended December 31, 2025 was US$6.35 million, which primarily reflected our net loss of US$5.97 million as mainly adjusted for (1) provision of expected credit losses of US$2.74 million, (2) gain on fair value change of derivative liability of US$2.48 million, (3) amortization of operating lease right-of-use assets of US$0.34 million, (4) gain from disposal of property and equipment of US$0.32 million, (4) depreciation of property and equipment of US$0.18 million, (5) write-down of inventories of US$0.12 million, and (6) unrealized loss of foreign exchange of US$0.11 million. Adjustment for changes in operating assets and liabilities primarily consisted of (1) an increase of US$4.98 million in accounts receivable primarily attributable to the sales growth in the Italian and Hong Kong markets, and prolonged collection cycles from certain customers during the year ended December 31, 2025, (2) a decrease of US$1.68 million in inventories due to strategic efforts to optimize product mix in response to the evolving operational requirements, (3) a decrease of US$1.50 million in advance to suppliers, and (4) a decrease of US$0.41 million in lease liabilities; partially offset by (1) an increase of US$1.04 million in accounts payable primarily attributable to the expanded procurement in the Italian market to support the robust sales growth in the region during

2025, (2) a increase of US$1.48 million in accrued expenses and other current liabilities due to the increase in professional service fee payable incurred by Chenghe for the Business Combination, (3) an increase of US$2.96 million in amounts due to related parties and (4) an increase of US$0.95 million in amounts due from related parties.

Net cash used in operating activities for the year ended December 31, 2024 was US$5.55 million, which primarily reflected our net loss of US$10.98 million as mainly adjusted for (1) provision of expected credit losses of US$0.53 million, (2) unrealized loss of foreign exchange of US$0.66 million, (3) gain from disposal of property and equipment of US$0.23 million, (4) amortization of operating lease right-of-use assets of US$0.33 million, (5) depreciation of property and equipment of US$0.25 million, and (6) write-down of inventories of US$0.16 million. Adjustments for changes in operating assets and liabilities primarily consisted of (1) an increase of US$2.73 million in accounts receivable due to the increased sales in 2024 compared to 2023, (2) an increase of US$0.87 million in advances to suppliers, (3) an increase of US$0.85 million in inventories due to strategic stocking of products with favorable purchase prices, and (4) a decrease of US$0.30 million in operating lease liabilities; partially offset by (1) an increase of US$7.84 million in amounts due to related parties, (2) an increase of US$0.38 million in accrued expenses and other current liabilities, (3) an increase of US$0.21 million in accounts payable.

Net cash used in operating activities for the year ended December 31, 2023 was US$4.71 million, which primarily reflected our net loss of US$6.73 million as mainly adjusted for (1) provision of expected credit losses of US$0.47 million, (2) amortization of operating lease right-of-use assets of US$0.41 million, (3) unrealized loss of foreign exchange of US$0.18 million, (4) depreciation of property and equipment of US$0.12 million, (5) write-down of inventories of US$0.10 million and (6) gain from early termination of an operating lease of US$0.04 million. Adjustments for changes in operating assets and liabilities primarily consisted of (1) a decrease of US$1.52 million in advances from customers due to the decreased sales in 2023 compared to 2022, (2) an increase of US$0.55 million in advances to suppliers, (3) a decrease of US$0.49 million in operating lease liabilities, and (4) an increase of US$0.29 million in prepayment and other current assets; partially offset by (1) a decrease of US$1.75 million in inventories due to better stock turnover, an increase of US$1.25 in amounts due to related parties, (2) an increase of US$0.64 million in accounts payable, (3) an increase of US$0.33 million in accrued expenses and other current liabilities.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2025 was US$2.27 million primarily attributable to (1) proceeds from disposal of property and other equipment of US$2.43 million and partially offset by purchase of office equipment and property of US$0.15 million.

Net cash provided by investing activities for the year ended December 31, 2024 was US$1.73 million primarily attributable to (1) proceeds from disposal of property and other equipment of US$1.78 million and (2) receipt of deposit for disposal transaction of a building of US$0.06 million; partially offset by purchase of office equipment and property of US$0.12 million.

Net cash used in investing activities for the year ended December 31, 2023 was US$2.00 million mainly attributable to the purchase of office equipment and property.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2025 was US$3.16 million, primarily attributable to (1) proceeds from related parties of US$5.89 million, (2) proceeds from short-term borrowings of US$3.46 million, (3) cash inflow from reverse recapitalization of US$0.26 million, and (4) proceeds from exercise of OET of US$0.24 million; partially offset by (1) repayments of loans from related parties of US$6.12 million and (2) repayments of long-term borrowings of US$0.53 million, and (3) payment of deferred offering costs of US$0.03 million.

Net cash provided by financing activities for the year ended December 31, 2024 was US$3.72 million, primarily attributable to (1) proceeds from related parties of US$12.32 million; partially offset by (1) payment to related parties for equity transfer of operating subsidiaries of US$5.39 million, (2) repayments of loans from related parties of US$2.17 million and (3) repayments of long-term borrowings of US$1.03 million.

Net cash provided by financing activities for the year ended December 31, 2023 was US$7.08 million, primarily attributable to (1) proceeds from related parties of US$5.13 million, (2) proceeds from shareholder contributions of US$2.37 million, and (3) proceeds from long-term borrowings of US$0.78 million; partially offset by (1) repayments of loans from related parties of US$0.85 million and (2) repayments of long-term borrowings of US$0.35 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. As of the date of this annual filing, there are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

We incurred capital expenditures of US$2.00 million, US$0.12 million and US$0.15 million for the years ended December 31, 2023, 2024 and 2025, respectively, mainly for purchase of office equipment and property. We expect that our capital expenditures will increase in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to incur capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by schedule
	Less than 1 year	1 – 3 years	More than 3 years	Total
Operating leases	$317,053	$160,969	$—	$478,022
Bank borrowings	3,476,117	—	—	3,476,117
Loans from related parties	—	14,413,428	29,379,702	43,793,130
Interest on bank borrowings and loans from related parties	64,082	1,206,921	5,113,853	6,384,856

Operating lease agreements represented non-cancellable operating leases for our office space. Other than those shown above, we did not have any other significant capital commitments, purchase commitments, long-term obligations or guarantees as of December 31, 2025.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2025 and ending on the date of this annual report that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting estimates require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting estimates, the judgment and other uncertainties affecting the application of such management estimates and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements: (1) provision of allowance for expected credit losses, (2) estimates for inventory write-downs, and (3) valuation allowance for deferred tax assets.

Provision of allowance for expected credit losses

Our accounts receivable and deposits in prepaid expenses and other current assets are within the scope of ASC 326. We estimated provision of allowance for expected credit losses to reserve for potentially uncollectible receivable amounts periodically. We consider factors in assessing the collectability of the accounts receivable and related receivables and deposits in prepaid expenses and other current assets, such as historical distribution of the aging of the amounts due, historical collections data of the customers, creditworthiness, forward-looking adjustments to assess the credit risk characteristics. Additionally, external data and macroeconomic factors are also considered. We estimated the allowance by segmenting in-scope financial assets into groups based on their shared credit risk characteristics and the aging of the underlying receivables, and assessed the expected credit loss rate for each group periodically. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, we also make specific allowance in the period in which there is strong evidence that a loss is determined to be probable. We would consider factors such as the customer’s financial condition and liquidity, the customer’s willingness and ability to settle payment and historical and subsequent collections data in making specific allowance. Our estimate of the key assumptions did not change significantly throughout the periods presented. For the years ended December 31, 2023, 2024 and 2025, we recognized credit loss of US$0.47 million, US$0.53 million and US$2.74 million, respectively.

Estimates for inventory write-downs

Inventory is valued at the lower of cost or net realizable value, utilizing the moving weighted average cost method, which requires an estimate of the products future selling prices. Net realizable value is based on an analysis of slow-moving merchandise and damaged goods, which is further dependent upon factors such as seasonal fluctuations in selling prices, estimated expenses for sales fulfillment, inventory levels, inventory aging, anticipated customer demands, and promotional environment. Our methodology for estimating whether adjustments are necessary to continually evaluated for factors including significant changes in product demand, market conditions, condition of the inventory, or liquidation value. If business or economic conditions change, estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required adjustments have not varied materially from estimated amounts. The write-down for inventories of US$0.10 million, US$0.16 million and US$0.12 million was recorded for the years ended December 31, 2023, 2024 and 2025, respectively.

Valuation allowance for deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. We establish a valuation allowance against deferred tax assets to the extent we believe that recovery is not likely.

In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized. As we estimate the allowance for deferred tax assets by considering if sufficient future taxable income will be generated to utilize the existing deferred tax assets, it can be altered if we change our forecasts of future profitability. We recorded US$1.47 million, US$2.19 million and US$1.92 million valuation allowance for deferred tax assets for the years ended December 31, 2023, 2024 and 2025, respectively.

F. Recently Adopted or Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is stated in Note 3 (ac) to our consolidated financial statements as of and for the fiscal years ended December 31, 2023, 2024 and 2025.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Ofﬁcers

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report.

Name	Age	Position
Executive Officers
Fucheng Yan	44	Director and Chairman
Hua Chen	41	Chief Executive Officer
Zhitian Zhang	43	Chief Financial Officer
Jesslyn Andina Olivia	24	Administration Director of Indonesian Business
Non-Executive Directors
Cong Cheng	45	Independent Director
Asséré Marc	70	Independent Director

Executive Officers

Fucheng Yan has served as a director and the chairman of the Company Board since March 2024. He also serves as the executive president of Xingyun International. Mr. Yan has more than 20 years of experience in financing and business management. He has previously worked in a major state-owned enterprise group in China for over 17 years, where he guided and incubated the internal start-up projects, and led initial public offerings and merger and acquisition transactions. Mr. Yan has designed the Company’s investment and financing strategies, which have provided a solid financial foundation for the Company’s long-term development, and guides the overall direction of the Company’s business growth. Mr. Yan received his bachelor’s degree in engineering from Tsinghua University and his master of business administration (MBA) from Shanghai Jiao Tong University and Indiana University. Mr. Yan is a permanent resident of Singapore.

Hua Chen has served as the chief executive officer of the Company since June 2024. He also serves as the chief director of the Indonesian business department of Xingyun International. Mr. Chen has seven years of experience of research and development in the information technology industry and seven years of experience in the field of cross-border commerce and business management. Mr. Chen has previously founded and successfully operated a call center information services company with several hundred employees. At the Company, Mr. Chen is responsible for designing and optimizing the core business model, setting strategic goals and objectives, and expanding the team. Mr. Chen received his bachelor’s degree in administrative management from Nanjing University and his MBA degree from Chinese University of Hong Kong (Shenzhen). Mr. Chen is a resident of Hong Kong.

Zhitian Zhang has served as the chief financial officer of the Company since September 2025. Throughout his career, Mr. Zhang has accumulated experience in research and development, commercialization of science projects, as well as work experience at Fortune 500 companies. Mr. Zhang has successfully led the development and commercialization of multiple innovative products, including an intelligent IoT (Internet of Things) parking sensor, a blockchain platform for B2C transactions of diamond, a big data risk control platform for supply chain finance, and a digital SaaS platform for supply chain finance. In August 2019, Mr. Zhang joined Xingyun International and established the digital platforms for the supply chain services of Xingyun International. He has acted as the director of logistics services operations, the director of supply chain operations, and the director of fund management in Xingyun International. Mr. Zhang received his bachelor’s degree in mechanical design, manufacturing and automation from Huazhong University of Science and Technology, and his PhD degree in instrument science and technology from Tsinghua University.

Jesslyn Andina Olivia has served as the administration director of Polibeli’s Indonesian business since March 2023. Ms. Olivia handles various affairs relating to the general administration of the Company’s Indonesia subsidiaries. Before joining the Company, Ms. Olivia has worked in DABS Company as an event coordinator and in LOTUS Group where she was responsible for business management. Ms. Olivia received her bachelor’s degree in management from BINUS University.

Non-Executive Directors

Cong Cheng has served as an independent director of the Company since August 2025. Ms. Cheng has substantial experience in market analysis, valuation, and risk management. From July 2007 to January 2009, Ms. Cheng has worked in the investment banking division of Goldman Sachs as a research analyst, where she developed strong financial analysis and modeling skills. Subsequently, she joined Oliver Wyman where she has been working for more than 15 years, responsible for research initiatives across the Asia-Pacific region and focusing on the financial services industry. Ms. Cheng is now a practice research expert in Oliver Wyman. Ms. Cheng received her master of science degree in industrial engineering and engineering management from the Hong Kong University of Science and Technology in 2006, and her bachelor of science degree in electronic science and engineering from the National University of Defense Technology in 2003.

Asséré Marc has served as an independent director of the Company since August 2025. Mr. Marc has extensive experience in sales management, organizational coordination, legal affairs, and navigating various compliance requirements and efficient operations in the complex international trade environment. Mr. Marc has served as a director of Mei Yuan Trading Co., Ltd. for 15 years. He has also served as an electrician or a multi-service technician in several multinational corporations, including International Business Machines Corporation (IBM) and Engie Cofely.

B. Compensation

The aggregate compensation awarded to, earned by and paid to the current directors and executive officers who were employed by, or otherwise performed services for the Company, for the fiscal year ended December 31, 2025 was approximately US$134,860.62.

Employment Agreements

The Group entered into employment agreements with certain of its executive officers. The agreements have a fixed term of years, subject to termination in accordance with each agreement’s terms and conditions. Each executive is entitled to a base salary, to be reviewed each year, a performance-based bonus, an equity incentive grant, and the employee benefit plans and arrangements including any retirement plan, medical insurance plan and travel/holiday policy. If the executive is terminated other than for cause or resigns for good reason, the executive will be paid severance payments as expressly required by applicable law. If the executive is terminated for cause, the executive would receive no amounts other than amounts accrued at the date of termination and any vested benefits under company benefit plans.

2024 Equity Incentive Plan

The 2024 Equity Incentive Plan has been adopted in August 2025, for the purpose of attracting and retaining the best available personnel for positions of substantial responsibility, providing additional incentive to employees, directors and consultants and promoting the success of our business. The 2024 Equity Incentive Plan provides for the grant of an option, restricted shares, restricted share units and local awards.

Authorized Shares

The maximum aggregate number of Class A Ordinary Shares that may be subject to awards pursuant to the 2024 Equity Incentive Plan is up to 27,891,406 initially.

Administration

The Company Board or a committee of the Company Board or officers to which the Company Board delegates the authority administers the 2024 Equity Incentive Plan. The administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant and the provisions and terms and conditions of each award. In the event that any dividend or other distribution, recapitalization, share division, share consolidation, reorganization or any change in the corporate structure of the Company affecting the shares occurs, the administrator will make adjustment with respect to the number and class of shares that may be delivered under the 2024 Equity Incentive Plan and/or the number, price and class of shares covered by outstanding awards, in order to prevent diminution of the benefits intended to be made available under the 2024 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Share Options.    Share options may be granted under the 2024 Equity Incentive Plan. The administrator determines the exercise price for each option award, which is stated in the award agreement and should in no case be lower than the par value of the Class A Ordinary Shares in no case.

Restricted Shares.    A restricted share award agreement will specify restrictions on the duration of the restricted period and the number of shares granted. Restricted shares may not be sold, transferred or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us. Unless otherwise provided in the award agreement, the holder of restricted shares will be entitled to receive all dividends and other distributions paid with respect to the Class A Ordinary Shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted shares.

Restricted Share Units.    Awards of restricted share units may be granted by the administrator. At the time of granting restricted share units, the administrator may impose conditions that must be satisfied, such as continued employment or service or attainment of corporate performance goals, and may place restrictions on the grant and/or vesting of the restricted share units. A restricted share unit award agreement will specify applicable vesting criteria, the number of restricted share units granted and the terms and conditions on time and form of payment. Each restricted share unit, upon fulfilment of applicable conditions, represents a right to receive an amount equal to the fair market value of one Class A Ordinary Share.

Change in Control

In the event of a change in control, the administrator may provide for termination or acceleration of awards, purchase of awards from holders or replacement of awards.

Term

Unless terminated earlier, the 2024 Equity Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

Amendment and Termination

Subject to applicable shareholders’ approval and certain exceptions, the Company Board may at any time amend or terminate the 2024 Equity Incentive Plan.

C. Board Practices

Our board of directors consists of three directors as of the date of this annual report. A director is not required to hold any shares in our company by way of qualification. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, appointing officers and determining the term of office and responsibilities of the officers, as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may at their discretion exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

The Company’s directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our A&R Company Listing Articles. A director may be removed from office by ordinary resolution, except that the chairman of the Company may only be removed from office by special resolution. In addition, the office of a director will be vacated automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing, (iv) without special leave of absence from the Company Board, is absent from three consecutive board meetings and the directors resolve that such director’s office be vacated; or (v) is removed from office pursuant to any other provisions of the A&R Company Listing Articles.

Our non-executive director does not have a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

The Company has established a separately standing audit committee, a nominating and corporate governance committee and a compensation committee. The Board has adopted a charter for each of these committees. The Company intends to comply with future requirements of the Nasdaq to the extent they will be applicable to the Company.

Audit Committee

The Company’s audit committee is composed of Cong Cheng and Asséré Marc, with Cong Cheng serving as chairperson. The Company Board has determined that all such directors meet the independence requirements under the Nasdaq Listing Rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with the requirements of the Nasdaq on the audit committee. In addition, we have determined that Cong Cheng has accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. In arriving at this determination, the Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The Company’s audit committee currently consists of two independent directors, as the Company has elected to rely on the foreign private issuer exemption based on Rule 5615(a)(3)(A) of the Nasdaq Listing Rules and follow the Company’s home country practice, instead of following Rule 5605(c)(2)(A) of the Nasdaq Listing Rule which requires three members on the audit committee.

Nominating and Corporate Governance Committee

The Company’s nominating and corporate governance committee is composed of Cong Cheng and Asséré Marc, with Asséré Marc serving as chairperson. The nominating and corporate governance committee is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

The Company’s compensation committee is composed of Cong Cheng and Asséré Marc, with Cong Cheng serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee also administers the Company’s equity-based and incentive compensation plans and makes recommendations to the Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

Foreign Private Issuer Status

The Company is a “foreign private issuer” under the securities laws of the United States and the Nasdaq Listing Rules. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. registrants.

The Nasdaq Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as the Company, to follow home country corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that the Company discloses any significant ways that its corporate governance practices differ from the Nasdaq Listing Rules that the Company does not follow.

We are a non-U.S. company with foreign private issuer status and are listed on NASDAQ. NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. Among other things, we are not required to have:

•        a majority-independent board of directors;

•        a compensation committee consisting of independent directors;

•        a nominating committee consisting of independent directors; or

•        regularly scheduled executive sessions with only independent directors each year.

Although not required and as may be changed from time to time, we have a majority-independent board of directors, a majority-independent compensation committee and a nominating committee. Subject to the foregoing, we intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ applicable to U.S. domestic public companies.

Controlled Company Exemption

As of the date of the annual report, the Company Shareholder beneficially owns more than 50% of the combined voting power for the election of directors of the Company. As a result, the Company will be a “controlled company” within the meaning of the corporate governance standards under the Nasdaq Listing Rules and may elect not to comply with certain corporate governance standards, including, but not limited to, the following requirements:

•        that a majority of its board of directors consist of directors who qualify as “independent” as defined under the Nasdaq Listing Rules;

•        that it has a nominating and corporate governance committee composed entirely of independent directors; and

•        that it has a compensation committee composed entirely of independent directors.

Although the Company does not intend to do so, the Company may elect to rely on one or more of these exemptions for so long as it remains a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that the Company ceases to be a “controlled company” and its shares continue to be listed on the Nasdaq, the Company will be required to comply with these provisions within the applicable transition periods.

D. Employees

We had 291, 154 and 91 full-time employees as of December 31, 2023, 2024 and 2025, respectively. The decrease in the numbers of the full-time employees was primarily due to the Company’s adjustment of its workforce structure in line with the development stage of its operations in certain markets. In 2023, the Company expanded its sales team in connection with the expansion of its business in Indonesia. Following the establishment of its distribution channels in 2024, the Company reduced its reliance on sales personnel and optimized its sales workforce accordingly. We have not experienced any work stoppages, and consider our relations with the employees to be good.

We invest resources in the recruitment of employees in support of our business operations. We have established comprehensive training programs to enhance performance and service quality.

Additionally, Polibeli provides social security insurance including pension insurance, medical insurance and group travel insurances for its employees. Polibeli considers its insurance coverage to be in line with that of other companies in the same industry of similar size in the jurisdictions where it operates, See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We have limited insurance coverage, which could expose us to significant costs and business disruption.” for further details of risks associated with our insurance coverage.

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” and “Item 6. Directors, Senior Management and Employees — B. Compensation — 2024 Equity Incentive Plans.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information as of the date of this annual report regarding the beneficial ownership of:

•        each person who is expected to be the beneficial owner of 5% or more of the issued and outstanding Ordinary Shares;

•        each person who is expected to become an executive officer or a director of the Company; and

•        all of the executive officers and directors of the Company.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of the date of this annual report through the exercise of any option, warrant or any other right. Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

The beneficial ownership of the Ordinary Shares is based on 366,387,470 Ordinary Share, consisting of 319,108,190 Class A Ordinary Shares and 47,279,280 Class B Ordinary Shares issued and outstanding as of the date of this annual report. The percentages in the following table are calculated prior to giving effect of the exercise of any Warrants.

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Total Issued and Outstanding Ordinary Shares	Percentage of Total Voting Power
All 5% or greater shareholders
Xingyun International Company Limited(1)	312,720,720	47,279,280	98.26%	99.19%

Directors and executive officers
Fucheng Yan	—	—	—	—
Hua Chen	—	—	—	—
Zhitian Zhang	—	—	—	—
Jesslyn Andina Olivia	—	—	—	—
Cong Cheng	—	—	—	—
Asséré Marc	—	—	—	—
All directors and officers as a group	—	—	—	—

____________

(1)      Xingyun International Company Limited is a company limited by shares incorporated under the laws of the Cayman Islands, with registered address at 4th Floor Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands. Through its subsidiaries and consolidated entities, Xingyun International Company Limited engages in the business of global integrated digital supply chain with focuses on international consumer products trading, with business operations in Asia, the U.S., Europe and Australasia. Xingyun International Company Limited is jointly controlled by (i) Xingyun Group Limited, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang; (ii) Eastern Bell International VII Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and Dingyi II Overseas International Limited, a BVI business company incorporated under the laws of the British Virgin Islands. Eastern Bell International VII Limited is wholly owned by ShangHai DingXian Business Consulting Partnership (LP), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan. Dingyi II Overseas International Limited is wholly owned by Ningbo Dingxiang Venture Capital (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan; (iii) MPC V HK Limited, a limited company incorporated under the laws of Hong Kong. MPC V HK Limited is owned by MPC V L.P. and MPC V-A L.P.. The general partner of both MPC V L.P. and MPC V-A L.P. is MPC Management V L.P..

The general partner of MPC Management V L.P. is MPC GPGP V Ltd.. Mr. David Su is the controlling shareholder of MPC GPGP V Ltd.; (iv) TK Xingyun Investment Limited, an exempted company incorporated under the laws of the Cayman Islands. TK Xingyun Investment Limited is wholly owned by Taikang Life Insurance Co., Ltd., a limited liability company incorporated under the laws of the PRC, and ultimately controlled by Mr. Dongsheng Chen; (v) YF Hermes Limited, a BVI business company incorporated under the laws of the British Virgin Islands. YF Hermes Limited is wholly owned by Yunfeng Fund IV, L.P., a private fund registered under the laws of the Cayman Islands, and ultimately controlled by Mr. Feng Yu; and (vi) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, both of which are ultimately controlled by Mr. Xiaofeng Pan.

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements.”

Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — 2024 Equity Incentive Plans.”

Director and Officer Indemnification

Under A&R Company Listing Articles, the Company may indemnify its directors and officers to, among other persons, its directors and officers from and against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them may incur or sustain other than by reason of their own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred them or any of them in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

The directors and officers of the Company will be indemnified by the Company and will be covered by directors’ and officers’ liability insurance.

Other Related Party Transactions

Transactions with Yun Yuan HK

We have certain arrangements with Yun Yuan HK, an associate entity under common ultimate control with us, for (1) the procurement and sourcing of goods for our global goods trading business, (2) sharing of certain operation and supporting services, including supporting services and services for certain research and development functions, and (3) supplying certain goods to it. For the years ended December 31, 2024 and 2025, we entered into transactions to purchase goods from Yun Yuan HK for an aggregate value of approximately US$0.85 million and US$0.25 million, respectively. For the years ended December 31, 2024 and 2025, we procured operation and support services through Yun Yuan HK for an aggregate value of approximately US$1.62 million and US$1.29 million, respectively. For the years ended December 31, 2024 and 2025, we entered into transactions to sell goods to Yun Yuan HK for an aggregate value of approximately US$0.23 million and nil, respectively.

Major subsidiaries of ours that procured goods from Yun Yuan HK during the years ended December 31, 2024 and 2025 included Cloud Korea and Cloud Italy, each of which has entered into a framework agreement with Yun Yuan HK, respectively. Such framework agreements between our subsidiaries with Yun Yuan HK have varying terms from one year to four years, and some of them have automatic renewal for one-year term.

Pursuant to these framework agreements, each of the contracting subsidiaries and Yun Yuan HK have agreed (1) that the subsidiary named in the agreement would procure certain goods from Yun Yuan HK; (2) that procurement details would be specified in purchase orders from the purchasing party; (3) on details of packaging, quality warranty, return and exchanges of goods; and (4) on commercial terms, including delivery, transportation mode and payment terms.

Major subsidiaries of ours that sold goods to Yun Yuan HK during the year ended December 31, 2024 included Cloud Italy and Cloud Singapore, each of which has entered into a framework agreement with Yun Yuan HK with a term of three years. During the year ended December 31, 2025, such sales to Yun Yuan HK reduced to nil as Cloud Italy expanded its own distribution channels.

Pursuant to these framework agreements, each of the contracting subsidiaries and Yun Yuan HK have agreed (1) that the subsidiary named in the agreement would supply certain goods to Yun Yuan HK; (2) that procurement details would be specified in purchase orders from Yun Yuan HK; (3) on details of packaging, quality warranty, return and exchanges of goods; and (4) on commercial terms, including delivery, transportation mode and payment terms.

Transactions with Shenzhen Yunhua

We have certain arrangements with Shenzhen Yunhua Holdings Co., Ltd (“Shenzhen Yunhua”), an associate entity under common ultimate control with us, for the procurement and sourcing of goods for our global goods trading business. For the years ended December 31, 2024 and 2025, we entered into transactions to purchase goods from Shenzhen Yunhua for an aggregate value of approximately US$5.21 million and US$1.16 million, respectively.

The main subsidiary of ours that procured goods from Shenzhen Yunhua during the years ended December 31, 2024 and 2025 was PT Cloud, which has entered into a framework agreement with Shenzhen Yunhua. Such framework agreement has a one-year term, with automatic renewal for another year.

Pursuant to this framework agreement, PT Cloud and Shenzhen Yunhua have agreed (1) that PT Cloud would procure certain goods from Shenzhen Yunhua; (2) that procurement details would be specified in purchase orders from PT Cloud; (3) on details of packaging, quality warranty, return and exchanges of goods; and (4) on commercial terms, including delivery, transportation mode and payment terms.

On December 31, 2025, the Group entered into an extension agreement with Shenzhen Yunhua to extend the maturity of an outstanding trade payable totaling US$3,748,438. Pursuant to the agreement, the payable to Shenzhen Yunhua was extended interest-free for three years to December 31, 2028.

Transactions with Xinyun Logistics

We have certain arrangements with Xinyun Logistics, an associate entity under common ultimate control with us, for supplying certain goods. For the year ended December 31, 2024 and 2025, we entered into transactions to sell goods to Xinyun Logistics for an aggregate value of approximately US$0.05 million and US$0.89 million, respectively.

Major subsidiaries of ours that sold goods to Xinyun Logistics during the years ended December 31, 2024 and 2025 included Cloud Japan and Polibeli HK, each of which has entered into a framework agreement with Xinyun Logistics. Such framework agreements between our subsidiaries with Xinyun Logistics typically have a one-year term.

Pursuant to these framework agreements, which each of the contracting subsidiaries and Xinyun Logistics have agreed (1) that the subsidiary named in the agreement would supply certain goods to Xinyun Logistics; (2) that procurement details would be specified in purchase orders from Xinyun Logistics; (3) on details of packaging, quality warranty, return and exchanges of goods; and (4) on commercial terms, including delivery, transportation mode and payment terms.

Loans with Related Parties

Loans from Yun Yuan HK

On December 31, 2021, each of Cloud Italy, Cloud France, Cloud America, Japan Biltech, Cloud Korea, Cloud Singapore and Singapore International (each as borrower), entered into a loan agreement with Yun Yuan HK (as lender) (collectively, “Loan Agreements 1 with Yun Yuan HK”), pursuant to which Yun Yuan HK agreed to make available to each of the borrowers a loan in a principal amount up to US$30.00 million to support the borrowers’ business operations. The loans could be paid at one time or through installments, at a fixed interest rate of 4.0% in 2023, 4.2% in 2024, and 4.2% in 2025 and subsequent years. The term of the loan is five years from the date of drawdown of the loan. On December 31, 2025, Yun Yuan HK and the Company entered into a loan extension agreement, pursuant to which the original term of the Loan Agreements 1 with Yun Yuan HK (except the loan agreements entered by Japan Biltech and Cloud Korea) will be extended to December 31, 2030, at a fixed interest rate of 4.2% for the extended period.

On December 31, 2023, each of Cloud Italy, Cloud America, Cloud Japan, Cloud Korea, Singapore International, and PT Cloud (as borrower), entered into a loan agreement with Yun Yuan HK (as lender) (collectively, “Loan Agreements 2 with Yun Yuan HK”), pursuant to which Yun Yuan HK agreed to convert trade payables and other payables arising from business activities owed by Cloud Italy, Cloud America, Cloud Japan, Cloud Korea, Singapore International and PT Cloud, respectively, into loans in a principal amount up to US$10.40 million and waive any associated liquidated damages. The interest rates of such loans are at fixed rate of 4.0% in 2023, 4.2% in 2024, 4.2% in 2025 and subsequent years. The loans must be repaid in full, including any accrued interest, by the maturity date of December 31, 2028.

On December 31, 2025, each of Cloud France, Cloud Korea and PT Cloud (as borrowers), entered into a loan agreement with Yun Yuan HK (as lender) (collectively, “Loan Agreements 3 with Yun Yuan HK”), pursuant to which Yun Yuan HK agreed to convert trade payables and other payables arising from business activities owed by each of Cloud France, Cloud Korea and PT Cloud into loans in the principal amounts of approximately US$0.18 million, US$0.56 million and US$1.09 million, respectively. The interest rate of such loans is at a fixed rate of 3% per annum. The loans must be repaid in full, including any accrued interest, by the maturity date of December 31, 2030. As of the date of this annual report, nil has been repaid under the Loan Agreements 3 with Yun Yuan HK.

For the years ended December 31, 2024 and 2025, the aggregate amount of loans that we advanced under Loan Agreements 1 with Yun Yuan HK was nil in both years. As of December 31, 2024 and 2025, our amount due to Yun Yuan HK, non-current was approximately US$13.90 million and US$13.13 million, respectively, comprising of the principals and accrued interests of loans that we advanced under both Loan Agreements 1 with Yun Yuan HK, Loan Agreements 2 with Yun Yuan HK and Loan Agreements 3 with Yun Yuan HK.

For the years ended December 31, 2024 and 2025, we made repayment to Yun Yuan HK of principal and interests of loans for an amount of approximately US$1.1 million and US$3.4 million.

Loans from Xinyun Logistics

On December 31, 2019, Cloud Japan (as borrower), entered into a loan agreement with Xinyun Logistics (as lender) (“Loan Agreement 1 with Xinyun Logistics”), pursuant to which Xinyun Logistics agreed to make available to Cloud Japan a loan in a principal amount up to US$30.00 million to support its business operations. The loan could be paid at one time or through installments, at a fixed interest rate of 4.0% in 2023, 4.2% in 2024, 4.2% in 2025 and subsequent years. The term of the loan is seven years from the date of drawdown of the loan. On December 31, 2025, Xinyun Logistics and the Company entered into a loan extension agreement (“Loan Extension Agreement with Xinyun Logistics”), pursuant to which the original term of the Loan Agreement 1 with Xinyun Logistics will be extended to December 31, 2030, at a fixed interest rate of 4.2% for the extended period.

On December 31, 2023, Cloud Japan (as borrower), entered into a loan agreement with Xinyun Logistics (as lender) (“Loan Agreement 2 with Xinyun Logistics”), pursuant to which Xinyun Logistics agreed to convert trade payables and other payables arising from business activities owed by Cloud Japan into loans and waive any associated liquidated damages. The annual interest rate of the loan is fixed at 4.0% in 2023, 4.2% in 2024, 4.2% in 2025 and subsequent years. The loans must be repaid in full, including any accrued interest, by the maturity date of December 31, 2028.

On May 1, 2024, PT Cloud (as borrower) entered into a loan agreement with Xinyun Logistics, pursuant to which Xinyun Logistics (as lender) agreed to provide a loan to PT Cloud in a principal amount of US$1.00 million (“Loan Agreement 3 with Xinyun Logistics”). The annual interest rate of the loan is fixed at 4.2%. On May 17, 2024 and June 5, 2024, PT Cloud made two drawdowns of US$0.50 million each under this loan agreement. The original term of this loan agreement is one year from May 1, 2024. On December 31, 2025, Xinyun Logistics and the Company

entered into the Loan Extension Agreement with Xinyun Logistics, pursuant to which the original term of the Loan Agreement 3 with Xinyun Logistics will be extended to December 31, 2030, at a fixed interest rate of 4.2% for the extended period.

On August 7, 2024, PT Cloud (as borrower) entered into a loan agreement with Xinyun Logistics, pursuant to which Xinyun Logistics (as lender) agreed to provide a loan to PT Cloud in a principal amount up to US$2.00 million (“Loan Agreement 4 with Xinyun Logistics”). The term of the loan is five years from the date of drawdown of the loan. The annual interest rate of the loan is fixed at 4.2%. On August 22, 2024 and October 25, 2024, PT Cloud made two drawdowns of US$1.00 million each under this loan agreement. There’s no further drawdown under this loan agreement as of December 31, 2025.

On October 30, 2024, Polibeli HK (as borrower) entered into a loan agreement with Xinyun Logistics, pursuant to which Xinyun Logistics (as lender) agreed to provide a loan to Polibeli HK in a principal amount up to US$2.00 million (“Loan Agreement 5 with Xinyun Logistics”). The term of the loan is five years from the date of drawdown of the loan. The annual interest rate of the loan is fixed at 4.2%. As of December 31, 2025, Polibeli HK made drawdown of approximately US$1.75 million under this Loan Agreement 5 with Xinyun Logistics and repaid approximately US$1.66 million, resulting in an outstanding loan amount of approximately US$0.09 million. As of the date of this annual report, Polibeli HK has made drawdown of approximately US$1.75 million under this Loan Agreement 5 with Xingyun Logistics and has repaid approximately US$1.66 million, resulting in an outstanding loan amount of approximately US$0.09 million.

For the year ended December 31, 2025, the aggregate amount of loans that we advanced from Xinyun Logistics was approximately US$0.57 million, mainly comprising of the loans we advanced under Loan Agreement 3 with Xinyun Logistics, Loan Agreement 4 with Xinyun Logistics and Loan Agreement 5 with Xinyun Logistics. As of December 31, 2024 and December 31, 2025, our amount due to Xinyun Logistics, non-current, was approximately US$9.79 million and US$10.21 million, respectively, mainly comprising of (1) loans that Cloud Japan advanced under Loan Agreement 1 with Xinyun Logistics and accrued interests; (2) loans converted from trade payables and other payables under Loan Agreement 2 with Xinyun Logistics and accrued interests; (3) loans that PT Cloud advanced under Loan Agreement 3 with Xinyun Logistics and Loan Agreement 4 with Xinyun Logistics and accrued interests; and (4) loans that Polibeli HK advanced under Loan Agreement 5 with Xinyun Logistics and accrued interests.

On March 25, 2026, Xinyun Logistics issued a financial support letter to the Company to provide a line of credit of approximately US$27.00 million with a term of at least 33 months (the “Xinyun Logistics Financial Support Letter”). Pursuant to the Xinyun Logistics Financial Support Letter, the Company may use the fund for both operational and non-operational purposes to ensure the sufficiency of its cash flow. As of the date of this annual report, the Company has not made any drawdown under the Xingyun Logistics Financial Support Letter.

Loans from Zhejiang Yunmao

On December 31, 2023, PT Cloud (as borrower), entered into a loan agreement with Zhejiang Yunmao Technology Co., Ltd (“Zhejiang Yunmao”) (as lender), an associate entity under common ultimate control with us, (the “Loan Agreement with Zhejiang Yunmao”), pursuant to which Zhejiang Yunmao agreed to convert trade payables and other payables arising from business activities owed by PT Cloud into loans and waive any associated liquidated damages. The interest rates of such loans are at fixed rate of 4.0% in 2023, 4.2% in 2024, 4.2% in 2025 and subsequent years. The loans must be repaid in full, including any accrued interest, by the maturity date of December 31, 2028.

As of December 31, 2024 and 2025, our amount due to Zhejiang Yunmao, non-current, was approximately US$1.78 million and US$1.79 million, respectively, comprising of the loans converted from trade payables and other payables under the Loan Agreement with Zhejiang Yunmao and accrued interests.

Loans to PT Tunas

On July 20, 2023, our subsidiary, PT Ezmart (as lender), entered into a loan agreement with PT Tunas (as borrower), an entity which is under significant influence exercised by our management. Pursuant to the loan agreement, PT Ezmart advanced an interest-free loan in a principal amount of approximately US$0.16 million (IDR2.49 billion) on July 20, 2023 to support the business operations of PT Tunas. As of the date of this annual report, PT Tunas has repaid the loan in its entirety.

Financial Support and Loans from Xinyun Trading

On June 3, 2024, Xinyun Trading issued a financial support letter to the Company to provide a line of credit of approximately US$18.03 million (RMB128.00 million) with a term of at least 18 months and no interests (the “Original Financial Support Letter”). Pursuant to the Original Financial Support Letter, the Company may use the fund for both operational and non-operational purposes to ensure the sufficiency of its cash flow. On April 10, 2025, the Xinyun Trading issued a supplemental financial support letter (the “Supplemental Financial Support Letter,” and together with the Original Financial Support Letter, the “Financial Support Letters”) to Company, pursuant to which Xinyun Trading agrees that the term in the Original Financial Support Letter is extended from at least 18 months to at least 42 months from the original issuance date of June 3, 2024, and the financial support amount under the Original Financial Support Letter is increased by another US$11.10 million (RMB80.00 million).

On December 10, 2024 and January 6, 2025, the Company entered into loan agreements with Xinyun Trading, pursuant to which Xinyun Trading would provide a loan to the Company in the amount of up to US$2.00 million under each agreement. The loan agreements were entered into as supplemental agreements to the Financial Support Letters, with a loan term of five years starting from the actual drawdown date of the loan under each such agreement. The annual interests of such loans are fixed at 4.2%. As of December 31, 2025, the outstanding loan amount under the loan agreement dated December 10, 2024 is approximately US$1.99 million, and the outstanding loan amount under the loan agreement dated January 6, 2025 is approximately US$1.75 million.

On March 31, 2026, the Company entered into a supplemental financial letter with Xinyun Trading, pursuant to which Xinyun Trading would reduce the total loan amount under both Financial Support Letters to US$8.00 million. Other terms and conditions of the Financial Support Letters remain unchanged. As of the date of this annual report, the Company has made total drawdown of approximately US$6.42 million, and has repaid approximately US$2.52 million, resulting in an outstanding loan amount of approximately US$3.90 million, under the two loan agreements and also the Financial Support Letters.

On October 15, 2025, the Company entered into two loan agreements with Xinyun Trading, pursuant to which Xinyun Trading would provide a loan amount in each agreement up to US$1.00 million. These loan agreements were entered into as supplemental agreements to the Financial Support Letters, with a loan term under both of the two contracts of five years starting from the actual drawdown date of the loan under each agreement. The annual interest rate for 2025 and 2026 in each agreement is both 4.2%, and the annual interest rate in subsequent years shall be implemented according to the annual interest rate as announced by Xinyun Trading. The Company has borrowed US$0.8 million as of December 31, 2025 under the first loan agreement, and US$0.35 million as of December 31, 2025 under the second agreement, respectively. As of the date of this annual report, the Company has made total drawdown of approximately US$2.44 million, and has repaid approximately US$0.52 million, resulting in an outstanding loan amount of approximately US$1.92 million, under the two loan agreements and also the Financial Support Letters.

On April 1, 2024, Cloud Singapore obtained a line of credit from Xinyun Trading in a principal amount of US$30.00 million pursuant to a loan agreement with Xinyun Trading (“Loan Agreement with Xinyun Trading”). The principal amount of the line of credit was amended to approximately US$5.33 million on September 26, 2024. The term of the loan is five years from the date of the first drawdown of the loan, which occurred on April 23, 2024. The annual interest rate of the loan is fixed at 4.2%. As of the date of this annual report, Cloud Singapore has made the drawdown of the entire amount of the loan.

As of December 31, 2025, the aggregate amount of loans we received under the Financial Support Letters and the Loan Agreement with Xinyun Trading was approximately US$12.53 million. As of December 31, 2025, our amount due to Xinyun Trading, non-current, was approximately US$10.94 million, comprising of the loans the Company has drawdown under the Financial Support Letters, and the loans Cloud Singapore has drawdown under the Loan Agreement with Xinyun Trading and accrued interests.

Loans from Xingyun International

As of December 31, 2025, our amount due to Xingyun International was approximately US$3.97 million, comprising of the professional service fees in relation to the Business Combination transaction paid by Xingyun International on behalf of us. On December 31, 2025, the Company (as borrower) entered into a loan agreement with Xingyun International (as lender), pursuant to which Xingyun International agreed to convert such US$3.97 million into a loan in a principal amount of approximately US$3.97 million (“Loan Agreement with Xingyun International”). The term of the loan is five years, from December 31, 2025 to December 31, 2030. The annual interest rate of the loan is fixed at 3%. The interest and principal are to be repaid in full on the maturity date. As of the date of this annual report, nil has been repaid under the Loan Agreement with Xingyun International.

Capital Injections from Yun Yuan HK

For the years ended December 31, 2023, Yun Yuan HK made certain capital injections to two of our subsidiaries, PT Cloud and PT Ezmart, for an aggregate amount of approximately US$2.37 million. When such capital injections were made, Yun Yuan HK held 99% shares of PT Cloud and PT Ezmart, before Cloud Singapore acquired such shares of our subsidiaries at various points in 2023 and 2024. See “Item 4. Information on the Company — History and development of the Company — Corporate Structure.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of our business. We are not currently a party to, and are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material effect on our business, financial condition, cash flow or results of operations.

Dividend Policy

The Company has never declared or paid cash dividends on the Ordinary Shares. The Company does not have any present plan to pay any cash dividends on the Ordinary Shares in the foreseeable future. The Company currently intends to retain most, if not all, of its available funds and any future earnings to operate and grow its business.

The Company is a holding company incorporated in the Cayman Islands. The Company may rely on dividends from its subsidiaries for its cash requirements, including any payment of dividends to the Company’s shareholders.

The Company Board has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, the shareholders of the Company may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Company Board. Under the Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if the Company Board decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the Company Board may deem relevant.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.    THE OFFER AND LISTING

A. Offering and Listing Details

Our Class A Ordinary Shares are listed on The Nasdaq Global Market since August 8, 2025 under the symbol “PLBL.”

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9. The Offer and Listing — A. Offering and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated as an exempted company with limited liability in the Cayman Islands in March 2024. Our affairs are currently governed by our A&R Company Listing Articles the Cayman Companies Act, and the common law of the Cayman Islands.

As of the date of this annual report, the authorized share capital of Polibeli Group Ltd is US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising of (i) 3,000,000,000 Class A Ordinary Shares of a par value of US$0.00001 each, (ii) 1,000,000,000 Class B Ordinary Shares of a par value of US$0.00001 each, and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R Company Listing Articles. The Company has 366,387,470 Ordinary Shares issued and outstanding, consisting of 319,108,190 Class A Ordinary Shares and 47,279,280 Class B Ordinary Shares, as of the date of this annual report.

The following includes a summary of the material provisions of the A&R Company Listing Articles and the Cayman Companies Act in so far as they relate to the material terms of Class A Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the A&R Company Listing Articles.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. As set forth in article 3 of our Memorandum of Association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Ordinary Shares

General

Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer the Ordinary Shares held by them.

Conversion

Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B Ordinary Shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person other than holders of Class B Ordinary Shares or their affiliates, or (ii) any sale, transfer, assignment or disposition of majority of the issued and outstanding voting securities of, or substantially all of the assets of, a holder entity to a non-affiliate, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by ordinary resolutions. The A&R Company Listing Articles provide that our directors may declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of ours lawfully available therefor.

Voting Rights

Pursuant to the A&R Company Listing Articles, on a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative or proxy, unless a poll is demanded.

A poll may be demanded by the chairman of such meeting or any shareholder holding not less than ten percent (10%) of the votes attaching to the shares present.

No Shareholder shall be entitled to vote at any general meeting unless all calls, if any, or other sums presently payable by him or her in respect of shares carrying the right to vote held by such shareholder have been paid.

If a clearing house (or its nominee(s)) or a depositary (or its nominee(s)), being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house depositary (or its nominee(s)) or the depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house depositary (or its nominee(s)) or the depositary (or its nominee(s)) including the right to vote individually in a show of hands.

As of the date of this annual report, the Company Shareholder holds approximately 99.19% of our outstanding voting power. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” Public shareholders of the Company only hold Class A Ordinary Shares.

Transfer of Ordinary Shares

Subject to any applicable restrictions set forth in the A&R Company Listing Articles, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped (in circumstances where stamping is required);

•        the Ordinary Share transferred is fully paid and free of any lien in favour of us;

•        in the case of a transfer to joint holders, the number of joint holder to whom the share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

Liquidation

Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the excess shall be distributed among those shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the share, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Cayman Companies Act, divide among our shareholders in species or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, value any assets and determine how the division shall be carried out as among the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the A&R Company Listing Articles and to the terms of allotment, the Company Board may from time to time make calls upon shareholders for any moneys unpaid on their shares, and each shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to our Company at the time or times so specified the amount called on such shares.

The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We are empowered by the Cayman Companies Act and the A&R Company Listing Articles to purchase our own shares, subject to certain restrictions.

Our directors may only exercise this power on our behalf, subject to the Cayman Companies Act, the A&R Company Listing Articles and to any applicable requirements imposed from time to time by the Nasdaq, the SEC, or by any other recognized stock exchange on which our securities are listed.

Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased unless (1) it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Modification of Rights

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Cayman Companies Act, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions attached the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by us.

General Meetings of Shareholders

Extraordinary general meetings may be convened by the chairman or a majority of the Company Board. Advance notice of at least seven (7) calendar days is required for the convening of our annual general meeting and any other extraordinary general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting.

Inspection of Books and Records

Holders of our Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of the A&R Company Listing Articles, our register of mortgage and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares

The A&R Company Listing Articles authorize the Company Board to issue additional Ordinary Shares from time to time as the Company Board shall determine, to the extent of available authorized but unissued shares.

The A&R Company Listing Articles also authorize the Company Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, conversion rights, voting rights; and

•        the terms of redemption and liquidation preferences.

The Company Board may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Changes in Capital

We may from time to time by ordinary resolution:

•        increase our share capital by new shares of such amount as we think expedient;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        subdivide our shares, or any of them, into shares of an amount smaller than fixed by the A&R Company Listing Articles, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•        cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by the Cayman Companies Act.

Anti-Takeover Provisions

Some provisions of the A&R Company Listing Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that

•        authorize the Company Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the A&R Company Listing Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exclusive Forum

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of the articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Register of Members

In accordance with Section 48 of the Cayman Companies Act, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III — Distribution of Capital and Liability of Members of Companies and Associations” of the Cayman Companies Act, and will ensure that the entries on the register of members are made without any delay.

In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

Warrants

Pursuant to the Business Combination Agreement, at the Closing of the Business Combination, each SPAC Public Warrant that was outstanding and unexercised was automatically converted into the right to receive a Public Warrant, and each SPAC Private Placement Warrant that was outstanding and unexercised was automatically converted into the right to receive a Private Warrant, pursuant to the A&R Warrant Agreement.

As of the Closing Date, there were 4,467,494 Warrants issued and outstanding, including 4,312,495 Public Warrants and 154,999 Private Warrants. Each Warrant is subject to the terms in the A&R Warrant Agreement. Each Warrant entitles the holder thereof the right to acquire one Class A Ordinary Shares at an exercise price of $11.50 per share (subject to adjustments) from thirty (30) days after the first date of the Closing Date and will terminate on earliest to occur of: (x) 5:00 p.m., New York City time on the date that is five (5) years after the Closing Date, (y) the liquidation of the Company in accordance with the A&R Company Listing Articles, and (z) 5:00 p.m., New York City time on the Redemption Date (as defined below).

Redemption of the Warrants

All, but not less than all, of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the warrant agent, upon notice to the registered Warrant Holders, at a redemption price of $0.01 per Warrant; provided that (a) the closing price of the Class A Ordinary Shares reported has been at least $18.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period commencing once the Warrants become exercisable and ending on the third Business Day prior to the date on which notice of the redemption is given; and (b) there is an effective registration statement covering the issuance of the Class A Ordinary Shares issuable upon exercise of the Warrants, and a prospectus relating thereto, available throughout the period of no less than thirty (30) days prior to the Redemption Date or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to the terms of the A&R Warrant Agreement and such “cashless” exercise is exempt from registration under the Securities Act.

In the event that Company elects to redeem the Warrants, the Company shall fix a date for redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date to the registered Warrant Holders to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner provided in the A&R Warrant Agreement shall be conclusively presumed to have been duly given whether or not the registered Warrant Holder received such notice.

The Warrants may be exercised for cash (or on a “cashless basis” pursuant to the terms of the A&R Warrant Agreement, if applicable) at any time after the notice of redemption shall have been given by the Company and prior to the Redemption Date. In the event that the Company determines to require all Warrant Holders to exercise their Warrants on a “cashless basis” pursuant to the terms of the A&R Warrant Agreement, the notice of redemption shall contain instructions on how to calculate the number of the Class A Ordinary Shares to be received upon exercise of the Warrants. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the price per Warrant at which any Warrants are redeemed.

The redemption rights described above shall not apply to the Private Warrants.

The foregoing summary of the terms of the Warrants is only a summary and is qualified by reference to the A&R Warrant Agreement, which is included as Exhibit 2.3 to the registration statement of which this annual report forms a part.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England.

In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of the creditors or each such class of creditors, or approved by a majority of shareholders representing three-fourths in value of the shareholders or each such class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control our company are perpetrating a “fraud on the minority.”

Enforcement of Civil Liabilities

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The A&R Company Listing Articles permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default, or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with certain of our directors and executive officers that provide such persons with additional indemnification beyond that provided in the A&R Company Listing Articles.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Cayman Companies Act does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, the Cayman Companies Act may provide shareholders with limited rights to requisition a general meeting, but such rights must be stipulated in the articles of association of the company.

Under the A&R Company Listing Articles, any one or more shareholders holding in aggregate not less than one-third of all votes attaching to all issued and outstanding shares share capital of our company that as at the date of deposit of the requisition, carry the right to vote at general meetings, shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Cayman Islands law, but the A&R Company Listing Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the A&R Company Listing Articles, a director may be removed from office by ordinary resolution, except that the chairman of the Company may only be removed from office by special resolution. In addition, the office of a director shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing, (iv) without special leave of absence from our Board, is absent from three consecutive Board meetings and our directors resolve that such director’s office be vacated; or (v) is removed from office pursuant to any other provisions of the A&R Company Listing Articles.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s issued and outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the issued and outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the A&R Company Listing Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Act and the A&R Company Listing Articles, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

C. Material Contracts

Material Contracts Relating to the Business Combination

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Founder Shareholders, SPAC and the Company entered into the Sponsor Support Agreement, dated as of September 16, 2024. Pursuant to the Sponsor Support Agreement, the Founder Shareholders agreed to, among other things, (i) vote in favor of the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement, and (ii) not redeem, or submit a request to redeem, any SPAC Ordinary Shares owned by the Founder Shareholders in connection with the transactions contemplated by the Business Combination Agreement or otherwise. The Sponsor Support Agreement was terminated in its entirety at the Merger Effective Time and of no further force or effect.

The Sponsor also entered into a letter agreement with SPAC, dated as of June 7, 2024, in connection with SPAC’s initial public offering, pursuant to which the Sponsor and other signatories (each of whom is a member of the board of directors and/or management team of SPAC) is subject to certain restrictions on transfer with respect to the Founder

Shares, SPAC Private Placement Units and SPAC Private Placement Warrants. Such restrictions on the Founder Shares have ended as of the date of this annual report. The restrictions on the SPAC Private Placement Warrants ended on 30 days after the completion of a business combination.

Company Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, SPAC, the Company and the Company Shareholder, entered into the Company Shareholder Support Agreement dated as of September 16, 2024. Pursuant to the Company Shareholder Support Agreement, the Company Shareholder agreed to, among other things, (i) vote its Company Ordinary Shares in favor of the Business Combination Agreement and the other documents contemplated thereby and the related transactions contemplated thereby, including the Merger, subject to the terms and conditions contemplated by the Company Shareholder Support Agreement and (ii) grant certain waivers and consents in connection therewith and with the Business Combination Agreement pursuant to the Company’s Governing Documents. During the period commencing on the date of the Company Shareholder Support Agreement and ending on the earlier of (a) the Merger Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.1 thereof, the Company Shareholder agreed not to transfer any Company Ordinary Shares. The Company and the SPAC also entered into a waiver and consent to the Company Shareholder Support Agreement to waive certain transfer restrictions on 30,102,200 Company Class A Ordinary Shares to be received by the Company Shareholder as set forth therein.

Lock-Up Agreement

The Sponsor, certain SPAC Key Holders and the Company Shareholder entered into the Lock-Up Agreement with the Company, dated as of August 7, 2025, pursuant to which the Sponsor, such SPAC Key Holders and the Company Shareholder agreed, subject to certain customary exceptions and except for the shares are waived from such restrictions as discussed below, not to transfer any Company Ordinary Shares beginning on the Closing Date and ending on the date that is twelve (12) months after the Closing Date. The Company Ordinary Shares that the Company Shareholder holds immediately after the Closing of the Business Combination (representing 98.26% of the total outstanding Company Ordinary Shares immediately prior to giving effect to the exercise of any Warrants) shall be subject to the Lock-Up Agreement in accordance with the terms and conditions thereunder.

Concurrently with the entry into the Lock-Up Agreement at the Closing of the Business Combination, the Company, the Company Shareholder and the Sponsor agreed to waive the lock-up restrictions on 30,102,200 Company Class A Ordinary Shares to be received by the Company Shareholder, 2,785,000 Company Class A Ordinary Shares to be received by the Sponsor and 90,000 Company Class A Ordinary Shares to be received by the SPAC Key Holders.

Registration Rights Agreement

According to the Business Combination, the Company, SPAC, the Company Shareholder and certain SPAC Shareholders entered into the Registration Rights Agreement, dated as of August 7, 2025, pursuant to which the Company agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act, and the holders party thereto, subject to certain requirements and customary conditions, were granted customary demand and piggyback registration rights.

The registration and shareholder rights agreement that was entered into by SPAC, the Sponsor and the other parties thereto in connection with SPAC’s initial public offering is terminated in its entirety. The Registration Rights Agreement will terminate on the earlier of (a) the seventh (7th) anniversary of the date of the Registration Rights Agreement or (b) the date as of which (i) all of the Registrable Securities (as defined therein) have been sold, pursuant to a registration statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the SEC)) or (ii) the Holders (as defined therein) of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale; provided, further, that with respect to any Holder, such Holder will have no rights under the Registration Rights Agreement and all obligations of the Company to such Holder under the Registration Rights Agreement shall terminate upon the earliest date (x) such Holder ceases to hold any Registrable Securities and (y) such Holder is permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale.

A&R Warrant Agreement

The Company, SPAC and the warrant agent thereunder entered into the A&R Warrant Agreement, dated as of August 7, 2025, pursuant to which, among other things, the Warrant Agreement is amended to cause each SPAC Warrant to represent the right to receive, from the Closing, a warrant to purchase one Company Class A Ordinary Share, on the terms and subject to the conditions set forth therein.

Other than in the ordinary course of business and other than those described under this item, “Item 4. Information on the Company” or “Item 7.B. Major Shareholders and Related Party Transactions-Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D. Exchange Controls

There is no exchange control legislation under Cayman Islands law, and accordingly, there are no exchange control regulations imposed under Cayman Islands law.

E. Taxation

The following summary of the material Cayman Islands, Japan, Indonesia and U.S. federal income tax consequences of an investment in our securities is based upon laws and relevant interpretations thereof in effect as of the date of the annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as any non-income tax consequences or any tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Japan, Indonesia and the United States.

Cayman Islands Taxation

The Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Cayman Companies Act and accordingly, is exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Payments of dividends and capital in respect of Class A Ordinary Shares and Warrants will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Class A Ordinary Shares and Warrants, nor will gains derived from the disposal of Class A Ordinary Shares and Warrants be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Cayman Islands ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Japan Taxation

Our Japanese subsidiaries, including Cloud Japan and Japan Biltech, are governed by the income tax law of Japan and are subject to income tax on their taxable income.

There are three types of income tax for corporations in Japan, including national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 30.62% for Cloud Japan and 34.59% for Japan Biltech for the year ended December 31, 2024 respectively, and approximately 30.62% for Cloud Japan and 22.33% for Japan Biltech for the year ended December 31, 2025 respectively.

Indonesia Taxation

Our Indonesia subsidiaries, including PT Cloud, PT Innovative, PT Ezmart and PT XY JAYA, are governed by Law No. 7 of 1983 on Income Tax (as amended) and are subject to corporate income tax rate of 22% on taxable income pursuant to Article 17 paragraph (1)(b) for the years ended December 31, 2024 and 2025.

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences applicable to the ownership and disposition of the Class A Ordinary Shares and Company Warrants (each a “Company Security”).

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final or temporary), published guidance of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Moreover, unless otherwise indicated, this discussion does not take into account proposed changes in such tax laws. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the ownership and disposition of Company Securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

This summary is limited to considerations relevant to beneficial owners of Company Securities that are U.S. Holders (as defined below) and that hold their Company Securities as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to U.S. Holders in light of their individual circumstances, including U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        U.S. expatriates or former long-term residents of the United States;

•        subchapter S corporations, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities or investors in any such entities;

•        brokers or dealers in securities, commodities or currencies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        grantor trusts and estates;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons required to accelerate the recognition of any item of gross income with respect to Company Securities as a result of such income being recognized on an applicable financial statement;

•        governments or agencies or instrumentalities thereof;

•        the Sponsor or its affiliates, officers or directors;

•        persons who received Company Securities through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the issued and outstanding Class A Ordinary Shares (excluding treasury shares); or

•        holders holding Company Securities as a position in a “straddle,” “wash sale,” “synthetic security,” “hedge,” “conversion transaction,” or other integrated investment or risk reduction transaction.

As used in this annual report, the term “U.S. Holder” means for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Company Securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of Company Securities. This discussion also does not discuss any effects of foreign currency fluctuations.

THIS SUMMARY IS FOR INFORMATION PURPOSES ONLY AND DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF COMPANY SECURITIES. THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING OR DISPOSING OF COMPANY SECURITIES FOR ANY PARTICULAR HOLDER DEPENDS ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE AND WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO THEM, IN LIGHT OF THEIR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES OF OWNING AND/OR DISPOSING OF COMPANY SECURITIES.

Distributions on Class A Ordinary Shares

Subject to the discussion in the section below entitled “Passive Foreign Investment Company Rules,” if the Company makes distributions of cash or property on the Class A Ordinary Shares, such distributions will, for U.S. federal income tax purposes, first constitute a dividend to the extent of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then constitute a tax-free return of capital to the extent of the U.S. Holder’s tax basis (but not below zero), with any excess constituting a capital gain realized from the sale or exchange of the Class A Ordinary Shares. Since the Company does not intend to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder generally would be required to treat all such distributions as dividends for U.S. federal income tax purposes.

Dividends paid to a U.S. Holder that is a taxable corporation will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Subject to the discussion in the section below entitled “Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) generally may be “qualified dividend income,” which is currently taxed at the lower applicable capital gains rate, provided that:

•        the Class A Ordinary Shares are readily tradable on an established securities market in the United States;

•        the Company is neither a PFIC (as discussed in the section below entitled “Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

•        the U.S. Holder satisfies certain holding period requirements; and

•        the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

IRS guidance clarifies that common shares will be treated as “readily tradable” on an established securities market in the United States if they are listed on such an established securities market. The Class A Ordinary Shares are listed on the Nasdaq, which is an established securities market for this purpose. Accordingly, the Class A Ordinary Shares will be considered readily tradable on an established securities market in the United States so long as they are so listed. However, there can be no assurance that the Company will not be treated as a PFIC in any taxable year, which would adversely impact eligibility for the lower tax rate for dividends paid with respect to Class A Ordinary Shares. See discussion in the section below entitled “Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower tax rate for dividends paid with respect to Class A Ordinary Shares.

Subject to certain exceptions, dividends on Class A Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain conditions and limitations, non-refundable non-U.S. withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. However, Treasury Regulations require non-U.S. income tax laws to meet certain requirements in order for taxes imposed under such laws to be eligible for credit. The Company has not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by the Company will be creditable. For this purpose, dividends distributed by the Company with respect to the Class A Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules relating to the foreign tax credits are complex and U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Company Securities

Subject to the discussion in the section below entitled “Passive Foreign Investment Company Rules” and, in the case of Company Warrants, in the section below entitled “Exercise, Lapse or Redemption of Company Warrants,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Company Securities in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Company Securities. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Company Securities generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Company Securities for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon a sale, exchange, redemption or other disposition of Company Securities, a U.S. Holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. Pursuant to Treasury Regulations, any such tax may not be a foreign income tax (regardless of any other income that the U.S. Holder may have that is derived from foreign sources). In such case, however, the non-creditable non-U.S. tax may reduce the amount realized on the sale or other disposition of the Company Securities. The rules relating to the foreign tax credits are very complex, and U.S. Holders should consult their own tax advisors regarding the ability to claim a foreign tax credit.

Exercise, Lapse or Redemption of Company Warrants

Subject to the discussion below in the section entitled “Passive Foreign Investment Company Rules,” and except as discussed below with respect to the cashless exercise of a Company Warrant, a U.S. Holder generally will not recognize taxable gain or loss on the exercise of a Company Warrant. The U.S. Holder’s tax basis in the Class A Ordinary Shares received upon exercise of a Company Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Company Warrant and the exercise price of such Warrant. It is unclear whether the U.S. Holder’s holding period for the Class A Ordinary Shares received upon exercise of a Company Warrant will begin on the date following the date of exercise or on the date of exercise of a Company Warrant; in either case, the holding period will not include the period during which the U.S. Holder held such Company Warrant. If a Company Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Company Warrant.

The tax consequences of a cashless exercise of a Company Warrant are not clear under current tax law. Subject to the discussion below in the section entitled “Passive Foreign Investment Company Rules,” a cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received generally should equal the U.S. Holder’s tax basis in the Company Warrants exercised therefor. If the cashless exercise is not a realization event (and also is not treated as being a recapitalization), it is unclear whether a U.S. Holder’s holding period in the Class A Ordinary Shares would be treated as commencing on the date following the date of exercise or on the date of exercise of a Company Warrant; in either case, the holding period would not include the period during which the U.S. Holder held such Company Warrant. If the cashless exercise is a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the Company Warrants exercised therefor.

It is also possible that a cashless exercise could be treated, in part, as a taxable exchange. In particular, it is possible that a U.S. Holder could recognize gain or loss with respect to the portion of the Company Warrants treated as surrendered to pay the exercise price of the U.S. Holder’s total Company Warrants being exercised (such Company Warrants treated as surrendered to pay the exercise price, the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the total exercise price of the Company Warrants being exercised and (ii) the U.S. Holder’s tax basis in the surrendered warrants. In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. Holder’s tax basis in the Company Warrants exercised plus the exercise price of such Company Warrants. It is unclear in this case whether a U.S. Holder’s holding period for Class A Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the Company Warrants; in either case, the holding period would not include the period during which the U.S. Holder held such Company Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Class A Ordinary Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise.

If the Company redeems Company Warrants for cash pursuant to the redemption provisions applicable to the Company Warrants or if the Company purchases Company Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed (except as discussed below under the section entitled “Passive Foreign Investment Company Rules”) as described in the section above “Sale, Exchange, Redemption or Other Taxable Disposition of Company Securities.”

Possible Constructive Distributions in respect of Company Warrants

The terms of each Company Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Company Warrant may be exercised or to the exercise price of the Company Warrant in certain events, as discussed in the section of this annual report entitled “ITEM 10. ADDITIONAL INFORMATION — B. Memorandum and Articles of Association — Warrants.” An adjustment that has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Company Warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment to the number of such Class A Ordinary Shares received upon exercise of the Company Warrants or to the exercise price of the Company Warrants increases the proportionate interest of the U.S. Holder of Company Warrants in the Company’s assets or earnings and profits (e.g., through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of a Company Warrant) as a result of a distribution (or a transaction treated as a distribution) of cash or other property, such as other securities, to the U.S. Holders of Class A Ordinary Shares, which is taxable to the U.S. Holders of such shares as a distribution. Such constructive distribution would be subject to tax as described in the section above entitled “Distributions on Class A Ordinary Shares” in the same manner as if the U.S. Holders of the Company Warrants received a cash distribution from the Company equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Company Securities could be materially different from that described above, if the Company is treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes.

1.      PFIC Rules, In General

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of the value of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets.

Under applicable tax rules, the determination of whether a non-U.S. corporation is a PFIC is made annually. However, subject to certain exceptions described below, once a non-U.S. corporation is treated as a PFIC with respect to a U.S. Holder for a taxable year, even if such corporation ceases to be a PFIC in a subsequent taxable year, such U.S. Holder may continue to be subject to the adverse tax consequences of the PFIC rules.

Based upon the Company’s financial statements and relevant market data, the Company believes it was not a PFIC for U.S. federal income tax purposes in 2025. However, whether the Company or any of its subsidiaries is a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Changes in the composition of the Company’s income or assets or the composition of any of its subsidiaries’ income or assets may cause the Company or one or more of its subsidiaries to be or become a PFIC for 2026 or subsequent taxable years.

If a non-U.S. corporation is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and the U.S. Holder did not make a timely and effective QEF Election (or QEF Election with a purging election) or MTM Election (each as defined below), such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its shares in such non-U.S. corporation and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its shares in such non-U.S. corporation during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares). Under these rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period in the applicable shares;

•        the amount of gain or excess distribution allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which the non-U.S. corporation was a PFIC, will be taxed as ordinary income;

•        the amount of gain or excess distribution allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the immediately preceding bullet above) of such U.S. Holder.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder owns Class A Ordinary Shares, absent a QEF Election (or a QEF Election along with a purging election) or an MTM Election, the Company will continue to be treated as a PFIC with respect to such U.S. Holder’s Class A Ordinary Shares unless (i) it ceases to be a PFIC and (ii) the U.S. Holder makes a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Class A Ordinary Shares at their fair market value on the last day of the last taxable year in which the Company is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described immediately above. After the deemed sale election, the Class A Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

If the Company is a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder of Class A Ordinary Shares generally will be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if the Company (or a subsidiary of the Company) receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC (even though such U.S. Holder would not receive the proceeds of those distributions or dispositions) or the U.S. Holder otherwise is deemed to have disposed of an interest in the lower-tier PFIC. An MTM Election (discussed below) generally would not be available with respect to such lower-tier PFIC. In addition, as a result of the lower-tier PFIC rules, if SPAC was treated as a PFIC for any taxable year included in the holding period of a U.S. Holder, SPAC will generally continue to be treated as a PFIC with respect to such U.S. Holder. There can be no assurance that the Company will have timely knowledge of the status of any lower-tier PFIC or provide information that may be required for a U.S. Holder to make or maintain a QEF election with respect to such lower-tier PFIC, and U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

2.      QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of shares in a non-U.S. corporation that is a PFIC will depend on whether the U.S. Holder has made a timely and effective election to treat the non-U.S. corporation as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period for its shares during which the non-U.S. corporation qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above under the subsection entitled “— 1. PFIC Rules, In General.” As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement (described below), to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances.

A U.S. Holder that makes a timely and effective QEF Election (or a QEF Election with a purging election) generally will not be subject to the adverse PFIC rules discussed above with respect to their shares. As a result, such U.S. Holder generally should not recognize taxable income, gain or loss under the PFIC rules discussed under the subsection above entitled “— 1. PFIC Rules, In General” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the non-U.S. corporation, whether or not such amounts are actually distributed. Upon receiving a written request by a U.S. Holder that has made (or whose direct and/or indirect owners have made) a QEF Election in accordance with applicable Treasury Regulations, the Company shall use commercially reasonable efforts to make available income statement and balance sheet data reasonably necessary for such U.S. Holder (or direct and/or indirect owner of such shareholder) to comply with the requirements of such QEF Election.

The impact of the PFIC rules on a U.S. Holder will also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a non-U.S. corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC or on a non-U.S. exchange that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (an “MTM Election”). If such an election is available and has been made by a U.S. Holder, such U.S. Holder generally will not be subject to the adverse PFIC rules discussed under the subsection above entitled “— 1. PFIC Rules, In General” with respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of its taxable year over its adjusted basis in its shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The U.S. Holder’s basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its shares will be treated as ordinary income.

As long as Class A Ordinary Shares are traded on the Nasdaq, as they currently are and as they may continue to be, Class A Ordinary Shares should be considered “marketable stock” for purposes of making a MTM Election. However, a MTM Election generally cannot be made for equity interests in any lower-tier PFICs that are owned by the Company, unless shares of such lower-tier PFIC are themselves “marketable”. As a result, even if a U.S. Holder validly makes a MTM Election with respect to Class A Ordinary Shares, the U.S. Holder may continue to be subject to the adverse PFIC rules discussed under the subsection above entitled “— 1. PFIC Rules, In General” with respect to the U.S. Holder’s indirect interest in any of subsidiaries of the Company that are treated as an equity interest in a PFIC. U.S. Holders are urged to consult their own tax advisers in this regard.

3.      Application of the PFIC Rules to Company Warrants

The application of the PFIC rules to U.S. Holders of Company Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that the QEF Election does not apply to options and no MTM Election is currently available with respect to options. If a U.S. Holder sells or otherwise disposes of the Company Warrants (other than upon exercise of such Company Warrants) and the Company were a PFIC at any time during the U.S. Holder’s holding period of such Company Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described in the subsection above entitled “— 1. PFIC Rules, In General.” The rules relating to “excess distributions” discussed above, will continue to apply with respect to Class A Ordinary Shares resulting from the exercise of Company Warrants if the Company was a PFIC during a U.S. Holder’s holding period (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Company Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. U.S. Holders are urged to consult their own tax advisors as to the application of the rules governing purging elections to their particular circumstances.

U.S. Holders are urged to consult their own tax advisors as to the application of the PFIC rules to the Company Warrants.

4.      PFIC Reporting Requirements

A U.S. Holder that owns (or is deemed to own, including as a result of the ownership of a warrant) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF Election or an MTM Election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS and may result in significant penalties.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Foreign Financial Asset Reporting

Certain U.S. Holders may be required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000 at the end of a taxable year or $75,000 at any time during a taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds). The Company Securities are expected to constitute foreign financial assets subject to these requirements unless held in an account at certain financial institutions. U.S. Holders should consult their own tax advisers regarding the application of these and other applicable reporting requirements.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders on Company Securities (including constructive dividends), and the proceeds received on the sale or other taxable disposition of Company Securities effected within the United States (and, in certain situations, outside the United States), in each case, other than U.S. Holders that are exempt recipients. Information reporting requirements will also apply to redemptions from U.S. Holders of Company Securities. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE TO HOLDERS OF COMPANY SECURITIES. EACH SUCH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMPANY SECURITIES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-4 (File No. 333-285821), initially declared effective on March 31, 2025 and subsequently amended by a post-effective amendment which was declared effective on May 1, 2025, to register certain of our Class A Ordinary Shares and Warrants in relation to our Business Combination. We have also filed with the SEC a related registration statement on F-1 (File No. 333-290504), as amended, declared effective on September 30, 2025, to register certain of our Warrants and the Class A Ordinary Shares underlying the Warrants.

We are subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the

SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Our reporting currency is USD. Our subsidiaries incorporated in Japan, Indonesia, Singapore, Korea, France, Italy, Hong Kong and the United States generally use their respective local currencies as their functional currencies, including JPY, IDR, SGD, KRW, EUR, HKD and USD. We are exposed to foreign exchange risk in respect of our operating activities when we purchase goods or services in geographic areas or collect customer payments using transaction currencies other than USD. Our exposure to foreign exchange risk will increase as the provision of our goods and services expanded to other markets, such as Southeast Asia, which are denominated in foreign currencies, contributes a greater share of our revenues.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instrument to manage the interest risk exposure during the years ended December 31, 2023, 2024 and 2025.

Inflation risk

Inflationary factors, such as increases in raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenues if the revenues do not increase with such increased costs.

Credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash, accounts receivable, amounts due from related parties and deposits within other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash are held with financial institutions that Group’s management believes to be high credit quality. Based on the Group’s historical experiences in collection of other receivables and amounts due from related parties, the Group consider the credit risk of these receivables to be low. Management regularly conducts assessment on expected credit losses arising from non-performance by these counterparties

Liquidity risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2024 and 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2025. The material weaknesses identified relate to:

(1)    Our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC;

(2)    Our lack of formal risk assessment process and internal control framework over financial reporting, including lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks in internal control, and lack of sufficient IT general controls designed and implemented surrounding the key financial related systems.

We have implemented and plan to implement a number of measures as follow to address the material weaknesses:

(1)    We will recruit staff with knowledge of U.S. GAAP in our financial reporting department, and are in the process of and establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirement. Currently, we engaged a consulting firm with experience on U.S GAAP and SEC regulations to advise on complex accounting transactions, and standardize our financial reporting function.

(2)    We are continuing to (i) set up system of internal control framework with formal documentation of polices in place, strengthening corporate governance with independent directors and audit committee; (ii) develop a group-wide risk assessment process to allow early detection, prevention and resolution of potential risks related to internal control, and (iii) strengthening the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors — Risks Relating to Polibeli’s Business and Industry — If Polibeli fails to maintain an effective system of internal control over financial reporting, its ability to produce accurate financial statements timely or comply with applicable regulations could be impaired.”

(b) Management’s annual report on internal control over financial reporting.

Not applicable.

ITEM 16.  [RESERVED]

ITEM 16.A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of two members and is chaired by Cong Cheng. Each of Cong Cheng and Asséré Marc satisfies the “independence” requirements of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Cong Cheng qualifies as an “audit committee financial expert.”

ITEM 16.B.        CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its employees, officers, and directors. This includes the Company’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The Company intends to disclose on its website any future amendments of the Code of Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or the directors from provisions in the Code of Business Conduct and Ethics.

ITEM 16.C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with the professional service rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm for the fiscal years ended December 31, 2023, 2024 and 2025. We did not pay any other fees to our auditor during the periods indicated below.

	For the years ended December 31,
	2023		2024		2025
Audit fees(1)	US$	315,650	US$	492,800	US$	513,250

____________

(1)      “Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Marcum Asia CPAs LLP, including audit services and audit-related services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.       CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the corporate governance listing standards in the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards in the Nasdaq Stock Market Rules. Currently, we have relied on and intend to continue to rely on some of our home country exemptions for corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards in the Nasdaq Stock Market Rules. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq. See “Item 3. Key Information — D. Risk Factors — As the Company is a “foreign private issuer” and intends to follow certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of the Nasdaq.”

ITEM 16.H.       MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.         INSIDER TRADING POLICIES

The Company has adopted an insider trading policy which prohibits its executives, other employees and directors from: (i) trading in its securities while in possession of material undisclosed information about the Company; and (ii) entering into certain derivative-based transactions that involve, directly or indirectly, securities of the Company, during a restricted period. A copy of the Company’s Insider Trading Policy is attached as an exhibit to this annual report.

ITEM 16.K.       CYBERSECURITY

Risk Management and Strategy

We have implemented cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy, governance and reporting of cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity management framework to address both internal and external threats. This framework encompasses daily monitoring, incident response and regular review, and spans multiple security domains, including networks, hosts, and application layers. In day-to-day monitoring, we deploy a variety of technical solutions to collect real-time threat information in order to prevent and detect risks and vulnerabilities in cybersecurity. We currently utilize third-party operated tools to detect and control cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The Company Board plays an active role in monitoring cybersecurity risks, including in connection with data protection, and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. In addition to regular reports from each of the Company Board’s committees, the Company Board receives regular reports from our management on material cybersecurity risks and the degree of our exposure to those risks, from cyber-attacks to infrastructure vulnerabilities, including the risk of data breach. While the Company Board oversees our cybersecurity risk management, our management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The consolidated financial statements of Polibeli Group Ltd and its subsidiaries are included at the end of this annual report on Form 20-F.

ITEM 19.  EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1

Form of Amended and Restated Memorandum and Articles of Association of Polibeli Group Ltd (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

2.1

Specimen Ordinary Share Certificate of Polibeli Group Ltd (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

2.2

Specimen Warrant Certificate of Polibeli Group Ltd (included in Exhibit 4.3) (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

2.3

Form of Amended & Restated Warrant Agreement by and among Chenghe Acquisition II Co., Polibeli Group Ltd and Continental Stock Transfer & Trust Company (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

2.4

Form of Registration Rights Agreement by and among Polibeli Group Ltd, Chenghe Acquisition II Co., Chenghe Investment II Limited and certain other parties thereto (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

2.5*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934
4.1

Business Combination Agreement, dated as of September 16, 2024, by and among Chenghe Acquisition II Co., Polibeli Merger One Limited and Polibeli Group Ltd (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

4.2

Sponsor Support Agreement, dated as of September 16, 2024, by and among Polibeli Group Ltd and Chenghe Acquisition II Co., Chenghe Investment II Limited (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

4.3

Company Shareholder Support Agreement, dated as of September 16, 2024, by and among Polibeli Group Ltd, Chenghe Acquisition II Co., and shareholder of Polibeli Group Ltd (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

4.4

Form of Lock-Up Agreement by and among Polibeli Group Ltd, Chenghe Investment II Limited and certain other parties thereto (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

4.5

Form of Indemnification Agreement between Polibeli Group Ltd and its directors and executive officers (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

4.6

Form of Executive Employment Agreement between Polibeli Group Ltd and its executive officers (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

Exhibit Number	Description of Document
4.7

Loan Agreement between Hong Kong Xinyun Trading Limited and Tian Xing Cloud (Singapore) Supply Chain Pte. Ltd., dated April 1, 2024 (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

4.8

English Translation of Supplemental Agreement of Loan Agreement between Hong Kong Xinyun Trading Limited and Tian Xing Cloud (Singapore) Supply Chain Pte. Ltd., dated September 26, 2024 (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

4.9

2024 Equity Incentive Plan of Polibeli Group Ltd (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

8.1*	List of Subsidiaries of Polibeli Group Ltd
11.1

Code of Business Conduct and Ethics of Polibeli Group Ltd (incorporated by reference to the Company’s registration statement on Form F-4 and the proxy statement/prospectus included therein (File No. 333-285821) and filed with the SEC on April 25, 2025).

11.2*	Insider Trading Policy of Polibeli Group Ltd
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Executive Compensation Recovery Policy of Polibeli Group Ltd

____________

*        Filed herewith

**      Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Polibeli Group Ltd
By:	/s/ Fucheng Yan
Name:	Fucheng Yan
Title:	Director and Chairman

Date: April 24, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

POLIBELI GROUP LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of POLIBELI GROUP LTD (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in deficit and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

New York, New York

April 24, 2026

POLIBELI GROUP LTD
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar, except for share data, or otherwise noted)

	Note	As of December 31,
		2024	2025
ASSETS
Current assets:
Cash	3(e)	$2,646,635	$1,798,141
Accounts receivable, net	4	5,471,432	7,965,701
Inventories	5	4,276,738	2,601,327
Advances to suppliers		2,744,692	1,358,857
Amount due from related parties	13	536,423	1,489,730
Prepaid expenses and other current assets, net	6	1,511,963	1,440,467
Assets held for sale	7	2,000,116	—
Total current assets		19,187,999	16,654,223

Non-current assets:
Property and equipment, net	8	298,705	265,182
Operating lease right-of-use assets, net	12	421,544	500,073
Deferred offering cost	2(h)	1,051,425	—
Other non-current assets, net		83,845	115,064
Total non-current assets		1,855,519	880,319
TOTAL ASSETS		$21,043,518	$17,534,542

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable		760,325	1,684,166
Short-term borrowings	9	—	3,458,369
Current portion of long-term borrowings	9	504,702	17,748
Amount due to related parties, current	13	9,820,064	4,064,273
Advances from customers	3(o)	394,254	103,609
Accrued expenses and other current liabilities	10	1,089,463	3,775,790
Operating lease liabilities, current	12	330,243	305,801
Optional Early Termination (“OET”) derivative liability	14	—	5,591,515
Total current liabilities		12,899,051	19,001,271

Non-current liabilities
Long-term borrowings	9	17,792	—
Amount due to related parties, non-current	13	32,647,212	43,793,130
Operating lease liabilities, non-current	12	118,460	158,926
Total non-current liabilities		32,783,464	43,952,056
TOTAL LIABILITIES		45,682,515	62,953,327

POLIBELI GROUP LTD
CONSOLIDATED BALANCE SHEETS — (Continued)

(In U.S. Dollar, except for share data, or otherwise noted)

	Note	As of December 31,
		2024	2025
Deficit
Class A ordinary shares (par value of $0.00001 per share; 3,000,000,000 shares authorized, 312,720,720 and 319,108,190 issued and outstanding as of December 31, 2024 and 2025, respectively)*	15	3,127	3,191
Class B ordinary shares (par value of $0.00001 per share; 1,000,000,000 shares authorized, 47,279,280 and 47,279,280 issued and outstanding as of December 31, 2024 and 2025, respectively)*	15	473	473
Prepaid forward repurchase receivable	14	—	(30,308,158)
Additional paid-in capital*		1,661,184	17,651,579
Accumulated deficit		(26,956,340)	(32,926,445)
Accumulated other comprehensive income		652,559	160,575
Total shareholders’ deficit attributable to Polibeli Group Ltd		(24,638,997)	(45,418,785)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$21,043,518	$17,534,542

____________

*        Par value of ordinary shares, additional paid-in capital, and share data have been retroactively restated to give effect to the Reverse Recapitalization related to the Business Combination completed on August 7, 2025. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

POLIBELI GROUP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollar, except for per share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2023	2024	2025
Revenues (including revenues from related parties of US$2,022,691, US$282,206 and US$891,282 for the year ended December 31, 2023, 2024 and 2025, respectively)	3(o), 3(ab)	$22,791,538	$30,226,939	$26,419,714
Cost of revenues (including cost of revenues from related parties of US$4,849,877, US$6,762,837 and US$3,631,304 for the year ended December 31, 2023, 2024 and 2025, respectively)		(21,758,592)	(29,078,294)	(24,479,141)
Gross profit		1,032,946	1,148,645	1,940,573

Operating expenses
Selling and marketing expenses		(3,265,269)	(4,016,204)	(2,734,349)
General and administrative expenses		(4,076,003)	(6,708,210)	(6,766,136)
Total operating expenses		(7,341,272)	(10,724,414)	(9,500,485)
Loss from operations		(6,308,326)	(9,575,769)	(7,559,912)

Other income/(expenses)
Gain on fair value change of OET derivative liability	14	—	—	2,481,099
Other income, net		171,740	451,649	479,499
Financial expenses, net		(587,272)	(1,854,671)	(1,361,727)
Total other (expenses)/income, net		(415,532)	(1,403,022)	1,598,871

Loss before income tax expense		(6,723,858)	(10,978,791)	(5,961,041)
Income tax expense	11	(2,831)	—	(9,064)
Net loss		$(6,726,689)	$(10,978,791)	$(5,970,105)

Other comprehensive (loss)/income:
Foreign currency translation adjustment		(151,551)	1,181,947	(491,984)
Total comprehensive loss		$(6,878,240)	$(9,796,844)	$(6,462,089)

Loss per ordinary share attributable to shareholders of Polibeli Group Ltd*
Basic and diluted	3(y), 18	$(0.02)	$(0.03)	$(0.02)

Weighted average number of ordinary shares outstanding*
Basic and diluted		360,000,000	360,000,000	362,554,988

____________

*        Par value of ordinary shares and share data have been retroactively restated to give effect to the Reverse Recapitalization related to the Business Combination completed on August 7, 2025. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

POLIBELI GROUP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(In U.S. Dollars, except for share, or otherwise noted)

		Class A Ordinary Shares*		Class B Ordinary Shares*		Paid in capital	Additional paid-in capital	Prepaid forward repurchase receivable	Capital receivables from shareholders	Accumulated deficit	Accumulated other comprehensive (loss)/income	Total shareholders’ deficit attributable to Polibeli Group Ltd	Non- controlling interests (“NCI”)	Capital receivables from NCI	Total shareholders’ deficit
	Note	Shares*	Amount	Shares*	Amount
			US$		US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022		312,720,720	3,127	47,279,280	473	6,525,668	897,788	—	(2,337,213)	(9,250,860)	(377,837)	(4,538,854)	212,454	(212,454)	(4,538,854)
Net loss		—	—	—	—	—	—	—	—	(6,726,689)	—	(6,726,689)	—	—	(6,726,689)
Reorganization effect**	1(c), 16	—	—	—	—	(144,868)	—	—	—	—	—	(144,868)	—	—	(144,868)
Capital injection	13	—	—	—	—	31,886	—	—	2,337,213	—	—	2,369,099	—	—	2,369,099
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(151,551)	(151,551)	1,980	(1,980)	(151,551)
Balance as of December 31, 2023		312,720,720	3,127	47,279,280	473	6,412,686	897,788	—	—	(15,977,549)	(529,388)	(9,192,863)	214,434	(214,434)	(9,192,863)
Net loss		—	—	—	—	—	—	—	—	(10,978,791)	—	(10,978,791)	—	—	(10,978,791)
Reorganization effect**	1(c), 16	—	—	—	—	(6,412,686)	763,396	—	—	—	—	(5,649,290)	—	—	(5,649,290)
Equity repurchase from non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	(214,434)	214,434	—
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	1,181,947	1,181,947	—	—	1,181,947
Balance as of December 31, 2024		312,720,720	3,127	47,279,280	473	—	1,661,184	—	—	(26,956,340)	652,559	(24,638,997)	—	—	(24,638,997)
Net loss		—	—	—	—	—	—	—	—	(5,970,105)	—	(5,970,105)	—	—	(5,970,105)
Reverse Recapitalization transaction*	1(b)	6,387,470	64	—	—	—	18,672,943	—	—	—	—	18,673,007	—	—	18,673,007
Prepaid forward share repurchase transaction***	14	—	—	—	—	—	—	(30,546,975)	—	—	—	(30,546,975)	—	—	(30,546,975)
Capitalization of offering costs related to Business Combination	3(h)	—	—	—	—	—	(2,686,855)	—	—	—	—	(2,686,855)	—	—	(2,686,855)
Exercise of OET	14	—	—	—	—	—	4,307	238,817	—	—	—	243,124	—	—	243,124
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(491,984)	(491,984)	—	—	(491,984)
Balance as of December 31, 2025		319,108,190	3,191	47,279,280	473	—	17,651,579	(30,308,158)	—	(32,926,445)	160,575	(45,418,785)	—	—	(45,418,785)

____________

*        Par value of ordinary shares, additional paid-in capital, and share data have been retroactively restated to give effect to the Reverse Recapitalization related to the Business Combination completed on August 7, 2025. (Note 1)

**      Represents the reorganization transaction as discussed in Note 1(c) and Note 16.

***    Payment related to the prepaid forward share repurchase transaction was made from the Trust Account of Chenghe Acquisition II Co. immediately before the closing of Business Combination.

The accompanying notes are an integral part of these consolidated financial statements.

POLIBELI GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. Dollar, except for share, or otherwise noted)

	Note	For the Years Ended December 31,
		2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(6,726,689)	$(10,978,791)	$(5,970,105)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision of expected credit loss	3(g), 4, 6	470,265	525,289	2,742,620
Write-down of inventories	3(i)	99,761	156,453	115,849
Depreciation and amortization	8	120,041	250,625	177,938
Amortization of operating lease right-of-use assets		410,042	334,128	342,992
Provision/(reversal on provision) of refund liabilities		2,334	(1,065)	1,547
Gain/(loss) from early termination of an operating lease		(35,845)	—	4,107
Unrealized loss of foreign exchange		177,533	657,504	111,621
Gain from disposal of property and other equipment		—	(227,797)	(320,716)
Gain on fair value change of derivative liability		—	—	(2,481,099)
Changes in operating assets and liabilities:
Accounts receivable		(87,617)	(2,727,412)	(4,978,637)
Inventories		1,746,905	(850,886)	1,679,859
Advances to suppliers		(554,897)	(869,836)	1,498,233
Prepaid expenses and other current assets		(286,670)	93,338	(146,833)
Amount due from related parties		(150,360)	12,552	(952,469)
Other non-current assets		(99,125)	71,431	—
Accounts payable		642,152	212,272	1,037,972
Accrued expenses and other current liabilities		325,636	377,122	(1,480,689)
Amount due to related parties		1,250,249	7,840,500	2,963,874
Advances from customers		(1,521,442)	(123,561)	(295,486)
Operating lease liabilities		(493,976)	(299,143)	(405,497)
Net cash used in operating activities		$(4,711,703)	$(5,547,277)	$(6,354,919)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(1,995,847)	(119,292)	(154,969)
Disposal of property and other equipment		—	1,781,754	2,427,025
Receipt of deposit for disposal transaction of a building		—	63,545	—
Net cash (used in)/provided by investing activities		$(1,995,847)	$1,726,007	$2,272,056

CASH FLOWS FORM FINANCING ACTIVITIES
Capital injection	13	2,369,099	—	—
Payment to related parties for equity transfer of operating subsidiaries		—	(5,389,467)	—
Proceeds from related parties		5,134,247	12,318,641	5,887,375
Proceeds from short term borrowings		—	—	3,458,369
Proceeds from long-term borrowings		782,917	—	—

POLIBELI GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In U.S. Dollar, except for share, or otherwise noted)

	Note	For the Years Ended December 31,
		2023	2024	2025
Repayments of long-term borrowings		(350,690)	(1,033,697)	(531,027)
Payment of deferred offering costs		—	—	(26,369)
Repayments of loans from related parties	13	(851,187)	(2,173,372)	(6,119,288)
Proceeds from exercise of OET	14	—	—	238,817
Cash inflow from reverse recapitalization		—	—	256,775
Net cash provided by financing activities		$7,084,386	$3,722,105	$3,164,652

Effect of exchange rate changes		$(9,176)	$(221,946)	$69,717
Net change in cash		367,660	(321,111)	(848,494)

Cash beginning of the year		2,600,086	2,967,746	2,646,635
Cash end of the year		$2,967,746	$2,646,635	$1,798,141

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid		$2,834	$46	$94,325
Interest expense paid		$51,148	$20,908	$3,339
Cash paid for operating leases		$552,534	$386,370	$382,277

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Additions of operating lease right-of-use assets in exchange of operating lease liabilities		$565,415	$19,986	$715,386
Disposal of operating lease right-of-use assets in exchange of operating lease liabilities		$(430,592)	$—	$(302,558)
Deferred offering costs paid by related parties in the current period		$—	$1,051,425	$1,524,770
Unpaid deferred offering costs incurred in the current period		$—	$—	$84,291

The accompanying notes are an integral part of these consolidated financial statements.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)    Corporate History

History of Polibeli Group Ltd

Polibeli Group Ltd (the “Company” or “Polibeli”) was incorporated under the laws of the Cayman Islands on March 12, 2024 as an exempted company with limited liability. Polibeli with its subsidiaries (collectively referred to as the “Polibeli Group”) are principally engaged in global goods trading and others to facilitate circulation of goods with aim to make global trading easier.

History of Chenghe Acquisition II Co.

Chenghe Acquisition II Co. (“CHEB” or “Chenghe”) is blank check company incorporated as a Cayman Islands exempted company on January 15, 2024. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The registration statement for Chenghe’s Initial Public Offering (“Initial Public Offering”) was declared effective on June 10, 2024.

(b)    Reverse Recapitalization

On August 7, 2025 (the “Closing Date”), the Company consummated the business combination described further below. A Business Combination Agreement (“BCA”) dated as of September 16, 2024, was entered into by and among (i) the Company; (ii) Chenghe Acquisition II Co., a special purpose acquisition company (“SPAC”); and (iii) Polibeli Merger One Limited (“Merger Sub”), a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company.

The Business Combination was effected on August 7, 2025, through the merger of the Merger Sub with and into Chenghe, with Merger Sub ceasing to exist and Chenghe being the surviving company and a direct, wholly owned subsidiary of the Company. The Company and its subsidiaries together with Chenghe formed the Group (the “Group”) thereafter referred to in these consolidated financial statements. (such transactions, collectively, the “Merger Transaction” or “Business Combination”). The Company’s Class A ordinary shares (“Company Class A ordinary shares”) commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “PLBL” on August 8, 2025.

Upon and immediately after the closing of the Merger Transaction,

(1)    The authorized share capital of the Company of US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each was re-designated as 5,000,000,000 shares of Company Ordinary Shares of a par value of US$0.00001 each, comprising 3,000,000,000 Class A Ordinary Shares, 1,000,000,000 Class B Ordinary Shares and 1,000,000,000 shares of such class or classes (however designated) as the board of directors may determine in accordance with the A&R Company Listing Articles. All 500,000,000 ordinary shares of the Company held by the existing shareholders of the Company before the Merger Transaction were recapitalized into 312,720,720 Company Class A ordinary shares and 47,279,280 Company Class B ordinary shares, using recapitalization factor of 0.7200 (“Recapitalization Factor”).

(2)    6,387,470 Class A Ordinary Shares of the Company were issued to the then shareholders of Chenghe, including (i) public shareholders who held 3,202,470 Class A ordinary shares of Chenghe after the redemption; (ii) Chenghe Investment II Limited (the “Sponsor”) and the underwriters who held 310,000 Class A ordinary shares of Chenghe before Merger transaction; and (iii) the Sponsor who held 2,875,000 Class B ordinary shares of Chenghe.

(3)    The Company assumes all of the rights, title and interests in and to the existing warrant agreement and the all of the obligations and liabilities of the warrants previously issued by Chenghe, including 4,312,495 warrants issued to the then public shareholders of Chenghe (collectively “Public Warrants”),

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

and 154,999 warrants issued to the Sponsors (collectively “Private Placement Warrants”) through a private placement (“Private Placement”) simultaneously with the closing of the initial public offering of Chenghe. Each Public Warrant and Private Warrant can be exercised at an exercise price of US$11.50 in exchange for one Company Ordinary Share.

The Merger Transaction was accounted for as a reverse recapitalization (“Recapitalization”) in accordance with US GAAP. Pursuant to the Mergers above stated, Polibeli Group was deemed the accounting acquirer, based on the following factors:

•        Former shareholders of Polibeli Group hold a majority ownership interest in the Company;

•        Former shareholders of Polibeli Group have the right to nominate, appoint and remove the majority of the members on the board of directors of the Company;

•        Polibeli Group’s existing senior management team comprises senior management of the Company;

•        Polibeli Group is the larger entity in terms of substantive operations and employee base; and

•        Polibeli Group’s operations comprise the ongoing operations of the Company.

Accordingly, for accounting purposes, the financial statements of the listed entity represent a continuation of the financial statements of Polibeli Group. Chenghe was not only the legal acquiree in the Merger Transaction, but also was treated as the accounting acquiree. As Chenghe does not meet the definition of a “business” for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Polibeli Group issuing shares for the net assets of Chenghe, accompanied by a recapitalization. The net assets of Chenghe were stated at historical cost, with no goodwill or other intangible assets recorded. The consolidated financial statements reflect: (i) the historical operating results of Polibeli Group prior to the Recapitalization; (ii) the combined operating results of Polibeli Group and Chenghe following the consummation of the Recapitalization; (iii) the assets and liabilities of the Polibeli Group and Chenghe at their historical cost; and (iv) all applicable share and per share amounts of the Company retrospectively adjusted to reflect the effects of the Recapitalization.

After giving the aforementioned effect, the number of ordinary shares issued and outstanding immediately following the consummation of the Business Combination was as follows:

Number of Ordinary Shares
Class A ordinary shares issued to the existing shareholders of Polibeli Group	312,720,720
Class B ordinary shares issued to the existing shareholders of Polibeli Group	47,279,280
Class A ordinary shares issued to public shareholders of Chenghe	3,202,470
Class A ordinary shares issued to the Sponsor and underwriters of Chenghe	2,875,000
Class A ordinary shares issued to the Sponsor of Chenghe through the Private Placement	310,000
Total issued and outstanding ordinary shares after Business Combination	366,387,470

The par value of ordinary shares of the Company changed from $0.0001 prior to the Recapitalization to $0.00001 after the Recapitalization, respectively. The par value of ordinary shares, subscription receivables and share data were adjusted retrospectively for all the historical periods presented.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The weighted average number of ordinary shares outstanding used in computing loss per ordinary share — basic and diluted was also adjusted retrospectively from 500,000,000 and 500,000,000, to 360,000,000 and 360,000,000 for the years ended December 31, 2023 and 2024, respectively. Net loss per share is also retrospectively restated using the historical weighted average number of ordinary shares outstanding multiplied by the Recapitalization Factor. The loss per ordinary share before and after the retrospective adjustments of comparative historical period are as follows:

	For the years ended December 31,
	2023		2024
Loss per ordinary share	Before Adjustment	After Adjustment	Before Adjustment	After Adjustment
– Basic and diluted	$(0.01)	$(0.02)	$(0.02)	$(0.03)

(c)     Reorganization of Polibeli Group

Polibeli was incorporated by Xingyun International Company Limited (“Xingyun International”) on March 12, 2024 in the Cayman Islands as its wholly-owned subsidiary. The operating subsidiaries as listed below (the “Operating Subsidiaries”) were established from 2016 to 2024, with business footprint covering Asia and Europe. Before the establishment of the Company, the Operating Subsidiaries were all ultimately controlled by the Company’s parent company, Xingyun International. Before merging with Chenghe, Polibeli Group undertook the following steps to effect a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”) to make the Company as the parent company of all the Operating Subsidiaries through a series of equity transfer of the Operating subsidiaries from Xingyun International to Polibeli, with details as follow:

•        From September to December in 2023, 100% equity interests of Cloud France, Cloud Korea, Cloud Italy and Cloud America were transferred from Yun Yuan (HK) Trading Co., Ltd (“Yun Yuan HK”), which is ultimately controlled by Xingyun International, to Cloud Singapore in exchange for cash. The considerations transferred equals the paid-in capital value at formation of these entities, representing EUR50,000 for Cloud France, KRW38,000,000 for Cloud Korea, and EUR50,000 for Cloud Italy. Cloud America was transferred at a nominal consideration of US$1 as the registered capital investment has not been paid by Yun Yuan HK. The legal and commercial ownership of the subsidiaries have been transferred to Cloud Singapore in 2023, and the respective considerations have been settled in cash in 2024.

•        In February 2024, 100% equity interests of Singapore International was transferred from Hong Kong Xinyun Trading Limited (“Xinyun Trading”), which is ultimately controlled by Xingyun International, to Cloud Singapore in exchange for US$1, as the paid-in capital value at formation of these entities has not been paid by Xinyun Trading. The legal and commercial ownership have been transferred to Cloud Singapore.

•        In March 2024, 99% equity interests of PT Ezmart and PT Cloud and its subsidiaries (including PT Innovative and PT XY Jaya) were transferred from Yun Yuan HK to Cloud Singapore at a total consideration amounted to IDR52,740 million which was settled in cash in April 2024.

•        In March 2024 and April 2024, 100% equity interests of Cloud Japan and Japan Biltech were transferred from Hong Kong Xinyun Logistics Trading Ltd (“Xinyun Logistics”) and Yun Yuan HK to Cloud Singapore, respectively. The equity considerations of Cloud Japan and Japan Biltech are the paid-in capital injected at formation of these entities, amounted to JPY305 million and JPY5 million, respectively. All the considerations has been settled in cash in April 2024.

•        In March 2024, Polibeli was incorporated as a wholly-owned subsidiary of Xingyun International. As of the incorporation date, the total authorized share capital is US$50,000.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

•        After a series of equity transfer aforementioned, Cloud Singapore held 100% equity interest of the other Operating Subsidiaries (except for 99% equity interest of PT Cloud, PT Innovative, PT Ezmart; and 67% equity interest of PT XY Jaya). On May 27, 2024, the equity interest of Cloud Singapore was transferred from Xinyun Trading to Polibeli at a consideration of US$10,000.

The main purpose of the Reorganization was to establish a Cayman holding company for the existing business in preparation for the overseas listing. Immediately before and after the Reorganization completed on May 27, 2024 as described above, Polibeli together with the Operating Subsidiaries were under the same ultimate control of Xingyun International. Polibeli Group has accounted for the Reorganization as transaction between entities under common control.

(d)    Equity repurchase from non-controlling interests

In August, 2024, 32% equity interest of PT XY Jaya were transferred from non-controlling interests to PT Cloud at a nominal consideration, as paid-in capital value at formation of the entity has not been paid by the non-controlling interests; and 1% equity interest of PT Cloud, PT Innovative, PT Ezmart and PT XY Jaya were transferred from non-controlling interests to Singapore International also at a nominal consideration. Upon consummation of the legal and commercial ownership transfer, Polibeli would hold 100% equity interest of all the Operating Subsidiaries.

As of December 31, 2025, all the subsidiaries of the Group are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Ownership	Principal Activities
Tian Xing Cloud (Singapore) Supply Chain Pte. Ltd (“Cloud Singapore”)	May 17, 2021	Singapore	100%	Trading
Tianxingyun International Trade Pte. Ltd (“Singapore International”)	February 27, 2020	Singapore	100%	Trading
Tian Xing Cloud (America) Supply Chain Ltd (“Cloud America”)	April 22, 2021	The United States	100%	Trading
Tian Xing Cloud (France) Supply Chain (“Cloud France”)	August 30, 2021	France	100%	Trading
Tian Xing Cloud Supply Chain Korea Ltd (“Cloud Korea”)	September 7, 2021	Korea	100%	Trading
Tianxing Cloud (Italy) Supply Chain Srl (“Cloud Italy”)	September 20, 2021	Italy	100%	Trading
Kouun Syoji Co., Ltd (“Cloud Japan”)	May 13, 2016	Japan	100%	Trading
Biltech Ltd (“Japan Biltech”)	November 16, 2021	Japan	100%	Trading
PT Tian Xing Cloud Supply Chain Indonesia (“PT Cloud”)	May 17, 2021	Indonesia	100%	Trading
PT Innovative Cloud Indonesia (“PT Innovative”)	April 5, 2023	Indonesia	100%	Trading
PT Ezmart Electronic Commerce Indonesia (“PT Ezmart”)	June 29, 2022	Indonesia	100%	Trading
PT Xingyunindo Jaya Niaga (“PT XY JAYA”)	November 29, 2022	Indonesia	100%	Trading
Polibeli Trading (Hong Kong) Limited (“Polibeli HK”)	June 20, 2024	Hong Kong	100%	Trading

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of Incorporation	Place of Incorporation	Percentage of Ownership	Principal Activities
Jiaxing Yunpu Yuexing Technology Co., Ltd (“Jiaxing Yunpu”)	November 7, 2025	China	100%	Trading
Shenzhen Baoli Beili Technology Co., Ltd (“Shenzhen Baoli”)	November 27, 2025	China	100%	Trading
Hangzhou Baoli Beili Technology Co., Ltd (“Hangzhou Baoli”)	November 25, 2025	China	100%	Trading
Chenghe Acquisition II Co. (“CHEB” or “Chenghe”)	January 15, 2024	Cayman Islands	100%	Holding Company

2.      GOING CONCERN

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of US$6,726,689, US$10,978,791 and US$5,970,105, and net cash used in operating activities of US$4,711,703, US$5,547,277 and US$6,354,919 for the years ended December 31, 2023, 2024 and 2025 respectively. As of December 31, 2025, the Group had accumulated deficit of US$32,926,445, and negative working capital of US$2,347,048. Overall, the Group evaluates the adverse factors including the historical adverse financial performance and expected loss-making situation in a foreseeable period and initial establishment of certain subsidiaries to inevitably incur start-up costs in research and development as well as market expansion activities. Such conditions in the aggregate indicated a substantial doubt regarding the Group’s ability to continue as a going concern.

The Group intends to meet the cash requirements for the next twelve months from the issuance date of consolidated financial statements through the following mitigation plans:

(1)    On October 30, 2024, Polibeli HK, a subsidiary of the Group, entered into a loan agreement with a related party, Xinyun Logistics, pursuant to which Xinyun Logistics will provide a loan amount up to US$2,000,000 with no subjection to conditions or covenant in the terms. The loan term under this contract is 5 years, starting from the actual drawdown date of the loan. The annual interest rate for the first and the second calendar year in the agreement is 4.2%, and the annual interest rate in subsequent years shall be implemented according to the annual interest rate as announced by Xinyun Logistics, which is mainly subject to factors such as market interest rate fluctuations and the borrower’s financial status. As of December 31, 2025, Polibeli HK drew down US$1,748,514 and repaid US$1,662,987 of the loan under the loan agreement.

On March 25, 2026, the Company entered into a supplemental financial support letter with Xinyun Logistics, pursuant to which Xinyun Logistics will provide a financial support amount up to US$27,000,000.

As a result, there are US$28,914,473 unutilized amount in the line with credit offered by Xinyun Logistics as of the issuance date of the consolidated financial statement.

(2)    On September 28, 2025, Polibeli HK entered into a Trade Finance Facility Agreement with The Bank of East Asia (China) Limited Shenzhen Branch(“BEA”), and a supplementary agreement was signed on October 20, 2025 pursuant to the aforementioned facility agreement. Pursuant to the agreements, BEA provides Polibeli HK with a revolving trade finance facility of US$7,149,905(RMB50,000,000) in equivalents value with no additional conditions or covenants attached to the terms, which is available for such varieties as import letter of credit issuance, import bill advance and import invoice financing, each with a corresponding sub-limit of RMB50,000,000 in equivalent value and all revolving within the facility term. The validity period of the facility is five years starting from the date of the agreement execution. The financing interest rate for each single drawdown under the facility shall be subject to the written

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

2.      GOING CONCERN (cont.)

notice confirmed by BEA based on the currency and variety of the financing. The Company made an aggregate drawdown of US$3,458,369 for the year ended December 31, 2025 and US$1,234,553 during January 2026. Therefore, as of the issuance date of the consolidated financial statements, there is an unutilized amount of US$2,456,983 in the lines of credit offered by BEA.

(3)    The Group makes continuous efforts to improve operating efficiency, standardize operations to reduce discretionary spending, enhance cost controls, and create synergy of allocated resources. However, there is no assurance that the measure can be achieved as planned.

Taking into consideration all these actions mentioned above, management concluded that the substantial doubt on the Group’s ability to continue as a going concern can be alleviated through the effective implementation of the mitigation plans. As a result, the management prepared the consolidated financial statements assuming the Group will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b)    Basis of consolidation

The consolidated financial statements include the financial statements of Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries with Chenghe have been eliminated upon consolidation.

(c)     Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to provision of allowance for expected credit losses, estimates for inventory provisions, and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)    Foreign currency

The Group’s reporting currency is United States dollars (‘‘US$’’ or ‘‘$’’). The Group’s subsidiaries incorporated in Japan, Indonesia, Singapore, Korea, France, Italy, Hong Kong and the United States generally use their respective local currencies as their functional currencies, including Japanese Yen (‘‘JPY’’), Indonesian Rupiah (“IDR”), Singapore Dollars (“SGD”), Korean Won (“KRW”), Euro (“EUR”), and US$. The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC’) Topic 830, Foreign Currency Matters.

In preparing the financial statements of each individual group entity, transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange gains and losses resulting from the settlement of monetary items, and the retranslation of monetary items, are recorded as foreign currency exchange gain or loss included in “Financial expenses, net” in the consolidated financial statements of operations and comprehensive loss.

For the purpose of presenting the consolidated financial statements, the Group entities with functional currencies other than the US$, translate their operating results and financial position into US$, the Group’s reporting currency. Assets and liabilities in foreign currencies are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ deficit. The US$ against IDR exchange rates are obtained from Jakarta Interbank Spot Dollar Rate (“JISOR”) published by Bank Indonesia, while other exchange rates are obtained from H.10 statistical release of the U.S. Federal Reserve Board.
Year-end spot rate	As of December 31,
	2024	2025
US$ against JPY	157.3700	156.8000
US$ against KRW	1,477.8600	1,444.5500
US$ against SGD	1.3662	1.2859
US$ against EUR	0.9661	0.8521
US$ against IDR	16,090.0000	16,720.0000
US$ against RMB	7.2993	6.9931
Average rate	For the years ended December 31,
	2023	2024	2025
US$ against JPY	140.5001	151.4551	149.5686
US$ against KRW	1,306.7637	1,363.4381	1,421.3963
US$ against SGD	1.3428	1.3363	1.3065
US$ against EUR	0.9245	0.9242	0.8845
US$ against IDR	15,236.4300	15,844.4435	16,459.8904
US$ against RMB	7.0809	7.1957	7.1875

(e)     Cash

Cash consists of cash in banks and cash on hand. The Group maintains cash with various financial institutions in different countries at where it has operations. As of December 31, 2024 and 2025, substantially all of the Group’s cash were held in reputable financial institutions located in the Japan, Europe, Korea and Indonesia. The Group has not experienced any losses in bank accounts and believes it is not exposed to any credit risks on its cash in bank accounts.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash as reported in the consolidated balance sheets are presented in denomination currency as follows:
	As of December 31,
	2024		2025
Cash	Amount	USD Equivalent	Amount	USD Equivalent
JPY	145,308,205	923,354	124,802,919	795,937
USD	149,775	149,775	404,127	404,127
EUR	580,500	600,869	179,027	210,106
KRW	714,445,264	483,432	277,898,918	192,378
IDR	6,189,767,295	384,697	2,660,036,579	159,097
Others	various	104,508	various	36,496
Total		2,646,635		1,798,141

(f)     Accounts receivable, net

Accounts receivable represent the amounts that the Group has an unconditional right to consideration. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for credit losses. As of December 31, 2024 and 2025, the allowance for credit losses for the Group’s accounts receivable was US$680,922 and US$2,355,443, respectively.

(g)    Expected credit losses

On January 1, 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, replacing the previous incurred loss impairment model, which makes allowances when there is substantial doubt as to the collectability and a loss is determined to be probable.

The Group’s accounts receivable and deposits in prepaid expenses and other current assets, net are within the scope of ASC 326. The Group maintains an estimated allowance for credit losses to reduce them to the amount that it believes will be collected. The Group has identified the relevant risk characteristics of its customers and the related receivables and deposits in prepaid expenses and other current assets, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, and current economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. The Group adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual bad debts. If there is strong evidence indicating that these financial assets are likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. The balance of these financial assets is written off after all collection efforts have been exhausted. For the years ended December 31, 2023, 2024 and 2025, the Group recognized expected credit loss of US$470,265, US$525,289 and US$2,742,620 respectively.

(h)    Deferred offering costs

Deferred offering costs consist of underwriting, legal, consulting and other expenses incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering. Should the offering prove to be unsuccessful, these

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

deferred costs, as well as additional expenses to be incurred, will be charged to operations. Immediately before the Business Combination, the Group had capitalized deferred offering costs of US$2,686,855, and all the deferred offering costs were charged against shareholders’ equity upon consummation of the Business Combination.

(i)     Inventories

Inventories are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and variable selling expenses. Cost of inventories is determined using moving weighted average method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. Additionally, the cost of inventory with shelf life should be written down if the products are expired. Inventory write-downs of US$99,761, US$156,453 and US$115,849 were recorded for the years ended December 31, 2023, 2024 and 2025, respectively.

(j)     Assets held for sale

The Group determines to classify a long-lived asset as held for sale in which the following criteria are met: (i) once management has the authority to approve and commits to a plan to sell the long-lived asset; (ii) the long-lived asset is available for immediate sale; (iii) there is an active program to locate a buyer and other actions required to complete the plan to sell the long-lived asset; (iv) the sale of the property is probable and the transfer of the property is expected to occur within one year. Upon the determination to classify a long-lived asset as held for sale, the Group ceases recording further depreciation and amortization relating to the associated assets and those assets are measured at the lower of its carrying amount or fair value less disposition costs and are presented separately in the consolidated balance sheets.

(k)    Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:
Category	Estimated useful lives	Residual value
Office equipment and furniture	2 – 5 years	5%
Vehicles	3 – 4 years	5%

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive loss in other income or expenses.

(l)     Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the years ended December 31, 2023, 2024 and 2025, no impairment of long-lived assets was recognized.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)   Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•        Level 2 — Include other inputs other than quoted prices in active market; and

•        Level 3 — Unobservable inputs which are supported by little or no market activity that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepaid expenses and other current assets, amount due from related parties, other non-current assets, accounts payable, other payables included in accrued expenses and other current liabilities, amount due to related parties, short-term borrowing and long-term borrowing. As of December 31, 2024 and 2025, the carrying amounts of the current financial assets and liabilities approximate their fair values due to the short-term maturity. The carrying amount of non-current liabilities including long-term borrowing approximates their fair value as the related interest rates approximate market rates for similar debt instruments of comparable maturities.

The OET derivative liability is measured at fair value on a recurring basis and is classified as Level 3 within the fair value hierarchy. Its fair value is determined using the Black-Scholes option pricing model, which incorporates both observable inputs (stock price and risk-free rate) and significant unobservable input (expected volatility). Expected volatility is estimated based on the historical volatility of a set of comparable public companies, adjusted for the specific circumstances of the Group.

(n)    Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. The Group did not identify any significant commitments or contingencies as of December 31, 2024 and 2025.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)    Revenue recognition

The Group generates revenues from global goods trading and others.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenues are recorded net of value-added taxes and consumption tax.

Global goods trading

The Group generates revenue from global goods trading by entering into contracts with customers, covering Asia and Europe. The majority of the Group’s revenue is derived from sale of global goods. The Group recognizes revenue at a point in time when the goods have been received and accepted by the customers. The price of goods is fixed and sales return is usually offered for a period of within 30 days which make the contract consideration variable arising from return allowances. The Group estimates the variable consideration based on the volatility of markets and its past experience with similar types of product sales, and include the amounts of variable consideration in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Such estimates are made using the ‘expected value’ method and is updated as and when additional information is available. Liabilities for variable consideration were included in “Accrued expenses and other current liabilities”. The Group recognizes the revenue at a point of time upon the customers’ acceptance of goods that reflects the control already transferred to the customers.

The Group considers itself the principal and recognizes revenues from global goods trading on a gross basis through the following considerations:

•        The Group is primarily responsible for fulfilling the promise to provide agreed-upon goods, in the aspect of sourcing and determining vendors, contracting with customers and vendors separately, maintaining efficient supply chain including transportation and warehousing, as well as resolving complaints and arranging return of goods due to quality issue, etc.

•        The Group assumes inventory risk, in the aspect of obtaining legal title for the accepted goods before transferring to the customers and bearing risk of potential loss due to factors such as physical damage, decline in value, or obsolescence, without unconditional return right against the vendors.

•        The Group has discretion in establishing the price with the consideration of credit risk of the customers, market demand and transportation cost rather than being limited by the other party to a range or a specified floor of price.

Others

The Group also derives revenues from providing other services, such as global brand operations services and sales promotion services that are ancillaries to global goods trading business, mainly to provide marketing support and online platform account management for merchants who run shops on online platforms. Revenues generated from other services is recognized over the service period.

The Group provides assurance-type warranties that its products will function as intended and comply with agreed-upon specifications. The Group does not offer any service-type warranties or other services in addition to this basic assurance. Therefore, these warranties are not accounted for as separate performance obligations under ASC 606, but rather as warranty liabilities under ASC 460.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised goods or services to its clients and when the clients pay for those goods or services will be one year or less.

The following table disaggregates the Group’s revenue by major sources:
	For the years ended December 31,
	2023	2024	2025
By revenue type
Global goods trading	$21,877,126	$29,037,915	$24,146,468
Others	914,412	1,189,024	2,273,246
Total	$22,791,538	$30,226,939	$26,419,714

The following table summarizes the Group’s revenues recognized at a point in time or over time:
	For the years ended December 31,
	2023	2024	2025
Timing of revenue recognition
At a point in time	$21,877,126	$29,037,915	$24,146,468
Over time	914,412	1,189,024	2,273,246
Total	$22,791,538	$30,226,939	$26,419,714

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. Other than accounts receivable, the Company had no other material contract assets recorded on its consolidated balance sheets as of December 31, 2024 and 2025, respectively.

The contract liabilities consist of advances from customers, which represent the cash received for goods and services in advance of revenue recognition and is recognized as revenue when the Group fulfills its performance obligation. The Group’s advances from customers amounted to US$394,254 and US$103,609 as of December 31, 2024 and 2025, respectively. During the years ended December 31, 2023, 2024 and 2025, the Group recognized US$2,115,808, US$332,068 and US$372,323 revenue that was included in advances from customers balance at January 1, 2023, 2024 and 2025, respectively.

(p)    Cost of revenues

Cost of revenues primarily consists of procurement cost, freight-in cost, and to a lesser degree, packaging supplies cost, payroll costs as well as impairment cost due to inventory write-downs.

(q)    Selling and marketing expenses

Selling and marketing expenses mainly consist of payroll expenses, office and utilities expenses, advertising and sales commission expenses, and other expenses related to sales personnel.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)     General and administrative expenses

General and administrative expenses mainly consist of payroll expenses, operation and support expenses, professional service expenses, expected credit loss of financial assets, rental expenses, depreciation expenses, office and utilities expenses, and other expenses related to general corporate functions.

(s)     Employee benefit

Laws require the Group’s entities incorporated to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basis compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the consolidated statements of operations and comprehensive loss amounted to US$280,472, US$331,797 and US$212,766 for the years ended December 31, 2023, 2024 and 2025, respectively.

(t)     Leases

The Group enters into lease agreements for office spaces.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Group as a lessee

Operating lease ROU assets

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding discounted lease payments at the commencement date. Lease payments included in the measurement of the lease liabilities comprise fixed lease payments, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. The Group uses the Group’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

Lease liabilities are measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options. The Group has elected not to present short-term leases on the consolidated balance

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term.

Group as a lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is recognized over the non-cancellable lease term on a straight-line basis and is included in revenue in the consolidated statement of operations and comprehensive loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Group does not have any sales-type or direct financing leases for the years ended December 31, 2023, 2024 and 2025.

(u)    Income taxes

The Group accounts for income taxes under ASC 740. Income taxes consists of current taxes and deferred taxes. Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, based on a more-likely-than-not threshold, to reduce deferred tax assets to the amount expected to be realized. The Group’s ability to realize deferred tax assets depends on each individual entity’s ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in income tax expense.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)     Value-added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from goods trading and other revenue. The Group records revenues net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The primary applicable rate of VAT is listed below:

Japan

The Japanese subsidiary is subject to consumption tax. The Consumption Tax Act (Act No. 108 of December 30, 1988, as amended) provides for a multi-step, broad-based tax imposed on most transactions on goods and services in Japan. Consumption tax is assessed at each stage of the manufacturing, importing, wholesale, and retail process. The current consumption tax rate is generally 10%, with an 8% rate applying to a limited number of exceptions.

Indonesia

The Indonesian subsidiary is subject to value-added tax. VAT collection is based on the accrual principle, whereby VAT must be collected at the time of delivery of taxable goods or services. VAT is applicable on deliveries of goods and services within Indonesia at a rate of 11% and VAT on export of goods is zero-rated.

Subsidiaries incorporated in other countries are subject to the respective applicable value added tax rates of the countries where they are resident, with a range from 7% to 22%.

(w)    Non-controlling interest

For the Group’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of operation and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s consolidated balance sheets.

(x)    Comprehensive loss

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net loss.

(y)     Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z)     Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Group’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time warrant issuance and as of each subsequent balance sheet date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Currently, the Group accounts for its outstanding warrants as equity-classified instruments under equity treatment at its assigned value.

(aa)  Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(ab) Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one principal reportable segment as defined by ASC 280. The single reportable segment contains product revenues derived from global goods trading, and service revenues that are ancillaries to global goods trading business.

The primary measurement of segment profit or loss is reported in the consolidated statements of operations as the total net loss. The measurement of segment assets is reported in the consolidated balance sheets as total assets. The CODM uses segment profit or loss to monitor budget versus actual results, and also in competitive analysis by benchmarking to the Group’s competitors at the same development stage. CODM uses current assets in assessing the working capital of the Group, and non-current assets in planning the budget for capital expenditure. Within the information provided, the CODM specifically reviews payroll expenses, office and utilities expenses, and advertising and sales commission expenses under selling and marketing expenses; and payroll expenses and rental expenses under general and administrative expenses. These expense categories are considered as significant segment expenses, which are reviewed and monitored by the CODM to manage the overall budget spending and operation efficiency of the Group. Other operating expenses are reviewed in aggregate.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table presents the key metrics reviewed by CODM to evaluate the segment’s performance:
	For the years ended December 31,
	2023	2024	2025
Revenues	$22,791,538	$30,226,939	$26,419,714
Cost of revenues	(21,758,592)	(29,078,294)	(24,479,141)
Selling and marketing expenses:	(3,265,269)	(4,016,204)	(2,734,349)
Payroll expenses	(2,188,178)	(2,328,412)	(1,520,582)
Office and utilities expenses	(516,805)	(1,120,638)	(539,500)
Advertising and sales commission expense	(314,878)	(413,111)	(543,319)
Others	(245,408)	(154,043)	(130,948)
General and administrative expenses:	(4,076,003)	(6,708,210)	(6,766,136)
Payroll expenses	(1,506,147)	(2,335,705)	(1,772,369)
Rental expenses	(543,828)	(696,961)	(426,196)
Others	(2,026,028)	(3,675,544)	(4,567,571)
Total other (expenses)/income, net	(415,532)	(1,403,022)	1,598,871
Income tax expense	(2,831)	—	(9,064)
Net loss	$(6,726,689)	$(10,978,791)	$(5,970,105)

The following table disaggregates the Group’s revenues by primary geographical markets based on the location of customers for the years ended December 31, 2023, 2024 and 2025.
	For the years ended December 31,
	2023	2024	2025
Japan	$15,520,578	$16,103,600	$10,813,920
Indonesia	3,818,385	11,069,030	5,817,295
Hongkong	—	—	4,737,670
Europe	2,035,737	1,467,784	4,318,216
Others(1)	1,416,838	1,586,525	732,613
Total revenues	$22,791,538	$30,226,939	$26,419,714

____________

(1)      No revenues of individual region in others exceeded 10% of the Group’s total revenues for the years ended December 31, 2023, 2024 and 2025.

The following table disaggregates the geographic information of the Group’s long-lived assets, which consist of property and equipment and operating lease right-of-use assets, as of December 31, 2024 and 2025.
	As of December 31,
	2024	2025
Indonesia	$456,315	$429,904
Singapore	119	168,425
Japan	92,924	166,859
Europe	170,707	—
Others(1)	184	67
Total long-lived assets	$720,249	$765,255

____________

(1)      No long-lived assets of individual region in others exceeded 10% of the Group’s total long-lived assets as of December 31, 2024 and 2025.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table disaggregates the Group’s revenues by products and services for the years ended December 31, 2023, 2024 and 2025. Product revenues relate to sales of household appliances, consumer electronic accessories, skincare products, maternity and baby products, oral-care products, health-care products, watches and accessories, toys and game products, cosmetics products, and other products. Service revenues relate to revenues from other services, such as global brand operations services and sales promotion services that are ancillaries to global goods trading business.
	For the years ended December 31,
	2023	2024	2025
Product revenues:
Household appliances	$4,561,964	$8,806,349	$7,653,415
Skincare products	3,765,753	2,374,728	3,780,815
Maternity and baby products	—	117,437	3,410,700
Consumer electronic accessories	4,315,804	7,140,303	3,383,534
Oral-care products	3,188,687	5,023,175	2,566,897
Health-care products	2,429	1,117,975	1,265,622
Watches and accessories	163,698	1,014,867	890,816
Toys and game products	2,365,144	1,443,526	484,298
Cosmetics products	2,912,957	1,532,947	398,249
Other products	600,690	466,608	312,122
Subtotal	$21,877,126	$29,037,915	$24,146,468
Service revenues	914,412	1,189,024	2,273,246
Total revenues	$22,791,538	$30,226,939	$26,419,714

(ac) Recently issued accounting pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

Recently issued accounting pronouncements issued but not yet adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure update and simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For each individual amendment, the effective date is the date on which the SEC’s removal of

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the related disclosure from Regulation S-X or Regulation S-K becomes effective. For all other entities, the amendments will be effective two years later from that same trigger date. If the SEC has not removed the related disclosure from its regulations by June 30, 2027, the specific amendment will be removed from the Codification and will not become effective for any entity. The Group is in the process of evaluating the effect of the adoption of this ASU.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted, and entities may apply the amendments in this update prospectively or retrospectively to all prior periods presented in the financial statements. As an emerging growth company (“EGC”) under the JOBS Act, the Group intends to use the extended transition period available to non-public business entities and has not early adopted ASU 2023-09. Accordingly, the Group plans to adopt the new standard in its fiscal year beginning January 1, 2026. The Group is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements and related disclosures.

In November 4, 2024, the FASB has released ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business (“PBEs”) entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. PBEs shall apply the amendments in this update either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets”. It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. The Group does not expect to adopt this guidance early and the adoption of this ASU is expected to have an immaterial impact on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements”. This Update targets improvements to the guidance for interim financial reporting to enhance the consistency and comparability of information provided in interim periods. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

4.      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	As of December 31,
	2024	2025
Accounts receivable	$6,152,354	$10,321,144
Provision of expected credit loss	(680,922)	(2,355,443)
Accounts receivable, net	$5,471,432	$7,965,701

The movement of the allowance for expected credit loss is as follows:

	For the years ended December 31,
	2023	2024	2025
Balance as of the beginning of the year	$(119,455)	$(526,173)	$(680,922)
Expected credit loss provision	(440,322)	(312,394)	(2,557,207)
Write-off	—	100,156	820,517
Exchange difference	33,604	57,489	62,169
Balance as of the end of the year	$(526,173)	$(680,922)	$(2,355,443)

5.      INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2024	2025
Goods for sale	$4,231,407	$2,017,985
Goods in transit	45,331	583,342
Inventories	$4,276,738	$2,601,327

Inventories include products available for sale and goods in transit. The Group reviews its inventories periodically to determine if any write-downs are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

6.      PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	As of December 31,
	2024	2025
Deposits	$439,929	$609,851
Deductible input VAT, net	535,323	445,792
Refund receivable from a supplier(1)	202,860	92,935
Others	340,714	461,528
Total	1,518,826	1,610,106
Provision for expected credit loss	(6,863)	(169,639)
Prepaid expenses and other current assets, net	$1,511,963	$1,440,467

____________

(1)      The outstanding balance as of December 31, 2025 was scheduled to be refunded by the supplier in May 2026.

The movement of the allowance for expected credit loss is as follows:

	For the years ended December 31,
	2023	2024	2025
Balance as of the beginning of the year	$(28,196)	$(57,609)	$(6,863)
Expected credit loss provision	(29,943)	(36)	(185,413)
Write-off	—	49,980	14,717
Exchange difference	530	802	7,920
Balance at the end of the year	$(57,609)	$(6,863)	$(169,639)

7.      ASSETS HELD FOR SALE

Assets held for sale consisted of the following:

	As of December 31,
	2024	2025
Building held for sale	$2,000,116	$—
Assets held for sale	$2,000,116	$—

As of December 31, 2024, the Group’s subsidiary, Cloud Japan, had a building classified as held for sale and had entered into a purchase and sale agreement for the sale of this property for a gross sales price of US$2,382,919 (JPY375,000,000), and the Group had received US$65,583 (JPY10,000,000) as deposit for the transaction. The Group recorded the building held for sale at the lower of its carrying amount or fair value less disposition costs, which was $2,000,116 as of December 31, 2024. The Group sold this property in March 2025 and realized a gain on disposal of property of US$320,716.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

8.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2024	2025
Office equipment and furniture	$399,951	$532,730
Vehicles	108,575	104,488
Total	508,526	637,218
Less: accumulated depreciation	(209,821)	(372,036)
Total property and equipment, net	$298,705	$265,182

Depreciation expenses of property and equipment totaled US$120,041, US$250,625 and US$177,938 for the years ended December 31, 2023, 2024 and 2025, respectively. In October 2024, the Group sold the building of Japan Biltech for a gross sales price of US$1,781,754 (JPY280,000,000) and realized US$222,763 gain from disposal of the property. In March 2025, the Group sold the building of Cloud Japan for a gross sales price of US$2,382,919(JPY375,000,000) and realized US$320,716 gain from disposal of the property.

9.      BORROWINGS

The Group had the below borrowings for working capital purpose:

Short-term borrowings

	Annual Interest Rate	Maturity	As of December 31,
			2024	2025
Short-term borrowing:
The Bank of East Asia, Limited	4.56%	May, 2026	$—	$878,844
The Bank of East Asia, Limited	4.39%	June, 2026	—	2,020,031
The Bank of East Asia, Limited	2.89%	June, 2026	—	559,494
Total short-term borrowing			$—	$3,458,369

On September 28, 2025, the Group entered into a trade financing credit facility agreement with Bank of East Asia, with a credit limit equivalent to US$7,149,905(CNY50,000,000). This credit facility can be utilized on a revolving basis during a five-year term since the effective date of the agreement. This credit facility was jointly guaranteed by Shenzhen Tianxing Cloud Supply Chain Limited, Xinyun Logistics Trading Limited, Xingyun International Company Limited, and Mr. Wei Wang.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

9.      BORROWINGS (cont.)

The weighted average interest rate of short-term borrowings was 4.5% for the year ended December 31, 2025.

Long-term borrowings

	Annual Interest Rate		Maturity	As of December 31,
				2024		2025
				Long-term	Long-term (current portion)	Long-term	Long-term (current portion)
Long-term borrowings:
Japan Finance Corporation(i)	0.36	%/1.26%	March, 2026	$17,792	$53,377	$—	$17,748
Sumitomo Mitsui Banking Corporation(ii)	1 – Month TIBOR	*+1.34%	December, 2026	—	250,969	—	—
Sumitomo Mitsui Banking Corporation(iii)	1.2%		June, 2026	—	200,356	—	—
Total long-term borrowings				$17,792	$504,702	$—	$17,748

____________

*        TIBOR is an acronym for Tokyo Interbank Offered Rate, which is the daily reference rate derived from interest rates that banks charge to lend funds to other banks in the Japanese interbank market.

As of December 31, 2024 and 2025, the current portion of the long-term borrowings is US$504,702 (JPY79,425,000) and US$17,748 (JPY2,782,815) respectively.

The weighted average interest rate of long-term borrowings was 0.9%, 1.5% and 1.2% for the years ended December 31, 2023, 2024 and 2025, respectively.

(i)     On May 31, 2021, the Group entered into a loan agreement to borrow funds of JPY40,000,000 (US$255,102) with Japan Finance Corporation during the period from May 31, 2021 to March 31, 2026. The annual interest rate of the loan is 0.36% from May 31, 2021 to May 31, 2024 and 1.26% from June 1, 2024 to March 31, 2026. The Group repays JPY700,000 (US$4,464) every month after June 30, 2021, until the loan maturity date.

(ii)    On December 17, 2021, the Group entered into a loan agreement to borrow funds of JPY94,900,000 (US$605,230) with Sumitomo Mitsui Banking Corporation during the period from December 17, 2021 to December 17, 2026. The Group repays JPY1,583,000 (US$10,096) every month after January 31, 2022, until the loan maturity date. The bank borrowing was collateralized by a pledge of a building owned by Cloud Japan. As the building of Cloud Japan was sold in March 2025, the remaining outstanding loan balance was fully repaid on March 31, 2025 accordingly.

(iii)   On June 18, 2021, the Group entered into a loan agreement to borrow funds of JPY100,000,000 (US$637,755) with Sumitomo Mitsui Banking Corporation during the period from June 18, 2021 to June 18, 2026. The Group repays JPY1,670,000 (US$10,651) every month after July 31, 2021, until the loan maturity date. The bank borrowing was guaranteed by Tokyo Credit Guarantee Corporation, an unaffiliated guarantee service provider. The Group has repaid the remaining outstanding loan balance on March 31, 2025.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

10.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
Professional service fees payable(1)	$—	$2,628,319
VAT and other tax payable	241,437	437,756
Accrued daily operation expenses	294,226	250,598
Salary and welfare payables	272,118	177,503
Sales deposit	59,743	104,223
Staff reimbursement payable	109,312	102,612
Advances on disposal of property	65,583	—
Others	47,044	74,779
Total	$1,089,463	$3,775,790

____________

(1)      Professional service fees payable represent mainly accrued legal fees and audit fees incurred by Chenghe for the Business Combination.

11.    TAXATION

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

Japan

The Group’s Japanese subsidiaries, including Cloud Japan and Japan Biltech, are governed by the income tax law of Japan and are subject to income tax on their taxable income.

There are three types of income tax for corporations in Japan, including national corporate income tax, inhabitant tax, and enterprise tax in Japan, which in the aggregate, resulted in the statutory income tax rate of approximately 30.62% for Cloud Japan for the years ended December 31, 2023, 2024 and 2025. For Japan Biltech, the statutory income tax rate was 34.59% for the years ended December 31, 2023 and 2024, and 22.33% for the year ended December 31, 2025.

Indonesia

The Group’s Indonesia subsidiaries, including PT Cloud, PT Innovative, PT Ezmart and PT XY JAYA, are governed by the income tax law of the Indonesia and are subject to income tax rate of 22% on their taxable income for the years ended December 31, 2023, 2024 and 2025.

Hong Kong Special Administrative Region (“HKSAR”)

The Group’s Hong Kong subsidiary, Polibeli HK, are governed by the income tax law of HKSAR and are subject to income tax on their taxable income.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

11.    TAXATION (cont.)

According to Tax (Amendment) (No. 3) Ordinance 2018 published by HKSAR government, effective April 1, 2018, under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. Polibeli HK was elected to use the above-mentioned two-tiered profit tax rate since inception.

Others

Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident.

Loss before income tax expense is attributable to the following geographic locations:

	For the year ended December 31,
	2023	2024	2025
Indonesia	$(3,347,542)	$(6,049,691)	$(3,555,920)
Japan	(1,382,178)	(994,972)	(3,178,754)
Hong Kong	—	—	59,692
Cayman Islands	—	(1,159,141)	1,785,424
Others	(1,994,138)	(2,774,987)	(1,071,483)
Total loss before income tax expense	$(6,723,858)	$(10,978,791)	$(5,961,041)

For the years ended December 31, 2023, 2024 and 2025, the details of income tax expense are set forth below:

	For the years ended December 31,
	2023	2024	2025
Current income tax	$2,831	$—	$9,064
Deferred income tax	—	—	—
Total income tax expense	$2,831	$—	$9,064

Since the Japanese subsidiaries of the Group incurred the majority of revenue and accumulated operating loss carried forward historically, a reconciliation between the income tax expense determined at the Japanese statutory tax rate and the actual income tax expense of the Group is as follows:

	For the years ended December 31,
	2023	2024	2025
Loss before income tax expense	$(6,723,858)	$(10,978,791)	$(5,961,041)
Computed income tax benefit with statutory tax rate*	(2,058,845)	(3,361,706)	(1,825,271)
Impact of different tax rates in other jurisdictions	509,425	1,167,944	(109,809)
Tax effect of non-deductible items	85,351	1,562	17,425
Effect of changes in tax rates	—	—	11,696
Changes in valuation allowance on deferred tax assets	1,466,900	2,192,200	1,915,023
Income tax expense	$2,831	$—	$9,064
Effective income tax rate	(0.04)%	—	(0.15)%

____________

*        The statutory rate of the largest subsidiary in Japan, which stands at 30.62%, is applied.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

11.    TAXATION (cont.)

As of December 31, 2024 and 2025, the significant components of the deferred tax assets are summarized below:

	As of December 31,
	2024	2025
Deferred tax assets:
Net operating loss carried forward	$5,032,067	$6,174,854
Accrued expenses	332,869	108,724
Allowance for doubtful accounts	187,874	613,303
Lease liabilities	129,200	746,490
Impairment of inventory	63,517	42,528
Others	423	431
Total deferred tax assets	5,745,950	7,686,330
Less: valuation allowance	(5,626,785)	(7,570,490)
Total deferred tax assets, net of valuation allowance	119,165	115,840

Deferred tax liabilities:
Right-of-use assets	(119,165)	(115,840)
Total deferred tax liabilities	(119,165)	(115,840)
Deferred tax assets, net	$—	$—

Changes in valuation allowance are as follows:

	As of December 31,
	2023	2024	2025
Balance at the beginning of the year	$2,298,025	$3,764,925	$5,626,785
Additions	1,466,900	2,192,200	1,939,960
Release	—	—	(24,937)
Exchange difference	—	(330,340)	28,682
Balance at the end of the year	$3,764,925	$5,626,785	$7,570,490

As of December 31, 2024 and 2025, the Group had net operating loss carryforwards of approximately US$20,541,250 and US$27,380,637, respectively, which arose from the Group’s subsidiaries located in different countries. Each company’s net operating loss carryforwards is subject to tax authorities’ review. As of December 31, 2024 and 2025, deferred tax assets from the net operating loss carryforwards amounted to US$5,032,067 and US$6,174,854, respectively. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The valuation allowance is considered on an individual entity basis. As of December 31, 2024 and 2025, the full valuation allowances on deferred tax assets are provided because the Group believes that it is more-likely-than-not that all of the subsidiaries will not be able to generate sufficient taxable income in the near future based upon the level of historical taxable income and projections for future taxable income, to realize the deferred tax assets carried-forwards. Accordingly, US$5,626,785 and US$7,570,490 valuation allowance has been established as of December 31, 2024 and 2025, respectively.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

11.    TAXATION (cont.)

As of December 31, 2025, net operating loss carryforwards will expire, if unused, in the following amounts:

Amount
2026	$10,218
2027	745,529
2028	3,178,638
2029	5,578,730
2030	3,723,222
2031	1,821,465
2032	1,290,856
2033	798,002
2034	1,060,265
2037	285,859
2038	210,385
2039	284,037
2040	61,720
Indefinitely	8,331,711
Total	$27,380,637

Uncertain tax positions

The Group is required to file the final corporate income and consumption tax returns in Japan within two months after each taxable period ends. As of December 31, 2025, in Japan tax jurisdiction, corporate income tax returns for the tax years ended April 30, 2021 through 2025 for Cloud Japan are subject to examination by the tax authorities.

The Group files income tax returns to Directorate General of Taxes (“DGT”) in Indonesia within four months after each taxable periods ends. The DGT can issue an underpaid tax assessment letter within five years after the incurrence of a tax liability, the end of a tax period (month), or the end of (part of) a tax year.

Under applicable tax laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the tax authorities in different tax jurisdictions. The Group could face material and adverse tax consequences if the tax authorities determine that the contractual arrangements in relation to the Group were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable tax laws, rules and regulations, and adjust the taxable income of the Group in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded for tax purposes, which could in turn increase its tax liabilities without reducing the tax expenses of subsidiaries subject to more favorable tax rate. In addition, the tax authorities may impose late payment fees and other penalties on the Group for the adjusted but unpaid taxes according to the applicable regulations. The Group evaluates each uncertain tax position based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months.

12.    LEASES

The Group has entered into various non-cancellable lease agreements for offices and warehouses space, with lease terms ranging from two to six years, which are located in Indonesia, Japan, Italy and Singapore.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. As of December 31, 2025, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

12.    LEASES (cont.)

and do not contain any residual value guarantee. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities.

The Group’s lease arrangements may contain both lease and non-lease components. The Group has separately accounted for lease and non-lease components based on their nature. Payments under the Group’s lease arrangement are fixed. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2024	2025
Operating right-of-use assets	$1,133,519	$718,376
Amortization of right-of-use assets	(711,975)	(218,303)
Right-of-use assets, net	$421,544	$500,073

Operating lease liabilities, current	$330,243	$305,801
Operating lease liabilities, non-current	118,460	158,926
Total operating lease liabilities	$448,703	$464,727

Weighted-average remaining lease term (in years)	1.77	1.68
Weighted-average discount rate	5.52%	3.67%

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss was as follows:

	For the years ended December 31,
	2023	2024	2025
Operating leases expense excluding short-term lease expense	$468,600	$362,700	$362,796
Short-term lease cost	110,888	415,807	74,264
Total	$579,488	$778,507	$437,060

The following is a schedule of future minimum payments under the current existing operating leases as of December 31, 2025:

For the years ending December 31,	Amount
2026	$317,053
2027	160,969
Total lease payments	478,022
Imputed interest	(13,295)
Total	$464,727

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

13.    RELATED PARTY TRANSACTIONS

Related parties

The table below sets forth the material related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	Shenzhen Yunhua Holdings Co., Ltd	An associate entity under common ultimate control
2	Zhejiang Yunmao Technology Co., Ltd	An associate entity under common ultimate control
3	Hong Kong Xinyun Logistics Trading Ltd	An associate entity under common ultimate control
4	Yun Yuan (HK) Trading Co., Ltd	An associate entity under common ultimate control
5	PT Tunas Sukses Nusantara	Significant influence exercised by the management of the Group
6	Hong Kong Xinyun Trading Ltd	An associate entity under common ultimate control
7	Xingyun International Company Limited	Ultimate controlling shareholder of the Group

Amounts due from/to related parties

Amounts due from/to related parties consisted of the following for the periods indicated:

	As of December 31,
	2024	2025
Amount due from related parties, current
Hong Kong Xinyun Logistics Trading Ltd	$59,895	$949,733
Shenzhen Yunhua Holdings Co., Ltd	257,709	289,423
Yun Yuan (HK) Trading Co., Ltd	46,620	2,167
Others	172,199	248,407
Total	$536,423	$1,489,730

Amount due to related parties, current
Yun Yuan (HK) Trading Co., Ltd(2)	$2,656,573	$2,351,386
Shenzhen Yunhua Holdings Co., Ltd(3)	4,310,779	815,731
Hong Kong Xinyun Logistics Trading Ltd	77,985	296,614
Xingyun International Company Limited(2)	2,115,051	—
Others	659,676	600,542
Total	$9,820,064	$4,064,273

Amount due to related parties, non-current
Yun Yuan (HK) Trading Co., Ltd(1)(2)	$13,899,703	$13,131,510
Hong Kong Xinyun Trading Ltd(1)	7,180,963	10,941,946
Hong Kong Xinyun Logistics Trading Ltd(1)	9,787,981	10,212,011
Xingyun International Company Limited(2)	—	3,971,193
Shenzhen Yunhua Holdings Co., Ltd(3)	—	3,748,438
Zhejiang Yunmao Technology Co., Ltd(1)	1,778,565	1,788,032
Total	$32,647,212	$43,793,130

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

13.    RELATED PARTY TRANSACTIONS (cont.)

Material related-party transactions

	For the years ended December 31,
	2023	2024	2025
Purchase of goods
Shenzhen Yunhua Holdings Co., Ltd	$1,482,890	$5,207,781	$1,160,211
Yun Yuan (HK) Trading Co., Ltd	2,868,670	852,981	245,286
Total	$4,351,560	$6,060,762	$1,405,497

Sales of goods
Hong Kong Xinyun Logistics Trading Ltd	$1,911,106	$48,021	$891,282
Yun Yuan (HK) Trading Co., Ltd	—	230,498	—
Total	$1,911,106	$278,519	$891,282

Operation and support services(4)
Yun Yuan (HK) Trading Co., Ltd	$1,370,343	$1,623,421	$1,287,657

Loans received from related parties
Hong Kong Xinyun Trading Ltd	$—	$7,143,579	$5,319,036
Hong Kong Xinyun Logistics Trading Ltd	—	5,175,062	568,339
Yun Yuan (HK) Trading Co., Ltd	1,351,911	—	—
Total	$1,351,911	$12,318,641	$5,887,375

Repayment of principal and interest of loan from related parties
Hong Kong Xinyun Trading Ltd	$—	$—	$2,144,190
Yun Yuan (HK) Trading Co., Ltd	851,187	1,102,780	3,404,937
Hong Kong Xinyun Logistics Trading Ltd	—	1,070,592	570,161
Total	$851,187	$2,173,372	$6,119,288

Capital injection from a related party
Yun Yuan (HK) Trading Co., Ltd(5)	$2,369,099	$—	$—
Total	$2,369,099	$—	$—

____________

(1)      As of December 31, 2024, borrowings from Yun Yuan (HK) Trading Co., Ltd, Hong Kong Xinyun Logistics Trading Ltd, Ltd, Hong Kong Xinyun Trading Ltd and Zhejiang Yunmao Technology Co., Ltd were US$13,899,703, US$9,787,981, US$7,180,963 and US$1,778,566 subject to an annual interest rate of 4.2%. On December 31, 2025, the Group renewed matured loans from related parties, extending the repayment dates to December 31, 2030, with an annual interest rate of 4.2%, consisting of US$6,258,301 from Hong Kong Xinyun Logistics Trading Ltd, US$5,499,585 from Hong Kong Xinyun Trading Ltd and $2,875,666 from Yun Yuan (HK) Trading Co., Ltd. As of December 31, 2025, borrowings from Yun Yuan (HK) Trading Co., Ltd, Hong Kong Xinyun Trading Ltd, Hong Kong Xinyun Logistics Trading Ltd and Zhejiang Yunmao Technology Co., Ltd were US$11,304,792, US$10,941,946, US$10,212,011 and US$1,788,032 subject to an annual interest rate of 4.2%.

(2)      On December 31, 2025, the Group entered into another loan agreement with related parties, pursuant to which, amounts of US$5,797,911 was converted into long-term borrowings granted by related parties to the Group, with an annual interest rate of 3.0%. As of December 31, 2025, borrowings from Xingyun International Company Limited and Yun Yuan (HK) Trading Co., Ltd were US$3,971,193 and US$1,826,718 subject to an annual interest rate of 3.0%.

(3)      On December 31, 2025, the Group entered into an extension agreement with Shenzhen Yunhua Holdings Co., Ltd to extend the maturity of an outstanding trade payable totaling US$3,748,438. Pursuant to the agreement, the payable to Shenzhen Yunhua Holdings Co., Ltd was extended interest-free for three years to December 31, 2028.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

13.    RELATED PARTY TRANSACTIONS (cont.)

The Group performed a quantitative analysis to evaluate the extension of payables to Shenzhen Yunhua Holdings Co., Ltd and concluded that the terms of the new debt were not substantially different from the original terms under ASC Topic 470-50 — Debt Modifications and Exchanges. Accordingly, the extension is accounted for a debt modification and no gain or loss was recognized.

(4)      Operation and support services mainly account for the payroll cost, office and utilities costs, and other operation and support costs in the financial shared services center and the business center provided by the related party. The payroll costs allocation incurred amounted to US$425,123, US$421,838 and US$413,262 for the years ended December 31, 2023 and 2024 and 2025, respectively.

(5)      Capital injection from related parties represents the actual cash inflow of capital injection, and does not include the capital investment that has been subscribed but not yet received from related parties. The amount of capital injection which has been paid by related parties were US$2,369,099, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Polibeli HK has provided guarantees totaling US$5.1 million to Hong Kong Xinyun Logistics Trading Ltd, expiring on September 28, 2030.

14.    PREPAID SHARE FORWARD AGREEMENT

On May 28, 2025, the Company and Chenghe entered into Prepaid Share Forward Agreement (the “Prepaid Share Forward Agreement”) with certain parties including Harraden Circle Investors, LP (“HCI”); Harraden Circle Special Opportunities, LP (“HCSO”), and Harraden Circle Strategic Investments, LP (“HCSI”) (collectively, the “Seller” or “Harraden”) for a prepaid forward repurchase transaction (the “Transaction”). For purposes of the Prepaid Share Forward Agreement, “Counterparty” refers to Chenghe prior to the consummation of the Business Combination and the Company after the consummation of the Business Combination.

Pursuant to the terms of the Prepaid Share Forward Agreement, the Seller intends, but is not obligated, to purchase up to a number of Class A ordinary shares, in the aggregate amount equal to up to 3,000,000, from third parties through a broker in the open market (other than through Counterparty), or Class A ordinary shares previously redeemed by Seller that Seller reverses a previously submitted redemption request for prior to the closing of the Business Combination (the “Number of Shares”). The Seller is also entitled to purchase up to 100,000 Class A ordinary shares of the Company (the “Committed Shares”), which shall not form a part of the Number of Shares under the Prepaid Share Forward Agreement, and the Sellers will not sell the Committed Shares at a price less than the Reset Price (as defined below) prior to 30 day anniversary of the closing of the Business Combination.

The Prepaid Share Forward Agreement provides that the Counterparty shall pay to the Seller an aggregate cash amount (the “Prepayment Amount”) equal to (i) Number of Shares plus the number of Commitment Shares, multiplied by the (ii) the redemption price per share as set forth in Chenghe’s constitutional documents (the “Redemption Price”, which was approximately US$10.53 per share at the closing of Business Combination) directly from the trust account maintained by Continental Stock Transfer & Trust Company on the earlier of (a) one Local Business Day after the closing of the Business Combination and (b) the date any assets from the Trust Account are disbursed following the Business Combination.

From time to time and on any date following the Business Combination (any such date, a “OET Date”), Seller may, in its absolute discretion, to exercise Optional Early Termination (“OET”), that is to terminate the Transaction in whole or in part with respect to any Number of Shares by giving notice of such termination and the specified Number of Shares (such quantity, the “Terminated Shares”). As of each OET Date, the Counterparty shall be entitled to an amount from Seller, and the Seller shall pay to the Counterparty, an amount equal to (a) the then-in-effect Reset Price, multiplied by (b) the Terminated Shares. Thereafter, the Number of Shares shall be reduced by the number of Terminated Shares. The Reset Price shall be initially the Redemption Price, and, from time to time, in the Counterparty’s sole discretion, the Reset Price may be adjusted to the lower of the current Reset Price and the average of the volume weighted average price (“VWAP”) of the shares over the prior 5 trading days. For avoidance of doubt, the Reset Price may only be adjusted downward.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

14.    PREPAID SHARE FORWARD AGREEMENT (cont.)

The Prepaid Share Forward Agreement can be settled two Exchange Business Days following the Valuation Date, defined to be the earlier of (a) the date that is 12-months after of the closing of the Business Combination and (b) the date specified by Seller in a written notice to be delivered to Counterparty, at Seller’s sole discretion (the “Settlement Date”). At Settlement Date, the Seller shall return to the Counterparty the Number of Shares, and in exchange of such return, shall be entitled to retain an amount equal to the Number of Shares multiplied by the Redemption Price.

At the closing of Business Combination, approximately $31.6 million from the Trust Account were paid to the Seller for its purchase up to 2,999,709 Class A ordinary shares. Among the 2,999,709 shares under the Prepaid Share Forward Agreement, 100,000 are Commitment Share the remaining 2,899,709 shares shall be returned the Counterparty subject to adjustment of OET exercise.

Commitment Shares represent an obligational payment for entering into the prepaid forward repurchase transaction with the Seller, since the Prepayment Amount shall be paid by the Counterparty to the Seller upon the closing of Business Combination even if the Number of Shares is zero. The Company concluded that the Commitment Shares are an obligational payment to the Seller in contemplation of entering into the prepaid forward repurchase transaction. The Commitment Shares should be treated as a cost to enter into the Prepaid Share Forward Agreement, and measured at their fair value at inception, by the redemption price of US$10.53 per share.

The Company evaluated the Prepaid Share Forward Agreement according to ASC 480 — Distinguishing Liabilities from Equity, ASC 505 — Contracts on an Entity’s Own Equity, ASC 815 — Derivatives and Hedging and concluded that:

(i)     Upon the closing of the Business Combination on August 7, 2025, and prior to the Prepayment Amount being paid in full, the prepaid share forward transaction is representative of an obligation to repurchase shares by transferring assets under ASC 480-10-25-8 through 25-11. Following the Prepayment Amount being paid in full, the Company will no longer have an obligation to transfer assets and the prepaid share forward transaction will no longer be subject to the accounting requirements of ASC 480. Such prepaid share forward transaction, as a freestanding instrument, meets the requirements for equity classification and is reported as a reduction of equity, following the Prepayment Amount being paid in full.

(ii)    The embedded OET feature in connection with the Terminated Shares is essentially a short call option that gives the Seller the ability to “lock” the share price back at an adjusted Reset Price not exceeding the Redemption Price, which is a feature not clearly and closely related to the host contract’s primary function of a forward repurchase transaction. Additionally, the embedded OET feature meets the definition of derivative instrument, and requires bifurcation and to be accounted for separately as an embedded derivative under ASC 815. The embedded OET feature should be recognized as an OET derivative liability at fair value on the consolidated balance sheets. Changes in the fair value of OET derivative liability are recorded in the consolidated statements of operations as a component of other income or expense.

On August 27, 2025, Harraden elected to exercise the OET and terminated 22,670 Shares for the prepaid share forward transaction. On that day, the average of the VWAP of the Shares over the prior 5 trading days was US$10.72, and therefore the then-in-effect Reset Price would be US$10.53. After the exercise of OET, the remaining Number of Shares as of December 31, 2025 was 2,877,039.

For the year ended December 31, 2025, the Company recorded US$2,481,099 fair value changes of the OET derivative liability from Closing Date to Balance Sheet Date. The fair value of the OET derivative liability was measured at Black-Scholes model on a recurring basis, which incorporates both observable inputs (stock price and

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

14.    PREPAID SHARE FORWARD AGREEMENT (cont.)

risk-free rate) and significant unobservable input (expected volatility). Expected volatility is estimated based on the historical volatility of a set of comparable public companies, adjusted for the specific circumstances of the Group. Key inputs in the valuation model are as follow:

	August 7, 2025 (Closing Date Value)	December 31, 2025 (Balance Sheet Date Value)
Stock price	$10.73	$10.96
Exercise price	10.53	10.53
Risk-free rate	3.91%	3.65%
Volatility	60.54%	49.04%
Expected terms (years)	1.00	0.60
Estimated weighted average Terminated Shares	2,899,709	2,880,144

The following table presents a reconciliation of the OET derivative liability classified as a Level 3 fair value measurement for the year ended December 31, 2025:

Amount
Balance upon closing of Business Combination (August 7, 2025)	$8,072,614
Gain on fair value change	(2,481,099)
Balance as of December 31, 2025	$5,591,515

15.    ORDINARY SHARES

The Company is authorized to issue a maximum of 5,000,000,000 ordinary shares with par value of US$0.00001 each, comprising 3,000,000,000 Class A ordinary shares,1,000,000,000 Class B ordinary shares and 1,000,000,000 share of such class or classes(however designated) as the board of directors may determine in accordance with the A&R Company Listing Articles, among which, 312,720,720 and 319,108,190 Class A ordinary shares, and 47,279,280 and 47,279,280 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A ordinary shares will be entitled to one vote per one Class A ordinary share and each holder of Class B ordinary shares will be entitled to ten votes per one Class B ordinary share. Each Class B ordinary share shall be convertible into one fully paid and non-assessable Class A ordinary share at the option of the Class B Holder at any time upon written notice to the transfer agent of the Company. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Outstanding Ordinary Shares Issued to Chenghe

Immediately before consummation of the Business Combination, Chenghe had 3,512,470 Class A ordinary shares and 2,875,000 Class B ordinary shares issued and outstanding, with par value of US$0.00001 each, (including 3,202,470 Class A ordinary shares held by public shareholders, 2,875,000 Class B ordinary shares held by the Sponsor (“Founder Shares”), and 310,000 Class A ordinary shares held by the Sponsor and the underwriters through the Private Placement (“Private Placement Shares”)), which were cancelled and converted into 6,387,470 Company Class A ordinary shares, with the same par value, upon consummation of the Business Combination.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

15.    ORDINARY SHARES (cont.)

Outstanding Ordinary Shares Issued to the Existing Shareholders of Polibeli Group

Immediately before consummation of the Business Combination, Polibeli Group’s authorized share capital was US$50,000 divided by 500,000,000 shares issued and outstanding, with par value of US$0.0001 each, which were cancelled and converted at a Recapitalization Factor of approximately 0.7200 into an aggregate of 312,720,720 Company Class A ordinary shares and 47,279,280 Company Class B ordinary shares, with par value changed to US$0.00001 each, upon consummation of the Business Combination.

16.    EQUITY TRANSFER AGEEMENT UNDER COMMON CONTORL

As described in Note 1(c), in 2023, Cloud Singapore entered into Equity Transfer Agreements with Yun Yuan (HK) Trading Co., Ltd (“Yun Yuan HK”), which is ultimately controlled by Xingyun International, and ultimately controlled by the Controlling Shareholder of the Company. Pursuant to the agreements, 100% equity interests of Cloud France, Cloud Korea and Cloud Italy were transferred from Yun Yuan HK to Cloud Singapore, for a cash consideration equivalent to the registered capital investment in total of US$144,868 in these subsidiaries. The transfer of 100% equity interest in Cloud France, Cloud Korea and Cloud Italy was accounted for as transactions between entities under common control, with the assets and liabilities recorded at the historical cost.

In 2024, Cloud Singapore entered into Equity Transfer Agreements with Yun Yuan (HK) Trading Co., Ltd (“Yun Yuan HK”) and Hong Kong Xinyun Logistics Trading Ltd (“Xinyun Logistics”), which were ultimately controlled by Xingyun International, and ultimately controlled by the Controlling Shareholder of the Company. Pursuant to the agreements, 100% equity interests of Cloud Japan and Singapore International were transferred from Xinyun Logistics to Cloud Singapore, 100% equity interests of Japan Biltech, 99% equity interests of PT Ezmart and PT Cloud and its subsidiaries (including PT Innovative and PT XY Jaya) were transferred from Yun Yuan HK to Cloud Singapore, for a cash consideration equivalent to the registered capital investment in total of US$5,252,494 in these subsidiaries. The transfer of equity interest in Cloud Japan, Japan Biltech, Singapore International, PT Ezmart and PT Cloud and its subsidiaries was accounted for as transactions between entities under common control, with the assets and liabilities recorded at the historical cost.

17.    WARRANTS

As of December 31, 2025, there were 4,467,494 warrants (including 4,312,495 Public Warrants and 154,999 Private Placement Warrants) outstanding, all of which were originally issued in connection with the Initial Public Offering and the private placement of Chenghe. Pursuant to the Amended and Restated Warrant Agreement (“A&R Warrant Agreement”), the Company assumes all of the rights, title and interests in and to the existing Warrant Agreement and the all of the obligations and liabilities of Chenghe Warrants as of the effective time of Business Combination.

Public Warrants

Pursuant to Chenghe’s Initial Public Offering on June 10, 2024, Chenghe sold 8,625,000 units (the “Public Units”). Each Public Unit consists of one redeemable Class A ordinary share (“Public Share”) of Chenghe and one-half of one warrant (each whole warrant, a “Public Warrant”).

Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share. A warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. No fractional warrants will be issued upon separation of the Units, and only whole warrants will trade. The warrants will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

17.    WARRANTS (cont.)

Redemption of warrants for cash

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the reported last sale price of the ordinary share equals or exceeds US$18 per share, for any 20 trading days within a 30 trading days period ending on the third trading day prior to the notice of redemption to warrant holders, and;

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption, and;

If and when the warrants become redeemable by the Company in cash, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share split-up, share aggregation, extraordinary dividend, recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the warrants.

As the Public Warrants meet the criteria for equity classification under ASC480 and ASC815, therefore, the Public Warrants are equity-classified instruments under equity treatment at its assigned value on original issuance date, which was included the additional paid in capital.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Sponsor and underwriters purchased an aggregate of 310,000 Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $3,100,000, in a private placement. Each Private Placement Unit consists of one Class A ordinary share and one-half of one warrant (each whole warrant, a “Private Placement Warrant”). The Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and do not have redemption right. Other than the aforementioned, the Private Placement Warrants have terms and provisions that are identical to Public Warrants.

As the Private Placement Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the Private Placement Warrants are equity-classified instruments under equity treatment at its assigned value on original issuance date, which was included the additional paid in capital.

18.    LOSS PER SHARE

For the years ended December 31, 2023, 2024 and 2025, the outstanding warrants including Public Warrants and Private Placement Warrants, were excluded from the calculation of diluted loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

18.    LOSS PER SHARE (cont.)

The loss per Class A ordinary shares and the loss per Class B ordinary shares are the same. The following table sets forth the computation of basic and diluted loss per share in accordance with ASC 260 on computation of loss per share for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the years ended December 31,
	2023	2024	2025
Numerator:
Net loss	$(6,726,689)	$(10,978,791)	$(5,970,105)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted*	360,000,000	360,000,000	362,554,988
Basic and diluted net loss per share attributable to ordinary shareholders of Polibeli Group Ltd*	$(0.02)	$(0.03)	$(0.02)

____________

*        Par value of ordinary shares and share data have been retroactively restated to give effect to the Reverse Recapitalization related to the Business Combination completed on August 7, 2025. (Note 1)

19.    SIGNIFICANT RISKS AND UNCERTAINTIES

(a)    Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to interest rate risk arising from cash, amounts due from related parties, bank loan, and amount due to related parties. The Group expected no material risks from changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure.

(b)    Foreign exchange risk

The reporting currency of the Group’s operations was in USD and the Group’s subsidiaries generally use their respective local currencies as their functional currencies, including JPY, IDR, SGD, KRW, EUR, and US$. The Group is exposed to foreign exchange risk in respect of operating activities when purchase of goods and services in geographic areas is using transaction currencies other than USD.

(c)     Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash, accounts receivable, amounts due from related parties and deposits within other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash are held with financial institutions that Group’s management believes to be high credit quality. Based on the Group’s historical experiences in collection of other receivables and amounts due from related parties, the Group consider the credit risk of these receivables to be low. Management regularly conducts assessment on expected credit losses arising from non-performance by these counterparties.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

19.    SIGNIFICANT RISKS AND UNCERTAINTIES (cont.)

(d)    Concentration of customers and suppliers

The following customers represent more than 10% of the Group’s total revenues for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
Customer A	15.6%	15.2%	15.7%
Customer J	*	16.6%	*
Customer K	*	16.0%	*

____________

*        Represents percentage less than 10%

The following customers represent more than 10% of the Group’s total accounts receivable as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
Customer O	*	16.8%
Customer A	*	13.2%
Customer L	11.7%	*

____________

*        Represents percentage less than 10%

The following customers represent more than 10% of the Group’s total advances from customers as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
Customer P	*	35.0%
Customer Q	*	16.0%
Customer R	*	14.2%
Customer M	43.1%	*
Customer H	15.4%	*
Customer N	10.4%	*

____________

*        Represents percentage less than 10%

The following suppliers represent more than 10% of the Group’s total purchases for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
Supplier P	*	*	23.9%
Supplier A	18.8%	15.3%	17.4%
Supplier N	*	18.4%	11.7%
Supplier D	*	*	10.7%
Supplier O	*	17.7%	*
Supplier B	13.3%	*	*

____________

*        Represents percentage less than 10%

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

19.    SIGNIFICANT RISKS AND UNCERTAINTIES (cont.)

The following suppliers represent more than 10% of the Group’s accounts payable as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
Supplier P	18.8%	41.2%
Supplier Q	17.1%	*
Supplier R	14.0%	*
Supplier E	12.4%	*

____________

*        Represents percentage less than 10%

The following suppliers represent more than 10% of the Group’s advance to suppliers as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
Supplier T	*	62.1%
Supplier S	*	11.4%
Supplier D	41.4%	*
Supplier A	34.8%	*

____________

*        Represents percentage less than 10%

20.    COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2024 and 2025, the Group had neither significant financial nor capital commitment.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025, and through the issuance date of these consolidated financial statements.

21.    SUBSEQUENT EVENTS

The Group has evaluated the impact of events that have occurred subsequent to December 31, 2025, through April 24, 2026, the issuance date of the consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except for the event as discussed below.

On January 5, 2026, the Group entered into a bank loan agreement with BEA in the amount of US$424,936, with an annual interest rate of 5.2%, which will mature on July 3, 2026 and guaranteed by Shenzhen Tianxing Cloud Supply Chain Limited, Xinyun Logistics Trading Limited, Xingyun International Company Limited, and Mr. Wei Wang.

POLIBELI GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In U.S. Dollar, except for share data, or otherwise noted)

21.    SUBSEQUENT EVENTS (cont.)

On January 22, 2026, the Group entered into a bank loan agreement with BEA in the amount of US$809,617, with an annual interest rate of 4.4%, which will mature on July 21, 2026 and guaranteed by Shenzhen Tianxing Cloud Supply Chain Limited, Xinyun Logistics Trading Limited, Xingyun International Company Limited, and Mr. Wei Wang.

During the period from January 14, 2026 to April 20, 2026, the Group borrowed an aggregate amount of approximately US$1,828,201, from Hong Kong Xinyun Trading Ltd, a related party. In February 2026, a repayment of approximately US$176,036 (EUR150,000) was made. The borrowings bear an annual interest rate of 4.2% and mature on January 5, 2030 and October 12, 2030.